[Chapman and Cutler LLP Letterhead]

February 7, 2024

VIA EDGAR CORRESPONDENCE

Lisa N. Larkin
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Valkyrie ETF Trust II (the “Trust”)
File Nos. 333-258722; 811-23725

Dear Ms. Larkin:

This letter responds to your comments received by email on June 28, 2023, regarding the Post-Effective Amendment No. 18 under the Securities Act of 1933, as amended, and Amendment No. 22 under the Investment Company Act of 1940, as amended, filed as an amendment to Valkyrie ETF Trust II’s (the “Trust”) Registration Statement (collectively, the “Amendment”) with the staff of the Securities and Exchange Commission (the “Staff”) on May 15, 2023. The Amendment relates to the Valkyrie Bitcoin Futures Leveraged Strategy ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Bitcoin and Bitcoin Futures

Disclosure in the section titled, “Important Information About the Fund” states that the Fund does not attempt to replicate an index or any multiple or inverse of an index for a single day or any other time period.” Disclosure in the section titled, “Principal Investment Strategies” states that the Fund “seeks to achieve its investment objective by investing its assets in futures contracts on bitcoin and other Financial Instruments . . . that provide investment exposure to the price of bitcoin. . .” Please tell us how the Fund determines “the price of bitcoin.”

Response to Comment 1

The Fund’s investment strategy has been revised such that it seeks daily investment results, before fees and expenses, that correspond to two times (2x) the return of the S&P CME Bitcoin Futures Index Excess Return (the “Index”) (the “Index”). Accordingly, the Fund does not determine the “price of bitcoin” and rather is has exposure to the value of bitcoin through the value of futures contracts that track the level of the Index. Any accompanying disclosure to the contrary has been revised, as reflected in the revised preliminary prospectus attached hereto as Exhibit A.

Comment 2 – Bitcoin and Bitcoin Futures

Please explain in greater detail to the Staff how the Fund intends to obtain the targeted 1x-2x exposure. Does the Fund intend to do that solely via investment in U.S. exchange-traded bitcoin futures (“bitcoin futures”) through the commodity subsidiary (the “Subsidiary”)? In your explanation to the Staff, please discuss the impact of high margin requirements associated with bitcoin futures on the Fund’s ability to obtain the targeted 1x-2x exposure via investments in bitcoin futures.

Response to Comment 2

As noted above, the Fund’s investment strategy no longer seeks performance of 1x-2x exposure, and rather uses a fixed daily sought-after return of 2x the return of the Index. The Fund will seek its daily 2x return of the Index primarily through its investment in bitcoin futures, which is effectuated through the Subsidiary. As the Staff notes, there are margin requirements associated with the investment in bitcoin futures, and the Fund will invest in “Collateral Investments” in order to meet such requirements. Collateral Investments consist of high-quality securities, including:

(1) U.S. Government securities, such as bills, notes and bonds issued by the U.S. Treasury; (2) money market funds; and/or (3) corporate debt securities, such as commercial paper and other short-term unsecured promissory notes issued by businesses that are rated investment grade or determined by the Adviser to be of comparable quality.”

In accordance with the tax laws applicable to regulated investment companies (“RICs”) the Fund’s investment in the Subsidiary will not exceed 25% of the fund’s total assets at or around each quarter end of the Fund’s fiscal year. At other times, the Fund’s investments in the Subsidiary may significantly exceed 25% in order to meet its sought-after exposure. When it needs to reduce its investment in the Subsidiary to comply with the RIC Asset Diversification Test, it will invest in reverse repurchase agreements, other investment companies, bitcoin-linked ETPs and other investments as disclosed in the prospectus. Disclosure has been added to the preliminary prospectus that details that there can be no guarantee that the Fund will ever meet its targeted 2x daily return, and during days its portfolio is changed due to the tax laws this risk is greater. This management of the Fund’s assets, including with respect to the high margin requirements associated with bitcoin futures, is consistent with other currently effective ETFs that seek exposure to bitcoin futures, and seek leveraged bitcoin futures, that have presented this same issue.

Comment 3 – Bitcoin and Bitcoin Futures

Please describe how you would expect the Fund to perform during significant daily downturns in the price of bitcoin and bitcoin futures, such as those that occurred on June 13, 2022 and November 8 and 9, 2022.

a.	Would such price changes impact the Fund’s operations, including the Fund’s creation process and/or its ability to meet its investment objective and execute on its principal strategies?

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b.	Would margin requirements during the months of June and November 2022 have prevented the Fund from carrying out its strategy?

c.	What would you expect to occur in terms of discounts or premiums in response to significant changes in secondary market demand for Fund shares? For example, describe the potential impact on the Fund’s premium (or discount) if a large number of investors (e.g., more than 50% of net assets) were to buy (or sell) shares.

Response to Comment 3

The Fund does not anticipate that its operations would be materially affected by price dislocations in the bitcoin and bitcoin futures markets such as occurred on June 13, 2022 (a 16% decline in the value of bitcoin), November 8, 2022 (a 12.6% decline in the value of bitcoin) and/or November 9, 2022 (a 6.16% decline in the value of bitcoin). Bitcoin futures trading volumes, which have ranged between $500 billion and $1.5 trillion over the past twelve months (Jan 2023 to Jan 2024 (https://www.theblock.co/data/crypto-markets/futures/volume-of-bitcoin-futures-monthly), indicates liquidity sufficient for normal operation of the Fund. Margin requirements during the dates noted would not be a hindrance to the Fund carrying out its strategy.

On days of extraordinary buying or selling demand for the Fund’s Shares, it is possible that premiums or discounts to the Fund’s NAV may be larger than would normally be that case. However, the Fund expects that Authorized Participants and other market makers will detect arbitrage opportunities which would have the effect of lessening those premiums or discounts and reducing that time that any significant premium or discount exists.

Comment 4 – Bitcoin and Bitcoin Futures

Please provide simulated performance for a hypothetical $10,000 invested in the Fund on January 1 through December 31, 2022. Please include projected daily, weekly, monthly, and annual performance data for the simulated period.

Response to Comment 4

The requested information will be provided to Staff under separate cover.

Comment 5 – Bitcoin and Bitcoin Futures

Please provide a VaR calculation as required under rule 18f-4 under the 1940 Act for the simulated portfolio for each day in the months of June and November 2022. Also include the same calculation for the index the Fund will use as the designated reference portfolio.

Response to Comment 5

The Fund will use the relative VaR test for compliance with Rule 18f-4, and the designated reference portfolio will be the Index. Given that the Fund’s investment objective is to achieve 2x the performance of the Index, before fees and expense, it is not expected that the VaR of the Fund would exceed 200% of the VaR of the Index in the ordinary course. The Fund will comply with the Derivatives Risk Management Program approved by the Board, including the required reporting to the Board of any exceedances of the Program’s guidelines and, in the case of an event specified in Form N-RN, reports with the Commission on such Form.

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Comment 6 – Bitcoin and Bitcoin Futures

Please supplementally indicate when the Fund expects to launch.

Response to Comment 6

We have been advised by the Fund’s investment adviser that it anticipates launching the Fund as soon as practicable.

Comment 7 – Bitcoin and Bitcoin Futures

Please consider including “Daily” in the Fund’s name inasmuch as the Fund seeks up to 2x returns for a single day and not any other period.

Response to Comment 7

After consideration, the Fund respectfully declines the Staff’s comment. In its consideration, it noted that another daily 2x leveraged bitcoin ETF, the “2x Bitcoin Strategy ETF” does not include “Daily” in its name. The Fund believes that “Valkyrie Bitcoin Futures Leveraged Strategy ETF” remains consistent with the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”) and the rules promulgated thereunder.

Comment 8 – Bitcoin and Bitcoin Futures

Please inform us whether the Fund anticipates any capacity constraints in the bitcoin futures market that would limit the size of the Fund’s exposure to bitcoin futures, and explain to us how the Fund will monitor market capacity as new participants enter the market.

Response to Comment 8

The Fund does not anticipate any capacity constraints with respect to the bitcoin futures market. Bitcoin futures trading volumes, which have ranged between $500 billion and $1.5 trillion over the past twelve months (Jan 2023 to Jan 2024 (https://www.theblock.co/data/crypto-markets/futures/volume-of-bitcoin-futures-monthly), indicates liquidity sufficient for normal operation of the Fund. To the extent any position limits are imposed by the Fund’s FCM’s and/or the exchanges on which the Fund’s bitcoin futures contracts change or there are any liquidity issues in the bitcoin futures markets, the Fund may be unable to achieve its investment objective. The Fund notes it has risk factors in its prospectus disclosing this risk.

Comment 9 – Bitcoin and Bitcoin Futures

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Please explain the Fund’s plans for Liquidity Management, including during both normal and reasonably foreseeably stressed conditions. Given the inability of exchange-traded funds to close to new investors, please explain in the Summary Prospectus how the Fund will manage liquidity should the Fund become so large as to require more liquidity than the market can provide to meet potential redemptions. In your response, please address the impact of exceeding certain thresholds, such as Futures Commission Merchant (“FCM”)-imposed capacity limits or the Chicago Mercantile Exchange’s (“CME’s”) position limits for a given contract, and whether these circumstances (or others) may cause the Fund to reduce its leverage to less than 1x-2x.

Response to Comment 9

The Fund has added the requested disclosure in accordance with the Staff’s comment.

Comment 10 – Bitcoin and Bitcoin Futures

Please supplementally confirm whether the Fund has lined up an FCM and who that FCM is.

Response to Comment 10

Marex will serve as the Fund’s FCM.

Comment 11 – Bitcoin and Bitcoin Futures

Please provide the Staff with an outline of the Fund’s plans for complying with rule 18f-4 under the 1940 Act, including a preliminary overview of the key elements of the derivatives risk management program. In responding to this comment, please confirm that the Fund will use relative VaR to comply with the rule given the Fund’s expected leverage and provide the designated reference portfolio. As part of your answer, please discuss whether the designated index is unleveraged.

Response to Comment 11

The Fund, as described in its investment objective, seeks to provide daily investment results that, before fees and expenses, correspond to two times (2x) the daily performance of the Index (the S&P CME Bitcoin Futures Index Excess Return (the “Index”)) (the “Designated Index”). Rule 18f04(a) provides that “if the fund’s investment objective is to track the performance (including a leverage multiple or inverse multiple) of an unleveraged index, the fund must use that index as its designated reference portfolio” (emphasis added). Accordingly, the Fund is required by Rule 18f-4 to use the Designated Index as the designated reference portfolio. Page 103 of the Rule 18f-4 adopting release states “[a] few commenters requested clarification regarding when an index would be “leveraged.” These commenters urged that an index should be considered leveraged if it seeks a multiple of returns, but not solely because it includes derivative instruments. . . We agree that whether a particular index is ‘leveraged’ would depend on the economic characteristics of the index constituents, and not just whether some or all of the constituents are derivatives. An index would be levered if, for example, the derivatives included in the index multiply the returns of the index or index constituents, as suggested by these commenters.” The Designated Index does not seek a multiple of returns and accordingly is not considered leveraged. The Fund is required to use the Relative VaR test to test its compliance with Rule 18f-4.

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The Fund’s portfolio transactions will be conducted pursuant to a written derivatives risk management program, which includes policies and procedures that are reasonably designed to manage the risks of such Fund’s usage of derivatives, as required by Rule 18f-4. The program is administered and overseen by a committee that has been designated by the Fund’s board of trustees as the derivatives risk managers.1 The program will identify and provide an assessment of the Fund’s derivatives usage and risks as they pertain to the Fund’s usage of futures contracts. The program will provide risk guidelines that, among other things, consider and provide for (1) limits on the Fund’s derivatives exposure; (2) monitoring and assessment of the Fund’s exposure to illiquid investments (if any); (3) monitoring and assessment of the credit quality of the Fund’s counterparties; and (4) monitoring of margin requirements, position limits and position accountability levels. Additionally, the program will provide for stress testing, back-testing, internal reporting and escalation, and periodic review in compliance with Rule 18f-4. Data relating to such functions will be made available by a third-party service provider engaged by the Fund, for analysis and monitoring by the Fund’s derivatives risk manager.

Comment 12 – Bitcoin and Bitcoin Futures

Please supplementally discuss how the Fund would value its bitcoin futures positions if the CME halted the trading of bitcoin futures due to price limits or otherwise.

Response to Comment 12

If the CME halted the trading of bitcoin futures, the Adviser, as valuation designee, would be responsible for fair valuing the bitcoin futures held by the Fund.

Comment 13 – Bitcoin and Bitcoin Futures

Please confirm that the Fund’s code of ethics applies to transactions in bitcoin and bitcoin futures and that all employees will be required to pre-clear such transactions.

Response to Comment 13

The Fund confirms that the code of ethics of the Trust, which the Fund is a series thereof, applies to such transactions.

Comment 14 – Bitcoin and Bitcoin Futures

Please supplementally provide to Staff information about the Fund’s discussions with potential authorized participants (“APs”) or market makers:

[1]	Note to draft: Confirm this is the proper structure for the trust.

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a.	Please disclose the number of APs or other firms that have expressed legitimate interest and/or intent to act as an AP for the Fund (including information about the identities of such potential APs).

b.	Please discuss the ability of APs and market makers to arbitrage the Fund’s holdings in a manner that is expected to keep the Fund’s market price in line with its NAV.

c.	Please describe what instruments the APs will use to arbitrage and whether there will be any impact from the inability of broker-dealers to custody “physical” bitcoin?

d.	Are there any unique considerations/rules from the exchange on which the Fund plans to list that will impact the Fund’s ability to pursue its investment strategy; interact with APs; or otherwise impact the Fund’s operations?

Response to Comment 14

The Fund intends to engage Marex Capital Markets, Inc. as the initial AP. The Fund is in conversations with other potential APs, including those APs who have existing agreements to serve as APs of other series of the Trust. These APs are expected to use futures, options and other correlating securities and/or financial instruments to arbitrage any premium or discount related to the Fund’s Shares. The Fund does not anticipate APs inability to custody physical bitcoin will impact their ability to seize arbitrage opportunities. In particular, the recent launch of several spot bitcoin ETPs should assist the APs in executing arbitrage trades. Finally, the Fund is not aware of any unique considerations/rules from the Exchange that would impact the Fund’s operations, its ability to pursue its investment strategy, or its interactions with APs.

Comment 15 – Bitcoin and Bitcoin Futures

Please supplementally confirm that the Fund will obtain exposure to bitcoin only through cash-settled futures traded on an exchange registered with the Commodity Futures Trading Commission, or investment companies that are registered in the United States.

Response to Comment 15

Except for the periods where the Fund will reduce its exposure to the Subsidiary for purposes of the Asset Diversification Test, the Fund intends to use only cash-settled bitcoin futures traded on an exchange registered with the CFTC to obtain its bitcoin exposure. In order the maintain bitcoin exposure on or around the fiscal quarter end and maintain compliance with the Asset Diversification Test, the Fund’s strategy permits the use of a wider range of investment instruments, as described in Exhibit A.

Comment 16 – Fund’s Investment in a Wholly-Owned Subsidiary

Please confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder.

Response to Comment 16

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The Subsidiary’s books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder, will be made available for inspection by the Staff.

Comment 17 – Fund’s Investment in a Wholly-Owned Subsidiary

Please confirm that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response to Comment 17

The Subsidiary and its board of directors will designate an agent for service of process in the United States.

Comment 18 – Fund’s Investment in a Wholly-Owned Subsidiary

Please supplementally inform the Staff whether the Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the Subsidiary’s expenses will be included in “Other Expense” in the Fund’s fee table.

Response to Comment 18

The Fund confirms that the Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees” and that the Subsidiaries expenses will be included in “Other Expenses” of the Fund’s fee table.

Comment 19 – Creation Units

Please disclose in the Statement of Additional Information that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the Fund to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the Fund, and thus decrease the Fund’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response to Comment 19

The Statement of Additional Information will be updated in accordance with the Staff’s comment.

Comment 20 – Rule 18f-4

Please provide specific details on what the portfolio will look like during the quarter versus quarter end. As part of your response, provide a representative portfolio for the Fund for each day over a two quarter period. This representative portfolio should include the exact investments the Fund will make directly and also indirectly through the Subsidiary, and the percentage of the Fund’s assets that will be invested in those investments. Please describe any assumptions the Fund makes in assembling this representative portfolio (e.g., assumptions around the amount of margin that will need to be held). Please add disclosure to the principal investment strategies that aligns with the process described herein.

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Response to Comment 20

A model portfolio responsive to the Staff’s comment will be provided under separate cover.

Comment 21 – Rule 18f-4

Please add disclosure that describes how much the Fund’s performance may deviate from 2x on days that the Fund meets the Asset Diversification Test and limits its exposure to 25% or less. Please add disclosure that describes how the Fund meets its 2x objective on those days.

Response to Comment 21

The prospectus has been updated in accordance with the Staff’s comment.

Comment 22 – Rule 18f-4

Has the adviser received a tax opinion confirming that the proposed strategy is not in contravention of the Asset Diversification Test? If yes, please provide this opinion to the Staff. Please provide an accounting analysis under ASC 740 related to the tax position on asset diversification and complying with gross income tests to determine whether a tax liability would be necessary (cite applicable U.S. GAAP).

Response to Comment 22

The adviser has not received a tax opinion confirming that the proposed strategy is not in contravention of the Asset Diversification Test. The Fund has received the advice of counsel regarding the proposed strategy and its compliance with the relevant requirements of qualification as a RIC under the Internal Revenue Code of 1968, as amended (the “Code”), which was used to prepare the disclosure related to the tax considerations of an investment in the Fund included in the Prospectus and SAI.

Comment 23 – Rule 18f-4

Please explain how the Fund’s 1x-2x investment objective will be impacted if FCMs charge higher than current prevailing margin rates. Please provide hypothetical estimates for margin rates of 1.25%, 1.40% and 1.50%.

Response to Comment 23

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The Fund discloses in the prospectus that increases in margin rates may result in the Fund not being able to achieve its 2x investment objective. That notwithstanding, the Fund has provided the below requested hypothetical estimates under separate cover.

Comment 24 – Rule 18f-4

Please supplementally confirm to the Staff that the Fund believes it could have achieved its 1x-2x investment objective, net of expenses, every day over the past 2 years, while also qualifying as a RIC under Subchapter M and explain what testing has been run to confirm its belief.

Response to Comment 24

The Fund believes it could have achieved its 2x investment objective over the past 2 years, while also qualifying as a RIC. That notwithstanding, as disclosed in the Fund’s prospectus, the 2x investment objective is sought before fees and expenses. Additionally, the Fund discloses that on each quarter-end the Fund may return substantially less than that on days at or around quarter end when the Fund must reduce its exposure to the Subsidiary to qualify for tax treatment as a RIC. Please refer to the mock portfolio and hypothetical performance information submitted under separate cover.

Comment 25 – Rule 18f-4

Please clarify whether the Fund intends to sell futures held in the Subsidiary around quarter-end. If it does so intend, does the Fund expect challenges with respect to trading near the quarter-end if it has to sell a significant amount of futures? For example, could bid-ask spreads widen? What specific indications is the Fund relying on to assure it will be able to find block trades when needed. Please disclose the risks associated with significant trading activity near quarter-end, including the risk of widening bid-ask spreads, if applicable.

Response to Comment 25

The Fund expects to reduce its exposure to the Subsidiary on or about fiscal quarter ends to meet the Asset Diversification Test. Given the robust nature of the bitcoin futures markets and the trading volumes demonstrated over the last thirteen months, the Fund does not anticipate difficulties accessing liquidity. Since such selling at quarter end may affect the Fund’s 2x exposure to the Index, it is likely that bid ask spreads may widen and that any discount to NAV may become more pronounced at quarter end intervals. The Prospectus has been updated to disclose these risks.

Comment 26 – Rule 18f-4

Please advise the Staff whether the Fund anticipates any widening in spreads between the Fund’s NAV and market price during days where the Fund is seeking to meet the Asset Diversification Test. Additionally, please describe to us any impact to the creation and redemption process on days that the Fund must meet the Asset Diversification Test and how the Fund will address any disruptions to the creation/redemption process.

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Response to Comment 26

The Fund does not anticipate any widening in the trading price versus the Fund’s NAV when the Fund rebalances its portfolio in order to qualify as a RIC. The Fund does not anticipate any disruption to the creation and redemption process related to its compliance with the Asset Diversification Test.

Comment 27 – Rule 18f-4

Does the Fund anticipate greater ETF holder transactions (and therefore greater redeems/creates) at quarter end? If yes, will the Fund need to maintain an extra cash buffer at that time, while it also will be adjusting its portfolio to comply with the Asset Diversification Test?

Response to Comment 27

The Fund does not anticipate greater transactions at quarter-end.

Comment 28 – Rule 18f-4

Please supplementally describe which auditor (Cayman or domestic) will play a substantial role in the preparation or furnishing of an audit report and serve as the registrant’s principal auditor.

Response to Comment 28

Cohen  & Company, Ltd. will prepare the Fund’s audit report and serve as the Fund’s principal auditor.

Comment 29 – Rule 18f-4

Please revise the disclosure in the Principal Investment Strategies section to provide more details about how the Fund will be managed, including how the portfolio holdings of the Subsidiary and Fund will change at quarter-end in order to meet the Asset Diversification Test to qualify for treatment as a regulated investment company under Subchapter M of the Internal Revenue Code and the use of a “cure period” if any. Please also revise the Principal Risk disclosure to reflect any related risks.

Response to Comment 29

The prospectus has been revised in accordance with the Staff’s comment.

Comment 30 – Rule 18f-4

Please prominently state in the Principal Investment Strategies section that, periodically the Fund may not achieve its objective of daily returns of 1x-2x, and may return substantially less than that on days that the Fund must reduce its exposure to futures to meet the Asset Diversification Test.

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Response to Comment 30

The prospectus has been revised in accordance with the Staff’s comment.

Comment 31 – Rule 18f-4

Please include the following in the statutory prospectus or in a tax opinion of the Fund: “Accordingly, because Congress saw fit, beginning in 1942, to explicitly reject the approach of a continuous or ongoing test, and instead to adopt an asset diversification test that would be met at quarter-end, the Registrant believes meeting the test at quarter-end while purposefully and continuously investing substantially more than 25% of assets in the Subsidiary throughout the quarter is consistent with the asset diversification test.” Please also include either in the prospectus or in a tax opinion of the Fund that the Fund may use a “cure” period to meet the Asset Diversification Test.

Response to Comment 31

The prospectus has revised in accordance with the Staff’s comment.

Comment 32 – Rule 18f-4

Please confirm that the Fund will file as an exhibit to the registration statement a tax opinion covering the Fund’s status as a RIC with respect to the Asset Diversification Test.

Response to Comment 32

The Fund respectfully declines to file a tax opinion as an exhibit to the registration statement as a tax opinion is not a requirement of Form N-1A nor is it regularly provided by other Form N-1A filers with similar tax status and characteristics.

Comment 33 – Cover Page

Please change the Fund’s proposed ticker symbol.

Response to Comment 33

The ticker has been changed to BTFX.

Comment 34 – Important Information About the Fund (Page 1)

Please revise the disclosure that the Fund “may” only be suitable for investors that understand the Fund’s risks to state that the Fund “is” only suitable for those investors.

Response to Comment 34

The prospectus has been revised in accordance with the Staff’s comment.

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Comment 35 – Important Information About the Fund (Page 1)

Please state in this section that the Fund is intended to be used only as a short-term trading vehicle.

Response to Comment 35

The prospectus has been revised in accordance with the Staff’s comment.

Comment 36 – Important Information About the Fund (Page 1)

Please state that this Fund in not intended to be used by, and is not appropriate for, investors who do not actively monitor and manage their portfolio (rather than saying they “should” actively manage their investments).

Response to Comment 36

The prospectus has been revised in accordance with the Staff’s comment.

Comment 37 – Principal Investment Strategies (Page 2)

In the third paragraph, disclosure states that the Adviser will determine the amount of leverage to be used by the Fund “based on real-time risk sentiment through technical analysis.” Please disclose how the Fund will assess “real-time risk sentiment through technical analysis” and how this relates to various investment outcomes for investors in the Fund. Currently, the disclosure does not adequately explain when and why the investment adviser will choose various exposures to bitcoin futures. Please tell us whether it is possible for the Fund to fall below 100% exposure, fall to 0% exposure, or short exposure.

Response to Comment 37

The Fund no longer uses discretion with respect to its leveraged exposure, and rather seeks a fixed daily multiple. Accordingly, the referenced disclosure has been revised.

Comment 38 – Principal Investment Strategies (Page 3)

In the first sentence of the first paragraph, disclosure states that “Financial Instruments” include forward contracts. Please delete references to forward contracts.

Response to Comment 38

The referenced disclosure in the prospectus has been revised.

Comment 39 – Principal Investment Strategies (Page 3)

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Please remove discussion of swaps throughout the Amendment since the Fund may not engage in swaps to gain bitcoin exposure.

Response to Comment 39

The Fund respectfully declines to remove the references to swaps. Additional details regarding the Fund’s use of swaps and other investments and related risk factors have been added to the prospectus. The Fund believes the proposed use of swaps is consistent with the approach taken by other leveraged funds registered under the 1940 Act.

Comment 40 – Principal Investment Strategies (Page 3)

Since the Fund does not invest in bitcoin directly, please move the “Bitcoin” paragraph after the Bitcoin Futures Contracts section.

Response to Comment 40

The disclosure has been revised in accordance with the Staff’s comment.

Comment 41 – Principal Investment Strategies (Page 3)

Please remove any reference to bitcoin, and any other asset that is issued and transferred using distributed ledger or blockchain technology, as a digital currency or cryptocurrency from the prospectus. In this regard, we note that bitcoin presently is not widely accepted as a medium of exchange. Please clarify this point where you discuss how the price of bitcoin is influenced in part by the extent to which it is accepted as payment for goods and services, and in connection therewith, explain the common impediments and/or disadvantages to adopting the Bitcoin Network as a payment network, including the slowness of transaction processing and finality, variability of transaction fees, and volatility of bitcoin’s price.

Response to Comment 41

The disclosure has been revised in accordance with the Staff’s comment.

Comment 42 – Principal Investment Strategies (Page 3)

Under “Bitcoin Futures Contracts” please discuss how the Fund would value its bitcoin futures positions if the CME halted the trading of bitcoin futures due to price limits or otherwise.

Response to Comment 42

The prospectus has been revised in accordance with the Staff’s comment.

Comment 43 – Principal Investment Strategies (Page 3)

Under “Bitcoin Futures Contracts” please disclose whether there are any instances where contango does not adversely affect the portfolio. If not, please state that “contango will adversely affect the performance of the Fund.”

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Response to Comment 43

The prospectus has been revised to include the above disclosure in accordance with the Staff’s comment.

Comment 44 – Principal Risks (Page 6)

In the first paragraph, please state that as a leveraged fund, the unique and substantial risks associated with bitcoin and bitcoin futures, and the Fund’s price volatility, are exacerbated.

Response to Comment 44

The prospectus has been revised to include the above disclosure in accordance with the Staff’s comment.

Comment 45 – Principal Risks (Page 6)

Please add “Aggressive Investment Risk” as a principal risk.

Response to Comment 45

The prospectus has been revised to include the above disclosure in accordance with the Staff’s comment.

Comment 46 – Bitcoin Investing Risk (Page 6)

We note your references to “bitcoin exchanges” and “cryptocurrency exchanges” in the prospectus. As these entities are typically used to trade a variety of digital assets (or crypto assets) and are not registered as national securities exchanges under Section 6 of the Securities Exchange Act of 1934, please revise your disclosure to refer to them as digital asset (or crypto asset) trading platforms. Also, please highlight the fragmentation and general lack of regulation of these markets in your disclosure.

Response to Comment 46

The prospectus has been revised in accordance with the Staff’s comment.

Comment 47 – Bitcoin Investing Risk (Page 6)

Please further explain this risk of volatile trading prices by noting that bitcoin has been prone to rapid price declines, including significant declines occurring in a single day, throughout its history, and give examples. Please also discuss here or in a separate bullet bitcoin’s exposure to instability in other speculative parts of the blockchain/crypto industry, such that an event that is not necessarily related to the security or utility of the Bitcoin Network can nonetheless precipitate a significant decline in the price of bitcoin (e.g., the collapse of TerraUSD).

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Response to Comment 47

The prospectus has been revised in accordance with the Staff’s comment.

Comment 48 – Bitcoin Futures Risk (Page 13)

Describe in more detail the risks associated with bitcoin futures capacity risk. In particular, disclose that the Fund may not be able to achieve its investment objective and may experience significant losses if the Fund’s ability to obtain exposure to bitcoin futures contracts is disrupted for any reason including, among other things, limited liquidity in the bitcoin futures market, a disruption to the bitcoin futures market, or as a result of margin requirements, position limits, accountability levels, or other limitations imposed by the Fund’s futures commission merchants, the listing exchanges, or the CFTC. In your response, please address what action the adviser will take in such circumstances, and the impact of any disruption in the Fund’s ability to obtain leveraged exposure to bitcoin futures contracts.

Response to Comment 48

The Fund directs the Staff’s attention to “Investment Capacity Risk” and “Bitcoin Futures Contract Risk” which contain these risk considerations and respectfully declines to duplicate such disclosure in the Bitcoin Futures Risk.

Comment 49 – Bitcoin Futures Risk (Page 13)

Disclose whether the ability of the Fund to acquire repurchase agreements would impact the Fund’s strategy at quarter end.

Response to Comment 49

The prospectus has been revised in accordance with the Staff’s comment.

Comment 50 – Investment Strategy Risk (Page 16)

Please state that differences in the prices between bitcoin and bitcoin futures will expose the Fund to risks different from, and possibly greater than, the risks associated with investing directly in bitcoin, including larger losses or smaller gains.

Response to Comment 50

The prospectus has been revised in accordance with the Staff’s comment.

Comment 51 – Subsidiary Investment Risk (Page 18)

In the last sentence, please change “1940 protections” to “certain 1940 Act protections.”

Response to Comment 51

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The prospectus has been revised in accordance with the Staff’s comment.

Comment 52 – Target Exposure and Rebalancing Risks (Page 18)

Please inform us of whether the Fund will normally seek to maintain notional exposure to bitcoin futures (rather than bitcoin) equal to between 100% and 200% of the net assets of the Fund.

Response to Comment 52

The Fund now seeks a fixed multiple of 2x. That notwithstanding, the Fund normally seeks to maintain notional exposure to bitcoin futures (rather than bitcoin) equal to 200% of the net assets of the Fund.

Comment 53 – Asset Concentration Risk (Page 19)

Please state specifically that the Fund will concentrate in bitcoin futures.

Response to Comment 53

The prospectus has been revised in accordance with the Staff’s comment.

Comment 54 – Additional Information About the Fund’s Principal Investment Strategies (Page 24)

Please explain to us what circumstances would result in the Fund not holding bitcoin futures during either rising or declining periods. Similarly, explain what circumstances would result in the Fund exiting its positions other than to meet redemptions.

Response to Comment 54

The referenced disclosure has been removed from the Fund’s prospectus. The Fund will pursue its investment objective regardless of rising or declining periods.

Comment 55 – Statement of Additional Information – Investment Strategies (Pages 3-7)

Please define “bitcoin-related investment products.”

Response to Comment 55

The disclosure has been revised to provide examples providing clarity as to “bitcoin-related investment products.”

Comment 56 – Statement of Additional Information – Investment Strategies (Pages 3-7)

17

Please consider adding the following disclosure in response to Item 9: (i) more detailed explanations and examples of daily leverage and compounding; and (ii) more detailed explanations and examples of the impact of volatility on the Fund.

Response to Comment 56

The Fund respectfully declines to add the requested disclosure, as the Fund is a daily trading vehicle and the effects of daily leverage and compounding are inconsistent with that strategy.

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

18

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

Subject to Completion
Dated February 7, 2024

PROSPECTUS

VALKYRIE BITCOIN FUTURES LEVERAGED STRATEGY ETF
(Ticker: BTFX)

__________, 2024

Valkyrie Bitcoin Futures Leveraged Strategy ETF (the “Fund”), a series of Valkyrie ETF Trust II (the “Trust”), intends to list and principally trade its shares on Nasdaq Stock Market LLC (the “Exchange”). Shares of the Fund trade on the Exchange at market prices that may be below, at or above the Fund’s net asset value.

Neither the U.S. Securities and Exchange Commission nor the Commodity Futures Trading Commission have approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The Fund is not intended to be used by, and is not appropriate for, investors who do not intend to actively monitor and manage their portfolios. The Fund is very different from most mutual funds and exchange-traded funds. Investors should note that:

(1) The Fund is riskier than alternatives that do not use leverage because the Fund magnifies the performance or underperformance of the underlying commodity.

(2) The Fund’s use of leverage means that, especially in periods of market volatility, the volatility of the underlying commodity may affect the Fund’s return as much as, or more than, the return of the underlying commodity. During periods of high volatility, the Fund may not perform as expected, and the Fund may have losses when an investor may have expected gains.

The Fund is not suitable for all investors. The Fund is designed to be utilized only by sophisticated investors, such as traders and active investors employing dynamic strategies. Investors in the Fund should:

(1) understand the risks associated with the use of leverage;

(2) understand the consequences of seeking long leveraged investment results; and

(3) intend to actively monitor and manage their investments.

Investors who do not understand the Fund, or do not intend to actively manage their funds and monitor their investments, should not buy shares of the Fund.

There is no assurance that the Fund will achieve its investment objective, and an investment in the Fund could lose money. The Fund is not a complete investment program.

The Fund’s investment adviser will not attempt to position the Fund’s portfolio to ensure that the Fund does not gain or lose more than a maximum percentage of its net asset value on a given trading day. As a consequence, depending on the Fund’s use of leverage at a particular time, the Fund’s investors would lose all of their money.

 2

Table of Contents

i

Valkyrie Bitcoin Futures Leveraged Strategy ETF

Important Information About the Fund

The Valkyrie Bitcoin Futures Leveraged Strategy ETF (the “Fund”) seeks daily investment results, before fees and expenses, that correspond to two times (2x) the return of S&P CME Bitcoin Futures Index Excess Return (the “Index”) for a single day, not for any other period. A “single day” is measured from the time the Fund calculates its net asset value (“NAV”) to the time of the Fund’s next NAV calculation. The return of the Fund for periods longer than a single day will be the result of its return for each day compounded over the period. The Fund’s returns for periods longer than a single day will very likely differ in amount, and possibly even direction, from the Fund’s stated multiple (2x) times the return of the Index for the same period. For periods longer than a single day, the Fund will lose money if the Index level is flat, and it is possible that the Fund will lose money even if the level of the Index increases. Longer holding periods and higher Index volatility, and greater leveraged exposure each exacerbate the impact of compounding on an investor’s returns. During periods of higher Index volatility, the volatility of the Index may affect the Fund’s return as much as or more than the return of the Index.

The Fund presents different risks from other types of funds, and is only be suitable for knowledgeable investors who understand the consequences of seeking daily leveraged (2x) investment results, including the impact of compounding on Fund performance. The Fund is intended to be used as a short-term trading vehicle. Investors in the Fund should actively manage and monitor their investments, as frequently as daily. The Fund is not intended to be used by, and is not appropriate for, investors who do not actively monitor and manage their portfolio. An investor in the Fund could potentially lose the full value of their investment within a single day. The Fund does not invest directly in bitcoin. Instead, the Fund seeks to benefit from increases in the price of bitcoin futures contracts (described further below) for a single day.

The Fund expects to gain 2x exposure to the Index by investing a portion of its assets in a wholly owned subsidiary of the Fund organized under the laws of the Cayman Islands (the “Subsidiary”). In order to qualify as a regulated investment company (“RIC”) for purposes of federal income tax treatment under the Internal Revenue Code of 1986 (the “Code”), the Fund will have to reduce its exposure to its Subsidiary on or around the end of each of the Fund’s fiscal quarter ends. The Fund expects to reduce its exposure to its Subsidiary during these periods by investing in other investment companies and increasing its assets through the use of reverse repurchase agreements, which is a form of borrowing. During these periods, the Fund may not achieve its investment objective, and may return substantially less than two times (2x) the daily performance of the Index. Because of this, there may be increased trading activity in the Fund’s Shares during such periods with could result in widening of bid-ask spreads and more greater premiums or discounts to the NAV of the Fund.

Investment Objective

The Fund seeks daily investment results, before fees and expenses, that correspond to two times (2x) the daily performance of the Index. The Fund does not seek to achieve its stated investment objective over a period of time greater than a single day.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example set forth below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.__%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.__%
Total Annual Fund Operating Expenses	0.__%

(1) “Other Expenses” are estimates based on the expenses the Fund expects to incur for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares.

Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:	1 Year	3 Years
	$[ ]	$[ ]

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it purchases and sells securities (or “turns over” its portfolio). A higher portfolio turnover will cause the Fund to incur additional transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in Total Annual Fund Operating Expenses or in the example, may affect the Fund’s performance. At the date of this prospectus, the Fund does not have an operating history and turnover data therefore is not available.

Principal Investment Strategies

The Fund is an ETF that seeks to achieve its investment objective by investing its assets primarily in cash-settled bitcoin futures contracts (“Bitcoin Futures Contracts”) that trade only on an exchange registered with the Commodity Futures Trading Commission (the “CFTC”) which currently is the Chicago Mercantile Exchange (the “CME”), and cash, cash-like instruments or high-quality securities that serve as collateral to the Fund’s investments in Bitcoin Futures Contracts (the “Collateral Investments”). The Fund may also invest in reverse repurchase agreement transactions and shares of other investment companies registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund does not invest directly in bitcoin. Rather, the Fund seeks to benefit from increases in the price of Bitcoin Futures Contracts for a single day.

The Fund generally will invest in Bitcoin Futures Contracts through its Subsidiary (defined below) and in Collateral Investments. At or around quarter-end, in order to qualify for treatment as a RIC under Subchapter M of the Code, the Fund may reduce the gross assets it has invested in its Subsidiary and invest in other investment companies and enter into reverse repurchase agreements. During these periods at or around quarter end, although the Fund will continue to seek daily investment results, before fees and expenses, that correspond to two times (2x) the daily performance of the Index, the Fund may not always achieve investment results, before fees and expenses, that correspond to two times (2x) the daily performance of the Index, and may return substantially less than that on days at or around quarter end when the Fund must reduce its exposure to the Subsidiary to qualify for tax treatment as a RIC. Because of this, there may be increased trading activity in the Fund’s Shares during such periods with could result in widening of bid-ask spreads and more greater premiums or discounts to the NAV of the Fund.

The investment adviser to the Fund and the Subsidiary is Valkyrie Funds LLC (the “Adviser” or “Valkyrie”). The investment sub-adviser to the Fund and the Subsidiary is Vident Advisory, LLC (d/b/a Vident Asset Management) (the “Sub-Adviser” or “Vident”). In serving as Adviser and Sub-Adviser to the Fund and Subsidiary, Valkyrie and Vident do not conduct conventional investment research or analysis or forecast market movement or trends. The Fund is classified as “non-diversified” under the 1940 Act.

The Index

The Index is constructed and maintained by S&P Dow Jones Indices LLC. The Index measures the performance of the front-month bitcoin futures contract trading on the CME. The Index is constructed from futures contracts and includes a provision for the replacement of the Index futures contracts as the contracts approach maturity. This is often referred to as “rolling” a futures contract. The replacement occurs over a five-day roll period every month, effective prior to the open of trading five business days preceding the last trading date of the futures contract. The last trading date of bitcoin futures contracts is the last Friday of the contract month. The Index rolls monthly and distributes the weights 20% each day over the five-day roll period. The Index is published under the Bloomberg ticker symbol “SPBTCFUE.”

Bitcoin Futures Contracts

Futures contracts are financial contracts the value of which depends on, or is derived from, the underlying reference asset. In the case of bitcoin futures contracts, the underlying reference asset is bitcoin. In order to obtain 2x daily exposure to the Index, the Fund intends to enter into cash-settled Bitcoin Futures Contracts as the “buyer.” Futures contracts may be physically settled or cash settled. “Cash-settled” means that when the relevant futures contract expires, if the value of the underlying reference asset exceeds the futures contract price, the seller pays to the purchaser cash in the amount of that excess. Alternatively, if the futures contract price exceeds the value of the underlying reference asset, the purchaser pays to the seller cash in the amount of that excess. In a cash-settled futures contract on bitcoin, the amount of cash to be paid is equal to the difference between the value of the bitcoin underlying futures contract at the close of the last trading day of the contract and the futures contract price as specified in the agreement.

In order to maintain its 2x daily exposure to the Index, the Fund intends to exit its futures contracts as they near expiration and replace them with new futures contracts with a later expiration date. Futures contracts with a longer term to expiration may be priced higher than futures contracts with a shorter term to expiration, a relationship called “contango”. When rolling futures contracts that are in contango the Fund will close its long position by selling the shorter-term contract at a relatively lower price and buying a longer-dated contract at a relatively higher price. The presence of contango will adversely affect the performance of the Fund. Conversely, futures contracts with a longer term to expiration may be priced lower than futures contracts with a shorter-term to expiration, a relationship called “backwardation.” When rolling long futures contracts that are in backwardation, the Fund will close its long position by selling the shorter-term contract at a relatively higher price and buying a longer-dated contract at a relatively lower price. The presence of backwardation may positively affect the performance of the Fund.

The value of the Bitcoin Futures Contracts is determined by reference to the CME CF Bitcoin Reference Rate, which provides an indication of the price of bitcoin across certain cash bitcoin trading platforms. If circumstances occur where market prices for Bitcoin Futures Contracts were not readily available, the Fund would fair value its Bitcoin Futures Contracts in accordance with its pricing and valuation policy and procedures for fair value determinations. Pursuant to those policies and procedures, the Adviser would consider various factors, such as pricing history; market levels prior to price limits or halts; supply, demand, and open interest in Bitcoin Futures Contracts; comparison to other major cryptocurrency futures, such as Ether; and bitcoin prices in the spot market. The Adviser would document its proposed pricing and methodology, detailing the factors that entered into the valuation.

The Fund will invest indirectly, via a wholly owned subsidiary of the Fund organized under the laws of the Cayman Islands (the “Subsidiary”). The Fund’s investment in the Subsidiary is intended to provide the Fund with exposure to the bitcoin futures markets in accordance with applicable rules and regulations. The Subsidiary and the Fund will have the same investment adviser, investment sub-adviser and investment objective. The Subsidiary will also follow the same general investment policies and restrictions as the Fund. Except as noted herein, for purposes of this Prospectus, references to the Fund’s investment strategies and risks include those of the Subsidiary. The Fund complies with the provisions of the 1940 Act governing investment policies and capital structure and leverage on an aggregate basis with the Subsidiary. Furthermore, the Adviser, as the investment adviser to the Subsidiary, complies with the provisions of the 1940 Act relating to investment advisory contracts as it relates to its advisory agreement with the Subsidiary. The Subsidiary also complies with the provisions of the 1940 Act relating to affiliated transactions and custody. Because the Fund intends to qualify for treatment as a RIC under Subchapter M of the Code, the size of the Fund’s investment in the Subsidiary will not exceed 25% of the Fund’s total assets at each quarter end of the Fund’s fiscal year. At other times of the year, the Fund’s investments in the Subsidiary are expected to significantly exceed 25% of the Fund’s total assets. The Subsidiary’s custodian is U.S. Bank National Association.

Bitcoin

Bitcoin is a digital asset, the ownership and behavior of which is determined by participants in an online, peer-to-peer network that connects computers that run publicly accessible, or “open source,” software that follows the rules and procedures governing the Bitcoin Network. The Bitcoin Network is a peer-to-peer payment network that operates on a cryptographic protocol, commonly referred to as the “Bitcoin Protocol.” The value of bitcoin is not backed by any government, corporation or other identified body. Its value is determined, in part, by the supply and demand in markets created to facilitate the trading of bitcoin. Ownership and the ability to transfer or take other actions with respect to bitcoin is protected through public-key cryptography. Public-key cryptography, or asymmetric cryptography, is an encryption scheme that uses two mathematically related, but not identical, keys - a public key and a private key. Unlike symmetric key algorithms that rely on one key to both encrypt and decrypt, each key performs a unique function. The public key is used to encrypt and the private key is used to decrypt.

The supply of bitcoin is constrained formulaically by the Bitcoin Protocol instead of being explicitly delegated to an identified body (e.g., a central bank or corporate treasury) to control. Units of bitcoin are treated as mutually interchangeable (i.e., fungible. No single entity owns or operates the Bitcoin Network, which is collectively maintained by (1) a decentralized group of participants who run computer software that results in the recording and validation of transactions (these parties are commonly referred to as “miners”), (2) developers who propose improvements to the Bitcoin Protocol and the software that enforces the Bitcoin Protocol and (3) users who choose what bitcoin software to run. From time to time, the developers suggest changes to the bitcoin software, and if a sufficient number of users and miners elect not to adopt the changes, a new digital asset, operating on the earlier version of the bitcoin software, may be created, commonly referred to as a “fork”. The price of the bitcoin futures contracts in which the Fund invests may reflect the impact of these forks. Bitcoin was released in 2009 and there is little data on its long-term investment potential. Bitcoin is not backed by a government-issued legal tender or other assets or currency.

Bitcoin may be regarded as a currency or digital commodity depending on its specific use in particular transactions. Bitcoin may be used as a medium of exchange or unit of account. Although a number of large and small retailers accept bitcoin as a form of payment in the United States and foreign markets, there is relatively limited use of bitcoin for commercial and retail payments. Similarly, bitcoin may be used as a store of value (i.e., an asset that maintains its value rather than depreciating), although it has experienced significant periods of price volatility.

The value of bitcoin is determined by the value that various market participants place on bitcoin through their transactions. Price discovery occurs through secondary market trading on digital asset trading platforms, over-the-counter trading desks and direct peer-to-peer payments. Many digital asset trading platforms are open 24 hours a day, 7 days a week. Digital asset trading platforms and over-the-counter trading desks have a relatively limited history, limited liquidity and trading across exchange order books which has resulted in periods of high volatility and price divergence among platforms. In addition, during high volatility periods, in addition to price divergences, some digital asset trading platforms have experienced issues related to account access and trade execution.

Bitcoin and bitcoin futures contracts are a relatively new asset class and are subject to unique and substantial risks, including the risk that the value of the Fund’s investments could decline rapidly, including to zero. Bitcoin and bitcoin futures contracts have historically been more volatile than traditional asset classes. You should be prepared to lose your entire investment.

Collateral Investments

The Collateral Investments may consist of high-quality securities, which include: (1) U.S. Government securities, such as bills, notes and bonds issued by the U.S. Treasury; (2) money market funds; and/or (3) corporate debt securities, such as commercial paper and other short-term unsecured promissory notes issued by businesses that are rated investment grade or determined by the Adviser to be of comparable quality. For these purposes, “investment grade” is defined as investments with a rating at the time of purchase in one of the four highest categories of at least one nationally recognized statistical rating organizations (e.g., BBB- or higher from S&P Global Ratings or Baa3 or higher from Moody’s Investors Service, Inc.) The Collateral Investments are designed to provide liquidity, serve as margin, or otherwise collateralize the Fund’s use of leverage and the Subsidiary’s investments.

Other Investments

In order to help the Fund meet its daily investment objective by maintaining the daily desired level of leveraged exposure to the Index, maintain its tax status as a regulated investment company on days in and around quarter-end, or if the Fund is unable to obtain the desired exposure to Bitcoin Futures Contracts because it is approaching or has exceeded position limits or accountability levels, or because of liquidity or other constraints, the Fund may invest in the following:

Reverse Repurchase Agreements

The Fund may invest in reverse repurchase agreements which are a form of borrowing in which the Fund sells portfolio securities to financial institutions and agrees to repurchase them at a mutually agreed-upon date and price that is higher than the original sale price, and use the proceeds for investment purchases.

As a result of the Fund repurchasing the securities at a higher price, the Fund will lose money by engaging in reverse repurchase agreement transactions, though the Sponsor has agreed to pay, as part of its unitary investment management fee, the net cost of using reverse repurchase agreements.

As noted above, because the Fund intends to qualify for treatment as a RIC under the Code, the size of the Fund’s investment in the Subsidiary will not exceed 25% of the Fund’s total assets at or around each quarter end of the Fund’s fiscal year (the “Asset Diversification Test”). At other times of the year, the Fund’s investments in the Subsidiary will significantly exceed 25% of the Fund’s total (or gross) assets.

When the Fund seeks to reduce its total assets exposure to the Subsidiary, it may use the short-term Treasury Bills it owns (and purchase additional Treasury Bills as needed) to transact in reverse repurchase agreement transactions, which are ostensibly loans to the Fund. Those loans will increase the gross assets of the Fund, which the Sponsor expects will allow the Fund to meet the Asset Diversification Test. When the Fund enters into a reverse repurchase agreement, it will either (i) be consistent with Section 18 of the 1940 Act and maintain asset coverage of at least 300% of the value of the reverse repurchase agreement; or (ii) treat the reverse repurchase agreement transactions as derivative transactions for purposes of Rule 18f-4 under the 1940 Act, including as applicable, the value-at-risk based limit on leverage risk.

Other Investment Companies

The Fund may invest in shares of other investment companies registered under the 1940 Act, including exchange-traded funds, that invest in similar securities and assets to those in which the Fund may invest.

Bitcoin-Linked ETPs

The Fund may invest in shares of Bitcoin-linked exchange traded investment products not registered under the 1940 Act (“Bitcoin-Linked ETPs”) that derive their value from a basket of spot Bitcoin, and trade intra-day on a national securities exchange. Bitcoin-Linked ETPs are passively managed and do not pursue active management investment strategies, and their sponsors do not actively manage the bitcoin held by the ETP. This means that the sponsor of the ETP does not sell bitcoin at times when its price is high or acquire bitcoin at low prices in the expectation of future price increases. Although the shares of a Bitcoin-Linked ETP are not the exact equivalent of a direct investment in bitcoin, they provide investors with an alternative that constitutes a relatively cost-effective way to obtain bitcoin exposure through the securities market.

Options on Bitcoin-Linked ETPs

The Fund may invest in options on Bitcoin-Linked ETPs. An option on a Bitcoin-Linked ETP is a contract that gives the purchaser of the option, in return for the premium paid, the right to buy shares of a Bitcoin-Linked ETP, from the writer of the option (in the case of a call option), or to sell shares of a Bitcoin-Linked ETP to the writer of the option (in the case of a put option) at a designated price during the term of the option. The premium paid by the buyer of an option will reflect, among other things, the relationship of the exercise price to the market price and the volatility of the Bitcoin-Linked ETP, the remaining term of the option, supply, demand, interest rates and/or currency exchange rates.

Swaps on Bitcoin-Linked ETPs, Bitcoin Futures, or Bitcoin Futures Indexes

The Fund may invest in swap agreements referencing Bitcoin-Linked ETPs, Bitcoin Futures Contracts or Bitcoin Futures Indexes. Swap contracts are transactions entered into primarily with major global financial institutions for a specified period ranging from a day to more than one year. In a swap transaction, the Fund and a counterparty will agree to exchange or “swap” payments based on the change in value of an underlying asset or benchmark. For example, the two parties may agree to exchange the return (or differentials in rates of returns) earned or realized on a particular investment or instrument. In the case of the Fund, the reference asset can be one or more Bitcoin-Linked ETPs, Bitcoin Futures Contracts or Bitcoin Futures Indexes.

Principal Risks

As with all investments, there are certain risks of investing in the Fund. The Fund’s Shares will change in value and you could lose money by investing in the Fund. An investment in the Fund does not represent a complete investment program. An investment in the Fund is not a bank deposit and it is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency, the Adviser, Sub-Adviser or any of their affiliates. You should consider carefully the following risks before investing in the Fund. As a leveraged ETF, the unique and substantial risks associated with bitcoin and bitcoin futures, and the historic price volatility of Bitcoin Futures Contracts, are exacerbated.

Daily rebalancing and the compounding of each day’s return over time means that the return of the Fund for a period longer than a single day will be the result of each day’s returns compounded over the period. This will very likely differ in amount, and possibly even direction, from twice the return of the Index for the same period. The Fund will lose money if the Index’s performance is flat over time. The Fund can lose money regardless of the performance of the Index, as a result of daily rebalancing, the Index’s volatility, compounding of each day’s return and other factors.

Bitcoin and bitcoin futures are a relatively new asset class. They are subject to unique and substantial risks, and historically, have been subject to significant price volatility. The value of an investment in the Fund could decline significantly and without warning, including to zero. You should be prepared to lose your entire investment.

You may lose the full principal value of your investment within a single day. The Shares will change in value, and you could lose money by investing in the Fund. The Fund may not achieve its investment objective.

Investment Strategy Risk. Bitcoin Futures Contracts are relatively new investments. They are subject to unique and substantial risks, and historically, have been subject to significant price volatility. The value of an investment in the Fund could decline significantly and without warning, including to zero. You may lose the full value of your investment within a single day. If you are not prepared to accept significant and unexpected changes in the value of the Fund and the possibility that you could lose your entire investment in the Fund you should not invest in the Fund. The value of an investment in the Fund could decline significantly and without warning, including to zero. You should be prepared to lose your entire investment. The Shares will change in value, and you could lose money by investing in the Fund. The Fund may not achieve its investment objective. Separately, the Fund does not invest directly in or hold bitcoin. The price of bitcoin futures may differ, sometimes significantly, from the current cash price of bitcoin, which is sometimes referred to as the “spot” price of bitcoin. Consequently, the performance of the Fund is likely to perform differently from the spot price of bitcoin. The differences in the prices of bitcoin and Bitcoin Futures Contracts will expose the Fund to risks different from, and possibly greater than, the risks associated with investing directly in bitcoin, including larger losses or smaller gains.

Compounding Risk. The Fund has a single day investment objective, and the Fund’s performance for any other period is the result of its return for each day compounded over the period. The performance of the Fund for periods longer than a single day will very likely differ in amount, and possibly even direction, from twice (2x) of the daily return of the Index for the same period, before accounting for fees and expenses. Compounding affects all investments but has a more significant impact on a leveraged fund. This effect becomes more pronounced as Index volatility and holding periods increase.

Leveraged Correlation Risk. A number of factors may affect the Fund’s ability to achieve a high degree of correlation to its sought-after leveraged (2x) returns of the Index, and there is no guarantee that the Fund will achieve a high degree of correlation. Failure to achieve a high degree of correlation may prevent the Fund from achieving its daily investment objective, and the percentage change of the Fund’s NAV each day may differ, perhaps significantly in amount, and possibly even direction, from twice (2x) the Index on a given day. A number of other factors may adversely affect the Fund’s correlation to its sought-after two-times (2x) returns of the Index, including fees, expenses, transaction costs, financing costs associated with the use of derivatives, income items, valuation methodology, accounting standards and disruptions or illiquidity in the markets for Bitcoin Futures Contracts in which the Fund invests. The Fund may take or refrain from taking positions in order to improve tax efficiency, comply with regulatory restrictions, or for other reasons, each of which may negatively affect the Fund’s correlation with the Index. The Fund may also be subject to large movements of assets into and out of the Fund, potentially resulting in the Fund being under- or over-exposed to the Index. Any of these factors could decrease correlation between the performance of the Fund and the Index and may hinder the Fund’s ability to meet its daily investment objective.

Target Exposure and Rebalancing Risks. The Fund normally will seek to maintain notional exposure to the Index at 200%. The Fund generally will invest in Bitcoin Futures Contracts through its Subsidiary and in Collateral Investments. At or around quarter-end, in order to qualify for treatment as a RIC under the Code, the Fund may reduce the gross assets it has invested in its Subsidiary and invest in a combination of other investment companies and reverse repurchase agreements. During these periods at or around quarter end, although the Fund will continue to pursue its investment objective, however its exposure to Bitcoin Futures Contracts will be reduced and the performance of the Fund may be less than it would have been had the Fund maintained its exposure through such period. The Fund may not always achieve investment results, before fees and expenses, that correspond to two times (2x) the daily performance of the Index, and may return substantially less than that on days at or around quarter end when the Fund must reduce its exposure to the Subsidiary to qualify for tax treatment as a RIC.

In addition, significant and unpredictable increases in bitcoin futures margin rates relative to prevailing futures prices could result in the Fund not achieving its target 2x exposure and as such would cause the Fund to experience greater risk of failing to meet its target exposure of two times (2x) the daily performance of the Index, before fees and expenses.

Rebalancing Risks. If for any reason the Fund is unable to rebalance all or a portion of its portfolio, or if all or a portion of the portfolio is rebalanced incorrectly, the Fund’s investment exposure may not be consistent with the Fund’s daily investment objective. In these instances, the Fund may not successfully track the performance of the Index and may not achieve its investment objective, and may be more or less exposed to leverage risk than the Adviser would otherwise intend. Additionally, the rebalancing of futures contracts may impact the trading in such futures contracts and may adversely affect the value of the Fund. For example, such trading may cause the Fund’s futures commission merchants (“FCMs”) to adjust their hedges. The trading activity associated with such transactions will contribute to the existing trading volume on the underlying futures contracts and may adversely affect the market price of such underlying futures contracts.

Aggressive Investment Risk. Bitcoin Futures Contracts are relatively new investments. They are subject to unique and substantial risks, and historically, have been subject to significant price volatility. The value of an investment in the Fund could decline significantly and without warning, including to zero. You may lose the full value of your investment within a single day. If you are not prepared to accept significant and unexpected changes in the value of the Fund and the possibility that you could lose your entire investment in the Fund you should not invest in the Fund. The value of an investment in the Fund could decline significantly and without warning, including to zero. You should be prepared to lose your entire investment. The Shares will change in value, and you could lose money by investing in the Fund. The Fund may not achieve its investment objective.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that the Fund will meet its investment objective.

Bitcoin Investing Risk. The Fund is indirectly exposed to the risks of investing in bitcoin through its investments in bitcoin futures. Bitcoin is a new and highly speculative investment. The risks associated with bitcoin include the following:

●	Bitcoin is a new technological innovation with a limited history. There is no assurance that usage of bitcoin will continue to grow. A contraction in use of bitcoin may result in increased volatility or a reduction in the price of bitcoin, which could adversely impact the value of the Fund. The Bitcoin Network was launched in January 2009, platform trading in bitcoin began in 2010, and Bitcoin Futures trading began in 2017, each of which limits a potential shareholder’s ability to evaluate an investment in the Fund.

●	The Fund’s investments are exposed to risks associated with the price of bitcoin, which is subject to numerous factors and risks. The price of bitcoin is impacted by numerous factors, including:

○	The total and available supply of bitcoin, including the possibility that a small group of early bitcoin adopters hold a significant proportion of the bitcoin that has thus far been created and that sales of bitcoin by such large holders may impact the price of bitcoin;

○	Global bitcoin demand, which is influenced by the growth of retail merchants’ and commercial businesses’ acceptance of bitcoin as payment for goods and services, the security of online digital asset trading platforms and public bitcoin addresses that hold bitcoin, the perception that the use and holding of bitcoin is safe and secure, the lack of regulatory restrictions on their use, and the reputation regarding the use of bitcoin for illicit purposes;

○	Global bitcoin supply, which is influenced by similar factors as global bitcoin demand, in addition to fiat currency (i.e., government currency not backed by an asset such as gold) needs by miners and taxpayers who may liquidate bitcoin holdings to meet tax obligations;

○	Investors’ expectations with respect to the rate of inflation of fiat currencies and deflation of bitcoin;

○	Foreign exchange rates between fiat currencies and digital assets such as bitcoin;

○	Interest rates;

○	The continued operation of digital asset trading platforms in the United States and foreign jurisdictions, including their regulatory status, trading and custody policies, and cyber security;

○	Investment and trading activities of large investors, including private and registered funds, that may directly or indirectly invest in bitcoin;

○	Regulatory measures, if any, that restrict the use of bitcoin as a form of payment or the purchase or sale of bitcoin, including measures that restrict the direct or indirect participation in the bitcoin market by financial institutions or the introduction of bitcoin instruments;

○	The maintenance and development of the open-source software protocol of the Bitcoin Network;

○	Increased competition from other cryptocurrenies and digital assets, including forks of the Bitcoin Network;

○	Developments in the information technology sector;

○	Global or regional political, economic or financial events and situations;

○	Investor or Bitcoin Network participant sentiments on the value or utility of bitcoin; and

○	The dedication of mining power to the Bitcoin Network and the willingness of bitcoin miners to clear bitcoin transactions for relatively low fees.

Negative developments in any of these factors could adversely impact an investment in the Fund.

●	A decline in the adoption of bitcoin could negatively impact the performance of the Fund. As a new asset and technological innovation, the bitcoin industry is subject to a high degree of uncertainty. The adoption of bitcoin will require growth in its usage for various applications that include retail and commercial payments, cross-border and remittance transactions, speculative investment and technical applications. Adoption of bitcoin will also require an accommodating regulatory environment. A lack of expansion in usage of bitcoin could adversely affect the bitcoin futures contracts in which the Fund invests. In addition, there is no assurance that bitcoin will maintain its value over the long-term. The value of bitcoin is subject to risks related to its usage. Even if growth in bitcoin adoption occurs in the near or medium-term, there is no assurance that bitcoin usage will continue to grow over the long-term. A contraction in use of bitcoin may result in increased volatility or a reduction in the price of bitcoin, which would adversely impact the value of the Fund’s shares. Recently, bitcoin has come under scrutiny for its environmental impact, specifically the amount of energy consumed by bitcoin miners. Some companies have indicated they will cease accepting bitcoin for certain kinds of purchases due to such environmental concerns. To the extent such concerns persist, the demand for bitcoin and the speed of its adoption could be suppressed.

●	Bitcoin trading prices are volatile and shareholders could lose all or substantially all of their investment in the Fund. Speculators and investors who seek to profit from trading and holding bitcoin generate a significant portion of bitcoin demand. Bitcoin speculation regarding future appreciation in the value of bitcoin may inflate and make more volatile the price of a bitcoin. As a result, bitcoin may be more likely to fluctuate in value due to changing investor confidence in future appreciation in the price of bitcoin. Notably, bitcoin has been prone to rapid price declines, including significant declines occurring in a single day, throughout its history. For example, on March 12, 2020, bitcoin spot prices dropped by more than -37% on March 12, 2020, due to rapidly growing concerns about the COVID-19 outbreak. Front-month future contracts on the CME dropped -23.5% that day.

The price of bitcoin and bitcoin futures may be impacted by events in other parts of the blockchain and crypto currency ecosystem, even if such events are not directly related to the security or utility of bitcoin, the Bitcoin Network, or bitcoin futures. Such events may precipitate a significant decline in the price of bitcoin and bitcoin futures.

For example, in May 2022, the TerraUSD stablecoin experienced a loss of confidence, resulting in a 98% drop by the end of the month from its intended $1.00 USD peg. The collapse in the price of TerraUSD had wide consequences for the entire blockchain and cryptocurrency ecosystem. The drop in TerraUSD contributed to the collapse of crypto lending platforms Celsius and Voyager, as well as prominent crypto hedge fund Three Arrows Capital. Many cryptocurrencies were dragged down by the news, including bitcoin, which dropped from its recent high $47,062 in March 30, 2022, to $19,785 by June 30, 2022, a drop of more than 58%.

In November 2022, FTX Trading Ltd. (“FTX”), a major cryptocurrency exchange, filed for bankruptcy following a halt in customer withdrawals and allegations of mismanagement of customer assets. The announcement precipitated steep price drops across various cryptocurrencies, including Bitcoin, which lost more than 25% of its value in the immediate wake of the revelations.

On June 5, 2023, The SEC charged Binance Holdings Ltd. (“Binance”), which operates the largest crypto asset trading platform in the world, Binance.com; BAM Trading Services Inc., which, together with Binance, operates the crypto asset trading platform, Binance.US; and their founder, Changpeng Zhao, with a variety of securities law violations.

Future announcements and events related to bitcoin, the Bitcoin Network, other cryptocurrencies, NFTs, and cryptocurrency firms, including digital asset trading platforms, lending platforms, hedge funds, market makers, and custodians, may significantly impact bitcoin futures prices and expose the Fund to significant risks.

●	Regulation of participants in the bitcoin ecosystem continues to evolve in both the U.S. and foreign jurisdictions, which may restrict the use of bitcoin or otherwise impact the demand for bitcoin. As a technology, the Bitcoin Network is governed by its internal protocols and source code; however, the use by individuals or businesses of the Bitcoin Network and bitcoin may be subject to government regulation. Both domestic and foreign regulators and governments have increased focus on the use of the Bitcoin Network and bitcoin since 2013. In the U.S., federal and certain state authorities have exercised jurisdiction over specific uses of the Bitcoin Network and bitcoin, typically in the context of money service business regulation. Some foreign regulators and governments have exercised similar regulatory oversight; however, other jurisdictions have determined that regulatory action was premature or that the use of the Bitcoin Network should be prohibited or limited for reasons such as incompatibility with capital controls or financial system risks. Bitcoin market disruptions and resulting governmental interventions are unpredictable and may make bitcoin illegal altogether. Future foreign regulations and directives may conflict with those in the U.S., and such regulatory actions may restrict or make bitcoin illegal in foreign jurisdictions. Future regulations and directives may impact the demand for bitcoin and may also affect the ability of digital asset trading platforms to operate and for other market participants to enter into bitcoin transactions. To the extent that future regulatory actions or policies limit or restrict bitcoin usage, bitcoin trading or the ability to convert bitcoin to fiat currencies, the demand for bitcoin may be reduced, which may adversely affect investment in the Fund’s shares. Regulation of bitcoin continues to evolve, the ultimate impact of which remains unclear and may adversely affect, among other things, the availability, value or performance of bitcoin and, thus, the bitcoin futures contracts in which the Fund invests. Moreover, in addition to exposing the Fund to potential new costs and expenses, additional regulation or changes to existing regulation may also require changes to the Fund’s investment strategies. Although there continues to be uncertainty about the full impact of these and other regulatory changes, it is the case that the Fund may be subject to a more complex regulatory framework and incur additional costs to comply with new requirements as well as to monitor for compliance with any new requirements going forward.

●	Sales of newly mined bitcoin may cause the price of bitcoin to decline, which could negatively affect an investment in the Fund. Currently, approximately 900 newly mined bitcoin are created each day. If the parties engaged in bitcoin mining choose not to hold the newly mined bitcoin, and, instead, make them available for sale, there can be downward pressure on the price of bitcoin. A bitcoin mining operation may be more likely to sell a higher percentage of its newly created bitcoin, and more rapidly so, if it is operating at a low profit margin, thus reducing the price of bitcoin. Lower bitcoin prices may result in further tightening of profit margins for miners and worsening profitability, thereby potentially causing even further selling pressure. Decreasing profit margins and increasing sales of newly mined bitcoin could result in a reduction in the price of bitcoin, which could adversely impact an investment in the Fund.

●	Disruptions at digital asset trading platforms and potential consequences of a digital asset trading platform’s failure could adversely affect an investment in the Fund. Digital asset trading platforms operate websites on which users can trade bitcoin for U.S. dollars, other government currencies or other digital assets. Trades on digital asset trading platforms are unrelated to transfers of bitcoin between users via the Bitcoin Network. Bitcoin trades on digital asset trading platforms are recorded on the digital asset trading platform’s internal ledger only, and each internal ledger entry for a trade will correspond to an entry for an offsetting trade in U.S. dollars, other government currency or other digital asset. Digital asset trading platforms have a limited history. Since 2009, several digital asset trading platforms have been closed or experienced disruptions due to fraud, failure, security breaches or distributed denial of service attacks a/k/a “DDoS Attacks.” A DDoS attack is a malicious attempt to disrupt the normal traffic of network by overwhelming the target or its infrastructure with a flood of internet traffic. In many of these instances, the customers of such exchanges were not compensated or made whole for the partial or complete losses of their funds held at the exchanges. In 2014, the largest digital asset trading platform at the time, Mt. Gox, filed for bankruptcy in Japan amid reports the exchange lost up to 850,000 bitcoin, then valued then at over $450 million. Digital asset trading platforms are also appealing targets for hackers and malware. In August 2016, Bitfinex, a digital asset trading platform located in Hong Kong, reported a security breach that resulted in the theft of approximately 120,000 bitcoin valued at the time at approximately 6 $65 million, a loss which was socialized and allocated to all Bitfinex account holders, regardless of whether the account holder held bitcoin or cash in their account. In November 2022, FTX, a major digital asset trading platform, filed for bankruptcy following a halt in customer withdrawals. The potential for instability of digital asset trading platforms and the closure or temporary shutdown of exchanges due to fraud, business failure, hackers, DDoS or malware, or government-mandated regulation may reduce confidence in bitcoin, which may result in greater volatility in bitcoin. In addition, because digital asset trading platforms are not regulated, market participants to not have the same protections as would be provided by SEC or CFTC regulated exchanges.

●	Demand for bitcoin is driven, in part, by its status as the most prominent and secure digital asset. It is possible that a cryptocurrency other than bitcoin (often referred to as “Altcoins”) could have features that make it more desirable to a material portion of the digital asset user base, resulting in a reduction in demand for bitcoin, which could have a negative impact on the price of bitcoin and adversely affect the bitcoin futures contracts in which the Fund invests. The Bitcoin Network and bitcoin, as an asset, hold a “first-to-market” advantage over other digital assets. This first-to-market advantage is driven in large part by having the largest user base and, more importantly, the largest combined mining power in use to secure the Blockchain and transaction verification system. Having a large mining network results in greater user confidence regarding the security and long-term stability of a digital asset’s network and its blockchain; as a result, the advantage of more users and miners makes a digital asset more secure, which makes it more attractive to new users and miners, resulting in a network effect that strengthens the first-to-market advantage. Bitcoin also enjoys significantly greater acceptance and usage than other digital asset networks in the retail and commercial marketplace, due in large part to the relatively well-funded efforts of payment processing companies. Despite the marked first-mover advantage of the Bitcoin Network over other digital assets, it is possible that an Altcoin could become materially popular due to either a perceived or exposed shortcoming of the Bitcoin Network protocol that is not immediately addressed by the bitcoin developers or a perceived advantage of an altcoin that includes features not incorporated into bitcoin. For example, the development of digital self-executing contracts (also known as “smart contracts” or “DeFi”) on the Ethereum network has permitted the value of its native unit (ether) to rival bitcoin for periods of time. If an Altcoin obtains significant market share (either in market capitalization, mining power or use as a payment technology), this could reduce bitcoin’s market share and have a negative impact on the demand for, and price of, bitcoin.

●	Miners May Cease Expanding Processing Power to Create Blocks and Verify Transactions if They Are Not Adequately Compensated. Miners generate revenue from both newly created bitcoin (known as the “block reward”) and from fees taken upon verification of transactions. If the aggregate revenue from transaction fees and the block reward is below a miner’s cost, the miner may cease operations. An acute cessation of mining operations would reduce the collective processing power on the Blockchain, which would adversely affect the transaction verification process by temporarily decreasing the speed at which blocks are added to the Blockchain and make the Blockchain more vulnerable to a malicious actor obtaining control in excess of 50 percent of the processing power on the Blockchain. Reductions in processing power could result in material, though temporary, delays in transaction confirmation time. Any reduction in confidence in the transaction verification process or mining processing power may adversely impact the price of bitcoin. Furthermore, the block reward will decrease overtime. In the summer of 2020, the block reward was reduced from 12.5 to 6.25 bitcoin, and it will further reduce to 3.125 bitcoin in 2024. As the block reward continues to decrease overtime, the mining incentive structure will transition to a higher reliance on transaction verification fees in order to incentivize miners to continue to dedicate processing power to the Blockchain. If transaction verification fees become too high, the marketplace may be reluctant to use bitcoin. Decreased demand for bitcoin may adversely affect its price, which may adversely affect an investment in the Fund.

●	Bitcoin Network development contributors could propose amendments to the Bitcoin Network’s protocols and software that, if accepted and authorized by large groups of Bitcoin Network users, could adversely affect an investment in the Fund. The Bitcoin Network is an open-source project meaning that any developer or computer scientist may review, propose changes to and develop software clients for the Bitcoin Network protocols. Although a small group of individuals referred to as the Core Developers previously exercised significant influence over the direction of Bitcoin Network development, no single party or group controls what refinements or improvements to the Bitcoin Network’s source code are proposed, approved or produced as upgrades or new software clients for Bitcoin Network users. A software update or new software client may alter the protocols and software that govern the Bitcoin Network and the properties of bitcoin, including the irreversibility of transactions and limitations on the mining of new bitcoin. When a modification is introduced and a substantial majority of users and miners consent to the modification, the change is implemented and the Bitcoin Network remains uninterrupted. However, if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork” (i.e., “split”) of the Bitcoin Network (and the Blockchain), with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two versions of the Bitcoin Network running in parallel, but with each version’s underlying asset and blockchain lacking interchangeability. Additionally, a fork could be introduced by an unintentional, unanticipated software flaw in the multiple versions of otherwise compatible software users run. Although several chain forks have been addressed by community-led efforts to merge the two chains, such a fork could adversely affect Bitcoin’s viability. It is possible, however, that a substantial number of Bitcoin users and miners could adopt an incompatible version of Bitcoin while resisting community-led efforts to merge the two chains. This would result in a permanent fork. On August 1, 2017, after extended debates among developers as to how to improve the Bitcoin network’s transaction capacity, the Bitcoin network was forked by a group of developers and miners resulting in the creation of a new blockchain, which underlies the new digital asset “Bitcoin Cash” alongside the original Bitcoin Blockchain. Bitcoin and Bitcoin Cash now operate on separate, independent blockchains. Although the Bitcoin Network remained unchanged after the fork, it is unclear how such actions will affect the long-term viability of bitcoin and, accordingly, may adversely affect an investment in the Fund.

●	The decentralized structure of Bitcoin Network software development may prevent the formation of a consensus on how to improve and modify the Bitcoin Network, which could prevent needed or desirable updates and thereby adversely impact an investment in the Fund. The lack of a formal or informal centralized structure in the development of Bitcoin Network means that parties with potentially competing motives and incentives must generate a consensus on how best to improve key elements of the Bitcoin Network protocols, such as how best to increase the transaction capacity of the Bitcoin Network. If developer proposals to improve the Bitcoin Network’s protocols are incapable of obtaining an overwhelming consensus for adoption, a proposal may either be abandoned or indefinitely delayed pending the formation of consensus or the proposal may result in a fork. If a desirable or necessary improvement to the Bitcoin Network protocols is not implemented, it may have a negative impact on the functioning of the Bitcoin Network or the growth of user adoption. Any such delay may, therefore, have a negative impact on the secondary market price of bitcoin.

●	The open-source structure of the Bitcoin Network protocol means that the contributors to the protocol are generally not directly compensated for their contributions in maintaining and developing the protocol. A failure to properly monitor and upgrade the protocol could damage the Bitcoin Network and, therefore, the price of bitcoin. As the Bitcoin Network protocol is not sold and its use does not generate revenues for contributors, contributors are generally not compensated for maintaining and updating the Bitcoin Network protocol. Although some bitcoin industry participants have funded core developers, this type of financial incentive is not typical. The lack of guaranteed financial incentive for contributors to maintain or develop the Bitcoin Network and the lack of guaranteed resources to adequately address emerging issues with the Bitcoin Network may reduce incentives to address the issues adequately or in a timely manner. This may have a negative impact on the secondary market price of bitcoin, which will impact the performance of the Fund.

●	Intellectual property rights claims may adversely affect the operation of the Bitcoin Network. Third parties may assert intellectual property claims relating to the holding and transfer of digital assets and their source code. Regardless of the merit of any intellectual property or other legal action, any threatened action that reduces confidence in the Bitcoin network’s long-term viability or the ability of end-users to hold and transfer bitcoin may adversely affect an investment in the Fund. Additionally, a meritorious intellectual property claim could prevent end-users from accessing the Bitcoin Network or holding or transferring their bitcoin. As a result, an intellectual property claim could adversely affect an investment in the bitcoin futures contracts in which the Fund invests.

●	A malicious actor may attack the Bitcoin Network in an effort to prevent its function, which may adversely impact an investment in the Fund. A malicious actor may attack the Bitcoin Network in a number of ways, including a “50 Percent Attack” or a spam attack. If a malicious actor obtains a majority of the processing power (referred to herein as “aggregate hashrate”) dedicated to mining on the Bitcoin Network, it will be able to exert unilateral control over the addition of blocks to the Blockchain. As long as the malicious actor enjoys this majority it may be able to “double-spend” its own bitcoin (i.e., spend the same bitcoin in two or more conflicting transactions) as well as prevent the confirmation of other Bitcoin transactions. If such a scenario were to materialize, it could adversely affect an investment in the Fund. More simply, a malicious actor could attempt to flood the pool of unconfirmed transactions (known as the “mempool”) with tens of thousands of transactions in an effort to significantly slow the confirmation of legitimate transactions across the Bitcoin Network. Such a delay, if sustained for extended periods of time, could negatively impact the secondary market price of Bitcoin. These or any other form of attack on the Bitcoin Network could adversely affect an investment the bitcoin futures contracts in which the Fund invests.

●	In the event of widespread disruption to the Internet, the market for bitcoins may become dangerously illiquid. The Bitcoin Network’s functionality relies on the Internet. A significant disruption of Internet connectivity affecting large numbers of users or geographic areas could impede the functionality of the Bitcoin Network and adversely affect the bitcoin futures contracts in which the Fund invests. In addition, certain features of the Bitcoin Network, such as decentralization, open-source protocol, and reliance on peer-to-peer connectivity, may increase the risk of fraud or cyber-attack by potentially reducing the likelihood of a coordinated response.

Derivatives Risk. The Fund may obtain exposure through the following derivatives: options on Bitcoin-Linked ETPs and swaps on Bitcoin-Linked ETPs, Bitcoin Futures, or Bitcoin Futures Indexes.

The Fund may invest in and will have investment exposure to forms of derivatives, which may be considered aggressive and may expose the Fund to greater risks and larger losses or smaller gains than investing directly in the reference asset(s) underlying those derivatives.  A derivative refers to any financial instrument whose value is derived, at least in part, from the price of an underlying security, asset, rate or index. The use of derivatives presents risks different from, and possibly greater than, the risks associated with investing directly in traditional securities. Changes in the value of a derivative may not correlate perfectly with the underlying security, asset, rate or index. Gains or losses in a derivative may be magnified and may be much greater than the derivative’s original cost.

●	Futures Contracts Risk. Risks of futures contracts include: (i) an imperfect correlation between the value of the futures contract and the underlying asset; (ii) possible lack of a liquid secondary market; (iii) the inability to close a futures contract when desired; (iv) losses caused by unanticipated market movements, which may be unlimited; (v) an obligation for the Fund to make daily cash payments to maintain its required margin, particularly at times when the Fund may have insufficient cash; and (vi) unfavorable execution prices from rapid selling. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, futures contracts normally specify a certain date for settlement in cash based on the reference asset. As the futures contracts approach expiration, they may be replaced by similar contracts that have a later expiration. This process is referred to as “rolling.” If the market for these contracts is in “contango,” meaning that the prices of futures contracts in the nearer months are lower than the price of contracts in the distant months, the sale of the near-term month contract would be at a lower price than the longer-term contract, resulting in a cost to “roll” the futures contract. The actual realization of a potential roll cost will be dependent upon the difference in price of the near and distant contract. The costs associated with rolling bitcoin futures typically are substantially higher than the costs associated with other futures contracts and may have a significant adverse impact on the performance of the Fund.

●	Bitcoin Futures Contracts Risk. In addition to the risks of futures contracts generally, the market for bitcoin futures contracts has additional unique risks. The market for bitcoin futures may be less developed, less liquid and more volatile than more established futures markets. While the bitcoin futures market has grown substantially since bitcoin futures commenced trading, there can be no assurance that this growth will continue. Bitcoin futures are subject to collateral requirements and daily limits may impact the Fund’s ability to achieve the desired exposure. If the Fund is unable to meet its investment objective, the Fund’s returns may be lower than expected. Additionally, these collateral requirements may require the Fund to liquidate its position when it otherwise would not do so. The differences in the prices of bitcoin and Bitcoin Futures Contracts will expose the Fund to risks different from, and possibly greater than, the risks associated with investing directly in bitcoin, including larger losses or smaller gains. Currently, the Fund does not anticipate that the liquidity of Bitcoin Futures Contracts will have any material negative impact on the ability of the Fund to achieve its investment objective or meet any redemptions. If the Fund’s ability to obtain exposure to Bitcoin Futures Contracts were to be disrupted for any reason, including, for example, limited liquidity in the bitcoin futures market, a disruption to the bitcoin futures market, or as a result of margin requirements, position limits, accountability levels, or other limitations imposed by the Fund’s FCMs, the listing exchanges, or the CFTC, the Adviser would take such action as it believes appropriate and in the best interest of the Fund in consideration of the facts and circumstances at such time, including to underleverage the Fund, relative to its 2x investment objective, by an amount reflecting prevailing position limits. Additionally, the ability of the Fund to obtain leveraged (2x) exposure to bitcoin futures contracts is limited by certain tax rules that restrict the amount the Fund can invest in its wholly owned subsidiary as of the end of each tax quarter. Exceeding this amount may have tax consequences; see the section entitled “Tax Risk” in the Fund’s Prospectus for more information.

In addition, the Fund may use a combination of swaps on Bitcoin-Linked ETPs, Bitcoin Futures, or Bitcoin Futures Indexes. The performance of a Bitcoin-Linked ETP may not track the performance of its underlying index due to embedded costs and other factors. Thus, to the extent the Fund invests in swaps that use a Bitcoin-Linked ETP as the reference asset, the Fund may be subject to greater correlation risk and may not achieve as high a degree of correlation with its investment objective if the Fund only used Bitcoin Futures Contracts.

Further, the Fund may invest in options on Bitcoin-Linked ETPs, which generally require less capital than equivalent stock transactions. They may return smaller dollar figures but a potentially greater percentage of the investment than equivalent stock transactions. As an options holder, the potential loss is limited to the premium paid for the contract while the potential gain is often unlimited. While leverage means the percentage returns can be significant, the amount of cash required may be smaller than equivalent stock transactions. As an options holder, the Fund risks the entire amount of the premium it pays. But as an options writer, it takes on a much higher level of risk. For example, if the Fund writes an uncovered call, it faces unlimited potential loss, since there is no cap on how high a stock price can rise. When buying options, a Fund risks losing the premium paid, plus commissions and fees.

SEC Rule 18f-4 (“Rule 18f-4” or the “Derivatives Rule”) regulates the ability of the Fund to enter into derivative transactions and other leveraged transactions. The Derivatives Rule defines the term “derivatives” to include futures contracts, such as Bitcoin Futures Contracts, in addition to instruments traditionally classified as derivatives, such as swaps, forwards, and options. Rule 18f-4 also regulates other types of leveraged transactions, such as reverse repurchase transactions and transactions deemed to be “similar to” reverse repurchase transactions, such as certain securities lending transactions in connection with which the Fund obtains leverage. Among other things, under Rule 18f-4, the Fund is prohibited from entering into these derivatives transactions except in reliance on the provisions of the Derivatives Rule. The Derivatives Rule establishes limits on the derivatives transactions that the Fund may enter into based on the value-at-risk (“VaR”) of the Fund inclusive of derivatives. The Fund will generally satisfy the limits under the Derivatives Rule if the VaR of its portfolio (inclusive of derivatives transactions) does not exceed 200% of the VaR of its “designated reference portfolio.” The “designated reference portfolio” is a representative unleveraged index or the Fund’s own portfolio absent derivatives holdings, as determined by the Fund’s derivatives risk manager. This limits test is referred to as the “Relative VaR Test.” As a result of the Relative VaR Test, the Fund may be limited in the amount of leverage it may take on in pursuing its investment objective.

In addition, among other requirements, Rule 18f-4 requires the Fund to establish a derivatives risk management program, appoint a derivatives risk manager, and carry out enhanced reporting to the Board, the SEC and the public regarding the Fund’s derivatives activities. It is possible that the limits and compliance costs imposed by the Derivatives Rule may adversely affect the Fund’s performance, efficiency in implementing its strategy, liquidity and/or ability to pursue its investment objectives and may increase the cost of the Fund’s investments and cost of doing business, which could adversely affect investors.

Cost of Futures Investment Risk. When a Bitcoin Futures Contract is nearing expiration, the Fund will generally sell it and use the proceeds to buy a Bitcoin Futures Contract with a later expiration date. This is commonly referred to as “rolling”. The costs associated with rolling bitcoin futures typically are substantially higher than the costs associated with other futures contracts and may have a significant adverse impact on the performance of the Fund.

Liquidity Risk. The market for the bitcoin futures contracts is still developing and may be subject to periods of illiquidity. During such times it may be difficult or impossible to buy or sell a position at the desired price. Market disruptions or volatility can also make it difficult to find a counterparty willing to transact at a reasonable price and sufficient size. Illiquid markets may cause losses, which could be significant. The large size of the positions which the Fund may acquire increases the risk of illiquidity, may make its positions more difficult to liquidate, and increase the losses incurred while trying to do so.

Valuation Risk. The Fund or the Subsidiary may hold securities or other assets that may be valued on the basis of factors other than market quotations. This may occur because the asset or security does not trade on a centralized exchange, or in times of market turmoil or reduced liquidity. There are multiple methods that can be used to value a portfolio holding when market quotations are not readily available. The value established for any portfolio holding at a point in time might differ from what would be produced using a different methodology or if it had been priced using market quotations. Portfolio holdings that are valued using techniques other than market quotations, including “fair valued” assets or securities, may be subject to greater fluctuation in their valuations from one day to the next than if market quotations were used. In addition, there is no assurance that the Fund or the Subsidiary could sell or close out a portfolio position for the value established for it at any time, and it is possible that the Fund or the Subsidiary would incur a loss because a portfolio position is sold or closed out at a discount to the valuation established by the Fund or the Subsidiary at that time. The Fund’s ability to value investments may be impacted by technological issues or errors by pricing services or other third-party service providers.

Collateral Investments Risk. The Fund’s use of Collateral Investments may include obligations issued or guaranteed by the U.S. Government, its agencies and instrumentalities, including bills, notes and bonds issued by the U.S. Treasury, money market funds and corporate debt securities, such as commercial paper.

Some securities issued or guaranteed by federal agencies and U.S. Government-sponsored instrumentalities may not be backed by the full faith and credit of the United States, in which case the investor must look principally to the agency or instrumentality issuing or guaranteeing the security for ultimate repayment, and may not be able to assert a claim against the United States itself in the event that the agency or instrumentality does not meet its commitment. The U.S. Government, its agencies and instrumentalities do not guarantee the market value of their securities, and consequently, the value of such securities may fluctuate. Although the Fund may hold securities that carry U.S. Government guarantees, these guarantees do not extend to shares of the Fund.

Money market funds are subject to management fees and other expenses. Therefore, investments in money market funds will cause the Fund to bear indirectly a proportional share of the fees and costs of the money market funds in which it invests. At the same time, the Fund will continue to pay its own management fees and expenses with respect to all of its assets, including any portion invested in the shares of the money market fund. It is possible to lose money by investing in money market funds.

Corporate debt securities such as commercial paper generally are short-term unsecured promissory notes issued by businesses. Corporate debt may carry variable or floating rates of interest. Corporate debt securities carry both credit risk and interest rate risk. Credit risk is the risk that the Fund could lose money if the issuer of a corporate debt security is unable to pay interest or repay principal when it is due.

Counterparty Risk. The Fund is subjected to counterparty risk or credit risk (i.e., the risk that a counterparty is unwilling or unable to make timely payments or otherwise meet its contractual obligations) by virtue of its investments in Bitcoin Futures Contracts, reverse repurchase agreements; options on Bitcoin-Linked ETPs; or swaps on Bitcoin-Linked ETPs, Bitcoin Futures Contracts, or Bitcoin Futures Indexes. Investing in derivatives involves entering into contracts with third parties (i.e., counterparties). The use of derivatives involves risks that are different from those associated with ordinary portfolio securities transactions. If a counterparty becomes bankrupt or fails to perform its obligations, or if any collateral posted by the counterparty for the benefit of the Fund is insufficient or there are delays in the Fund’s ability to access such collateral, the value of an investment in the Fund may decline. The Fund may be negatively impacted if a counterparty becomes bankrupt or otherwise fails to perform its obligations under such an agreement. The Fund may experience significant delays in obtaining any recovery in a bankruptcy or other reorganization proceeding and the Fund may obtain only limited recovery or may obtain no recovery in such circumstances. In order to attempt to mitigate potential counterparty credit risk, the Fund typically enters into transactions with major financial institutions.

The counterparty to an exchange-traded futures contract is subject to the credit risk of the clearing house and the FCM through which it holds its position. Specifically, the FCM or the clearing house could fail to perform its obligations or become insolvent, causing significant losses to the Fund, including the loss of any margin payments it had deposited with an FCM as well as any gains owed, but not yet paid, to the Fund. Credit risk of market participants with respect to derivatives that are centrally cleared is concentrated in a few clearing houses and it is not clear how an insolvency proceeding of a clearing house would be conducted and what impact an insolvency of a clearing house would have on the financial system.

Under current CFTC regulations, a FCM maintains customers’ assets in a bulk segregated account. If a FCM fails to do so, or is unable to satisfy a substantial deficit in a customer account, its other customers may be subject to risk of loss of their funds in the event of that FCM’s bankruptcy. In that event, in the case of futures, the FCM’s customers are entitled to recover, even in respect of property specifically traceable to them, only a proportional share of all property available for distribution to all of that FCM’s customers. In addition, if the FCM does not comply with the applicable regulations, or in the event of a fraud or misappropriation of customer assets by the FCM, the Fund could have only an unsecured creditor claim in an insolvency of the FCM with respect to the margin held by the FCM. FCMs are also required to transfer to the clearing house the amount of margin required by the clearing house, which amount is generally held in an omnibus account at the clearing house for all customers of the FCM. In addition, the Fund may enter into futures contracts and repurchase agreements with a limited number of counterparties, which may increase the Fund’s exposure to counterparty credit risk. The Fund does not specifically limit its counterparty risk with respect to any single counterparty.

Contractual provisions and applicable law may prevent or delay the Fund from exercising its rights to terminate an investment or transaction with a financial institution experiencing financial difficulties, or to realize on collateral, and another institution may be substituted for that financial institution without the consent of the Fund. If the credit rating of a counterparty of the Fund declines, the Fund may nonetheless choose or be required to keep existing transactions in place with the counterparty, in which event the Fund would be subject to any increased credit risk associated with those transactions. Also, in the event of a counterparty’s (or its affiliate’s) insolvency, the possibility exists that the Fund’s ability to exercise remedies, such as the termination of transactions, netting of obligations and realization on collateral, could be stayed or eliminated under special resolution regimes adopted in the United States, the European Union and various other jurisdictions. Such regimes provide government authorities with broad authority to intervene when a financial institution is experiencing financial difficulty. In particular, the regulatory authorities could reduce, eliminate, or convert to equity the liabilities to the Fund of a counterparty who is subject to such proceedings in the European Union (sometimes referred to as a “bail in”).

Debt Securities Risk. Investments in debt securities subject the holder to the credit risk of the issuer. Credit risk refers to the possibility that the issuer or other obligor of a security will not be able or willing to make payments of interest and principal when due. Generally, the value of debt securities will change inversely with changes in interest rates. To the extent that interest rates rise, certain underlying obligations may be paid off substantially slower than originally anticipated and the value of those securities may fall sharply. During periods of falling interest rates, the income received by the Fund may decline. If the principal on a debt security is prepaid before expected, the prepayments of principal may have to be reinvested in obligations paying interest at lower rates. Debt securities generally do not trade on a securities exchange making them generally less liquid and more difficult to value than common stock.

Tax Risk. The Fund intends to elect and to qualify each year to be treated as a RIC under Subchapter M of the Code. As a RIC, the Fund will not be subject to U.S. federal income tax on the portion of its net investment income and net capital gain that it distributes to Shareholders, provided that it satisfies certain requirements of the Code. If the Fund does not qualify as a RIC for any taxable year and certain relief provisions are not available, the Fund’s taxable income will be subject to tax at the Fund level and to a further tax at the shareholder level when such income is distributed. Additionally, buying securities shortly before the record date for a taxable dividend or capital gain distribution is commonly known as “buying the dividend.” In the event a shareholder purchases Shares shortly before such a distribution, the entire distribution may be taxable to the shareholder even though a portion of the distribution effectively represents a return of the purchase price. To comply with the asset diversification test applicable to a RIC, the Fund will limit its investments in the Subsidiary to 25% of the Fund’s total assets at the end of each quarter. The investment strategy of the Fund may cause the Fund to hold more than 25% of the Fund’s total assets in investments in the Subsidiary the majority of the time. The Fund intends to manage the exposure to the Subsidiary so that the Fund’s investments in the Subsidiary do not exceed 25% of the total assets at the end of any quarter. Accordingly, because Congress saw fit, beginning in 1942, to explicitly reject the approach of a continuous or ongoing test, and instead to adopt an asset diversification test that would be met at quarter-end, the Registrant believes meeting the test at quarter-end while purposefully and continuously investing substantially more than 25% of assets in the Subsidiary throughout the quarter is consistent with the asset diversification test. If the Fund’s investments in the Subsidiary were to exceed 25% of the Fund’s total assets at the end of a tax quarter, the Fund, generally, has a grace period to cure such lack of compliance. If the Fund fails to timely cure, it may no longer be eligible to be treated as a RIC.

Because bitcoin futures contracts produce non-qualifying income for purposes of qualifying as a RIC, the Fund makes its investments in bitcoin futures contracts through the Subsidiary. The Fund intends to treat any income it may derive from the futures contracts received by the Subsidiary as “qualifying income” under the provisions of the Code applicable to RICs. The Internal Revenue Service (the “IRS”) has issued numerous Private Letter Rulings (“PLRs”) provided to third parties not associated with the Fund or its affiliates (which only those parties may rely on as precedent) concluding that similar arrangements resulted in qualifying income. Many of such PLRs have now been revoked by the IRS. In March of 2019, the IRS published Regulations that concluded that income from a corporation similar to the Subsidiary would be qualifying income, if the income is related to the Fund’s business of investing in stocks or securities. Although the Regulations do not require distributions from the Subsidiary, the Fund intends to cause the Subsidiary to make distributions that would allow the Fund to make timely distributions to its shareholders. The Fund generally will be required to include in its own taxable income the income of the Subsidiary for a tax year, regardless of whether the Fund receives a distribution of the Subsidiary’s income in that tax year, and this income would nevertheless be subject to the distribution requirement for qualification as a regulated investment company and would be taken into account for purposes of the 4% excise tax.

If, in any year, the Fund were to fail to qualify for the special tax treatment accorded a RIC and its shareholders, and were ineligible to or were not to cure such failure, the Fund would be taxed in the same manner as an ordinary corporation subject to U.S. federal income tax on all its income at the fund level. The resulting taxes could substantially reduce the Fund’s net assets and the amount of income available for distribution. In addition, in order to requalify for taxation as a RIC, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest, and make certain distributions.

Subsidiary Investment Risk. Changes in the laws of the United States and/or the Cayman Islands, under which the Fund and the Subsidiary are organized, respectively, could result in the inability of the Fund to operate as intended and could negatively affect the Fund and its shareholders. The Subsidiary is not registered under the 1940 Act and is not subject to all the investor protections of the 1940 Act. However, as the Subsidiary is wholly-owned by the Fund, and the investors of the Fund will have the investor protections of the 1940 Act, the Fund as a whole—including the Subsidiary—will provide investors with certain 1940 Act protections.

Commodity Regulatory Risk. The Fund’s use of commodity futures subject to regulation by the CFTC has caused the Fund to be classified as a “commodity pool” and this designation requires that the Fund comply with CFTC rules, which may impose additional regulatory requirements and compliance obligations. The Fund’s investment decisions may need to be modified, and commodity contract positions held by the Fund may have to be liquidated at disadvantageous times or prices, to avoid exceeding any applicable position limits established by the CFTC, potentially subjecting the Fund to substantial losses. The regulation of commodity transactions in the United States is subject to ongoing modification by government, self-regulatory and judicial action. The effect of any future regulatory change with respect to any aspect of the Fund is impossible to predict but could be substantial and adverse to the Fund.

Volatility Risk. Volatility is the characteristic of a security or other asset, an index or a market to fluctuate significantly in price within a short time period. The prices of bitcoin and bitcoin futures have historically been highly volatile. The value of the Fund’s investments in bitcoin futures – and therefore the value of an investment in the Fund – could decline significantly and without warning, including to zero. If you are not prepared to accept significant and unexpected changes in the value of the Fund and the possibility that you could lose your entire investment in the Fund, you should not invest in the Fund.

Asset Concentration Risk. Since the Fund may take concentrated positions in certain securities, including Bitcoin Futures Contracts, the Fund’s performance may be hurt disproportionately and significantly by the poor performance of those positions to which it has significant exposure. Asset concentration makes the Fund more susceptible to any single occurrence affecting the underlying positions and may subject the Fund to greater market risk than more diversified funds.

Interest Rate Risk. Interest rate risk is the risk that the value of the debt securities in the Fund’s portfolio will decline because of rising market interest rates. Interest rate risk is generally lower for shorter term debt securities and higher for longer-term debt securities. The Fund may be subject to a greater risk of rising interest rates than would normally be the case due to the current period of historically low rates and the effect of potential government fiscal policy initiatives and resulting market reaction to those initiatives. Duration is a reasonably accurate measure of a debt security’s price sensitivity to changes in interest rates and a common measure of interest rate risk. Duration measures a debt security’s expected life on a present value basis, taking into account the debt security’s yield, interest payments and final maturity. In general, duration represents the expected percentage change in the value of a security for an immediate 1% change in interest rates. For example, the price of a debt security with a three-year duration would be expected to drop by approximately 3% in response to a 1% increase in interest rates. Therefore, prices of debt securities with shorter durations tend to be less sensitive to interest rate changes than debt securities with longer durations. As the value of a debt security changes over time, so will its duration.

Cash Transaction Risk. Most ETFs generally make in-kind redemptions to avoid being taxed at the fund level on gains on the distributed portfolio securities. However, unlike most ETFs, the Fund currently intends to effect some or all redemptions for cash, rather than in-kind, because of the nature of the Fund’s investments. The Fund may be required to sell portfolio securities to obtain the cash needed to distribute redemption proceeds, which involves transaction costs that the Fund may not have incurred had it effected redemptions entirely in kind. These costs may include brokerage costs and/or taxable gains or losses, which may be imposed on the Fund and decrease the Fund’s NAV to the extent such costs are not offset by a transaction fee payable to an AP. If the Fund recognizes gain on these sales, this generally will cause the Fund to recognize gain it might not otherwise have recognized if it were to distribute portfolio securities in-kind, or to recognize such gain sooner than would otherwise be required. This may decrease the tax efficiency of the Fund compared to ETFs that utilize an in-kind redemption process, and there may be a substantial difference in the after-tax rate of return between the Fund and other ETFs.

Clearing Broker Risk. The Fund’s investments in exchange-traded futures contracts expose it to the risks of a clearing broker (or a FCM). Under current regulations, a clearing broker or FCM maintains customers’ assets in a bulk segregated account. There is a risk that Fund assets deposited with the clearing broker to serve as margin may be used to satisfy the broker’s own obligations or the losses of the broker’s other clients. In the event of default, the Fund could experience lengthy delays in recovering some or all of its assets and may not see any recovery at all. Furthermore, the Fund is subject to the risk that no FCM is willing or able to clear the Fund’s transactions or maintain the Fund’s assets. If the Fund’s FCMs are unable or unwilling to clear the Fund’s transactions, or if the FCM refuses to maintain the Fund’s assets, the Fund will be unable have its orders for bitcoin futures contracts fulfilled or assets custodied. In such a circumstance, the performance of the Fund will likely deviate from the performance of bitcoin and may result in the proportion of bitcoin futures contracts in the Fund’s portfolio relative to the total assets of the Fund to decrease.

Investment Capacity Risk. If the Fund’s ability to obtain exposure to bitcoin futures contracts consistent with its investment objective is disrupted for any reason, including but not limited to, limited liquidity in the bitcoin futures market, a disruption to the bitcoin futures market, or as a result of margin requirements or position limits imposed by the Fund’s FCMs, the CME, or the CFTC, the Fund would not be able to achieve its investment objective and may experience significant losses.

Cyber Security Risk. The Fund is susceptible to operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cybersecurity breaches of the Fund’s third-party service providers, such as its administrator, transfer agent, custodian, or sub-advisor, as applicable, or issuers in which the Fund invests, can also subject the Fund to many of the same risks associated with direct cyber security breaches. While the Fund has established business continuity plans and risk management systems designed to reduce the risks associated with cyber security, there are inherent limitations in such plans and systems. Additionally, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third-party service providers.

Authorized Participant Concentration Risk. Only an authorized participant may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that act as authorized participants on an agency basis (i.e., on behalf of other market participants). To the extent that these institutions exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other authorized participant is able to step forward to create or redeem, in either of these cases, Shares may trade at a discount to the Fund’s net asset value and possibly face delisting.

Frequent Trading Risk. The Fund regularly purchases and subsequently sells (i.e., “rolls”) individual futures contracts throughout the year so as to maintain a fully invested position. As the contracts near their expiration dates, the Fund rolls them over into new contracts. This frequent trading of contracts may increase the amount of commissions or mark-ups to broker-dealers that the Fund pays when it buys and sells contracts, which may detract from the Fund’s performance. High portfolio turnover may result in the Fund paying higher levels of transaction costs and may generate greater tax liabilities for shareholders. Frequent trading risk may cause the Fund’s performance to be less than expected.

Active Management Risk. The Fund is actively managed and its performance reflects investment decisions that the portfolio managers make for the Fund. Such judgments about the Fund’s investments may prove to be incorrect. If the investments selected and the strategies employed by the Fund fail to produce the intended results, the Fund could underperform as compared to other funds with similar investment objectives and/or strategies or could have negative returns.

Active Market Risk. Although the Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for the Shares will develop or be maintained. Shares trade on the Exchange at market prices that may be below, at or above the Fund’s net asset value. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors as economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments.

Premium/Discount Risk. The market price of the Fund’s Shares will generally fluctuate in accordance with changes in the Fund’s net asset value as well as the relative supply of and demand for Shares on the Exchange. The Fund’s market price may deviate from the value of the Fund’s underlying portfolio holdings, particularly in time of market stress, with the result that investors may pay more or receive less than the underlying value of the Fund shares bought or sold. The portfolio managers cannot predict whether Shares will trade below, at or above their net asset value because the Shares trade on the Exchange at market prices and not at net asset value. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related, but not identical, to the same forces influencing the prices of the holdings of the Fund trading individually or in the aggregate at any point in time. However, given that Shares can only be purchased and redeemed in Creation Units, and only to and from broker-dealers and large institutional investors that have entered into participation agreements (unlike shares of closed-end funds, which frequently trade at appreciable discounts from, and sometimes at premiums to, their net asset value), the portfolio managers believe that large discounts or premiums to the net asset value of Shares should not be sustained. During stressed market conditions, the market for the Fund’s Shares may become less liquid in response to deteriorating liquidity in the market for the Fund’s underlying portfolio holdings, which could in turn lead to differences between the market price of the Fund’s Shares and their net asset value. This can be reflected as a spread between the bid and ask prices for the Fund quoted during the day or a premium or discount in the closing price from the Fund’s NAV.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund, Adviser and Sub-Adviser seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address these risks.

Credit Risk. An issuer or other obligated party of a debt security may be unable or unwilling to make dividend, interest and/or principal payments when due. In addition, the value of a debt security may decline because of concerns about the issuer’s ability or unwillingness to make such payments.

Leverage Risk. The Fund seeks to achieve its investment objective by using the leverage inherent in futures contracts, subjecting it to leverage risk. When the Fund enters into a transaction without investing an amount equal to the full economic exposure of the transaction, it creates leverage, which can result in the Fund losing more than it originally invested. Therefore, leveraged investments may magnify losses to the Fund, and even a small market movement may result in significant losses to the Fund. Leverage may also cause the Fund to be more volatile because it may exaggerate the effect of any increase or decrease in the value of the Fund’s investments. Futures trading involves a degree of leverage and as a result, a relatively small price movement in futures instruments may result in immediate and substantial losses to the Fund. The Fund may at times be required to liquidate portfolio positions, including when it is not advantageous to do so, in order to comply with guidance from the Securities and Exchange Commission (the “SEC”) regarding asset segregation requirements to cover certain leveraged positions.

Reverse Repurchase Agreements Risk. The Fund may invest in reverse repurchase agreements. Reverse repurchase agreements are transactions in which the Fund sells portfolio securities to financial institutions such as banks and broker-dealers, and agrees to repurchase them at a mutually agreed-upon date and price which is higher than the original sale price. Reverse repurchase agreements are a form of leverage and the use of reverse repurchase agreements by the Fund may increase the Fund’s volatility. The Fund incurs costs, including interest expenses, in connection with the opening and closing of reverse repurchase agreements that will be borne by the shareholders.

Reverse repurchase agreements are also subject to the risk that the other party to the reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Fund. In situations where the Fund is required to post collateral with a counterparty, the counterparty may fail to segregate the collateral or may commingle the collateral with the counterparty’s own assets. As a result, in the event of the counterparty’s bankruptcy or insolvency, the Fund’s collateral may be subject to the conflicting claims of the counterparty’s creditors, and the Fund may be exposed to the risk of a court treating the Fund as a general unsecured creditor of the counterparty, rather than as the owner of the collateral. There can be no assurance that a counterparty will not default and that the Fund will not sustain a loss on a transaction as a result.

Further, there is a risk that no suitable counterparties are willing to enter into reverse repurchase agreements with the Fund, or continue to enter into, reverse repurchase agreement transactions with the Fund. There is also the risk that the Fund may not be able to engage in reverse repurchase agreement transactions because suitable counterparties refuse to enter into transactions with the Fund. Either instance may result in the Fund not being able to achieve its investment objective or meet the Asset Diversification Test as of a fiscal quarter end.

Market Maker Risk. If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of Shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s net asset value and the price at which the Shares are trading on the Exchange, which could result in a decrease in value of the Shares. In addition, decisions by market makers or authorized participants to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund’s portfolio securities and the Fund’s market price. This reduced effectiveness could result in Shares trading at a discount to net asset value and also in greater than normal intra-day bid-ask spreads for Shares.

New Fund Risk. As of the date of this prospectus, the Fund has no operating history and currently has fewer assets than larger funds. Like other new funds, large inflows and outflows may impact the Fund’s market exposure for limited periods of time. This impact may be positive or negative, depending on the direction of market movement during the period affected.

Non-Diversification Risk. The Fund is classified as “non-diversified” under the 1940 Act. As a result, the Fund is only limited as to the percentage of its assets which may be invested in the securities of any one issuer by the diversification requirements imposed by the Code. The Fund may invest a relatively high percentage of its assets in a limited number of issuers. As a result, the Fund may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly invested in certain issuers.

Trading Issues Risk. Trading in Fund Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Fund Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange’s “circuit breaker” rules. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged. The Fund may have difficulty maintaining its listing on the Exchange in the event the Fund’s assets are small, the Fund does not have enough shareholders, or if the Fund is unable to proceed with creation and/or redemption orders.

Early Close/Late Close/Trading Halt Risk. An exchange or market may close early, close late or issue trading halts on specific securities or Financial Instruments. As a result, the ability to trade certain securities or Financial Instruments may be restricted, which may disrupt the Fund’s creation and redemption process, potentially affect the price at which the Fund’s Shares trade in the secondary market, and/or result in the Fund being unable to trade certain securities or Financial Instruments at all. In these circumstances, the Fund may be unable to rebalance its portfolio, may be unable to accurately price its investments and/or may incur substantial trading losses. If trading in the Fund’s Shares is halted, investors may be temporarily unable to trade shares of the Fund.

Portfolio Turnover Risk. The Fund may incur high portfolio turnover to manage the Fund’s investment exposure. Additionally, active market trading of the Fund’s shares may cause more frequent creation or redemption activities that could, in certain circumstances, increase the number of portfolio transactions. High levels of portfolio transactions increase brokerage and other transaction costs and may result in increased taxable capital gains. Each of these factors could have a negative impact on the performance of the Fund.

Performance

As of the date of this prospectus, the Fund has not yet commenced operations and therefore does not have a performance history. Once available, the Fund’s performance information will be accessible on the Fund’s website at www.valkyrie-funds.com and will provide some indication of the risks of investing in the Fund.

Management

Investment Adviser

Valkyrie Funds LLC

Investment Sub-Adviser

Vident Advisory, LLC (d/b/a Vident Asset Management)

Portfolio Managers

The following persons serve as portfolio managers of the Fund.

●	Steven McClurg, Chief Investment Officer of Valkyrie

●	Rafael Zayas, CFA, Senior Vice President and Head of Portfolio Management and Trading of Vident

●	Ryan Dofflemeyer, Senior Portfolio Manager of Vident

●	Bill Cannon, Head of ETF Portfolio Management of Valkyrie

●	Austin Wen, Portfolio Manager of Vident

Each of the portfolio managers is primarily and jointly responsible for the day-to-day management of the Fund and has served in such capacity since the Fund’s inception in 2024.

Purchase and Sale of Shares

The Fund issues and redeems Shares on a continuous basis, at net asset value, only in large blocks of shares called “Creation Units.” Individual Shares of the Fund may only be purchased and sold on the secondary market through a broker-dealer. Since Shares of the Fund trade on securities exchanges in the secondary market at their market price rather than their net asset value, the Fund’s Shares may trade at a price greater than (premium) or less than (discount) the Fund’s net asset value. An investor may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase Shares of the Fund (bid) and the lowest price a seller is willing to accept for Shares of the Fund (ask) when buying or selling Shares in the secondary market (the “bid-ask spread”).

Recent information, including the Fund’s net asset value, market price, premiums and discounts, and bid-ask spreads, is available online at www.valkyrie-funds.com.

Tax Information

The Fund’s distributions will generally be taxable as ordinary income, returns of capital or capital gains. A sale of Shares may result in capital gain or loss.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase Shares through a broker-dealer or other financial intermediary (such as a bank), Valkyrie and _____, the Fund’s distributor, may pay the intermediary for the sale of Shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

Additional Information About the Fund’s Principal Investment Strategies

The Fund is a series of Valkyrie ETF Trust II and is regulated as an “investment company” under the 1940 Act. The Fund’s investment objective is non-fundamental and may be changed without approval by the holders of a majority of the outstanding voting securities of the Fund. Unless an investment policy is identified as being fundamental, all investment policies included in this prospectus and the Fund’s Statement of Additional Information (“SAI”) are non-fundamental and maybe changed by the Board of Trustees of the Trust (the “Board”) without shareholder approval. If there is a material change to the Fund’s investment objective or principal investment strategies, you should consider whether the Fund remains an appropriate investment for you. There is no guarantee that the Fund will achieve its investment objective.

Disclosure of Portfolio Holdings

A description of the Trust’s policies and procedures with respect to the disclosure of the Fund’s portfolio holdings is available in the Fund’s SAI, which is available at www.valkyrie-funds.com.

Additional Information Regarding the Fund’s Investment Objective

The Fund seeks daily investment results, before fees and expenses, that correspond to two times (2x) the daily performance of the S&P CME Bitcoin Futures Index Excess Return (the “Index”) for a single day, not for any other period. The Fund does not seek to achieve its stated investment objectives over a period of time greater than a single day. A “single day” is measured from the time the Fund calculates its NAV to the time of the Fund’s next NAV calculation. There can be no assurance that the Fund will achieve its investment objective or avoid substantial losses.

The return of the Fund for periods longer than a single day will be the result of its return for each day compounded over the period. The Fund’s returns for periods longer than a single day will very likely differ in amount, and possibly even direction, from the Fund’s stated multiple (2x) times the return of the Index for the same period. For periods longer than a single day, the Fund will lose money if the Index’s performance is flat, and it is possible that the Fund will lose money even if the level of the Index falls. Longer holding periods, higher Index volatility, and greater leveraged exposure each exacerbate the impact of compounding on an investor’s returns. During periods of higher Index volatility, the volatility of the Index may affect the Fund’s return as much as or more than the return of the Index.

Bitcoin and bitcoin futures contracts are a relatively new asset class and are subject to unique and substantial risks, including the risk that the value of the Fund’s investments could decline rapidly, including to zero. Bitcoin and bitcoin futures contracts have historically been more volatile than traditional asset classes. You should be prepared to lose your entire investment.

The Fund presents different risks from other funds, may only be suitable for knowledgeable investors who understand the consequences of seeking leveraged investment results, including the impact of compounding on Fund performance. Investors in the Fund should actively manage and monitor their investments, as frequently as daily. An investor in the Fund could potentially lose the full value of their investment within a single day. The Fund does not invest directly in bitcoin. Instead, the Fund seeks to benefit from increases in the price of Bitcoin Futures Contracts.

The Fund’s investment objective is non-fundamental, meaning it may be changed by the Board, without the approval of Fund shareholders.

The Fund expects to gain 2x exposure to the Index by investing a portion of its assets in a wholly owned subsidiary of the Fund organized under the laws of the Cayman Islands (the “Subsidiary”). In order to qualify as a RIC for purposes of federal income tax treatment under the Code, the Fund will have to reduce its exposure to its Subsidiary on or around the end of each of the Fund’s fiscal quarter ends. Consequently, during this period, the Fund may not achieve its investment objective, and may return substantially less than two times (2x) the daily performance of the Index.

Additional Information Regarding the Fund’s Strategy

In selecting investments for the Fund, the Adviser takes into consideration the relative liquidity of, and costs associated with, Bitcoin Futures Contracts as well as regulatory requirements imposed by the SEC and the IRS, and other factors. The Fund generally seeks to remain fully invested at all times in investments that, in combination, provide leveraged exposure to the Index, which is constructed from futures contracts that reference the spot price of bitcoin, without regard to market conditions, trends, or direction. The Fund does not take temporary defensive positions. The Fund will generally seek to achieve its investment objective, irrespective as to whether the value bitcoin is flat, rising, or declining.

The Fund seeks to position its portfolio so that its leveraged exposure to the Index is consistent with its investment objective. The time and manner in which the Fund rebalances its portfolio may vary from day to day depending upon market conditions and other circumstances at the discretion of the Adviser.

Bitcoin and Bitcoin Futures Contracts are a relatively new asset class and are subject to unique and substantial risks, including the risk that the value of the Fund’s investments could decline rapidly, including to zero. Bitcoin and Bitcoin Futures Contracts have historically been more volatile than traditional asset classes. You should be prepared to lose your entire investment.

Bitcoin

Bitcoin is a digital asset that serves as the unit of account of an open-source, decentralized, peer-to-peer computer network. The adoption of bitcoin to pay for goods and services, stored for future use or converted to a fiat currency has been limited as of the date of this Prospectus.

The value of bitcoin is not backed by any government, corporation or other identified body. The value is determined, in part, by the supply and demand for bitcoin in the markets for exchange that have been organized to facilitate the trading of bitcoin. The price of bitcoin is influenced in part by the extent to which it is accepted as payment for goods and services, which is impacted by the speed of transaction processing and finality, variability of transaction fees, and the volatility of bitcoin’s price, among other things. By design, the supply of bitcoin is limited to 21 million bitcoins. As of the date of this Prospectus, there are approximately 19 million bitcoins in circulation.

The Bitcoin Network

Bitcoin is maintained on the decentralized, open source, peer-to-peer computer network (the “Bitcoin Network”). No single entity owns or operates the Bitcoin Network. Bitcoin was first described in a white paper released in 2008 and published under the pseudonym “Satoshi Nakamoto.” The protocol underlying bitcoin was subsequently released in 2009 and open-source software currently operates on a worldwide network of computers. The Bitcoin Network is accessed through software and governs bitcoin’s creation and movement. The source code for Bitcoin Network, often referred to as the Bitcoin Protocol, is open-source, and anyone can contribute to its development.

The infrastructure of the Bitcoin Network is collectively maintained by participants in the Bitcoin Network, including miners, developers and users. Miners validate transactions and are compensated for that service in bitcoin. Developers maintain and contribute updates to the Bitcoin Protocol. Users access the Bitcoin Network, an open-source software. Anyone can be a user, developer, or miner. The first step in using the Bitcoin Network for transactions is to download specialized software referred to as a “bitcoin wallet” which can be downloaded on a computer or smartphone and can both send and receive bitcoin. Within a bitcoin wallet, a user can generate one or more unique “bitcoin addresses” which a user can send or receive bitcoin from his or her address to another user’s address.

Bitcoin is “stored” on a digital transaction ledger commonly known as “blockchain,” which is a type of shared and continually reconciled database stored in a decentralized manner on the computers of certain users of the digital asset and is protected by cryptography. The bitcoin blockchain contains a record and history of each bitcoin transaction. The amount of bitcoin associated with each bitcoin address, as well as each bitcoin transaction to or from such address is transparently reflected in the blockchain and can be viewed by websites that operate as “blockchain explorers.”

New bitcoin is created by “mining.” Miners use specialized computer software and hardware to solve highly complex mathematical problems presented by the Bitcoin Protocol. The firs miner to successfully solve the problem is permitted to add a block of transactions to the bitcoin blockchain. The new block is then confirmed through acceptance by a majority of users who maintain versions of the blockchain on their individual computers. Miners who successfully add a block to the blockchain are automatically rewarded with a fixed amount of bitcoin plus any transaction fees paid by the transferors whose transactions are recorded in the block. This system simultaneously is the means by which new bitcoin enter circulation and is the mechanism by which versions of the blockchain held by users on a decentralized network are kept in consensus.

The Bitcoin Protocol

The Bitcoin Protocol is an open-source software. Any developer can review the underlying code and suggest changes thereto. There is no official group or company that is responsible for making modifications to bitcoin. A number of individual developers regularly contribute to specific distribution of bitcoin software known as the “Bitcoin Core.” The Bitcoin Core is a maintained opensource repository on the website Github. There are many other compatible versions of bitcoin software, but Bitcoin Core is the de facto standard for the Bitcoin Protocol, and is also known as the “reference software.” The core developers for the Bitcoin Core operate under a volunteer basis and without strict hierarchical administration. The core developers are able to access, and can alter, the Bitcoin Network source code and, as a result, are responsible for the quasi-official releases of updates and other changes to the Bitcoin Network’s source code. Because bitcoin has no central authority, the release of updates to the Bitcoin Network’s source code by the core developers does not guarantee that the updates will be automatically adopted by the other participants. Users and miners must accept any changes by downloading the proposed modification, and such modification is effective only with respect to those bitcoin users and miners who choose to download it. The modification to the source code becomes a part of the Bitcoin Network only if it is accepted by participants that collectively have a majority of the processing power on the Bitcoin Network. If only a percentage of users and miners accept a modification, a division occurs such that one network will run the pre-modification source code and the other network will run the modified source code. This division is known as a “fork.”

Investment in the Subsidiary

The Fund expects to gain exposure to Bitcoin Futures Contracts by investing a portion of its assets in a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands, the Leveraged Bitcoin Futures Cayman Ltd. Valkyrie serves as investment adviser and Vident serves as investment sub-adviser to the Subsidiary, subject to the oversight of the Subsidiary’s board of directors. The Fund complies with the provisions of the 1940 Act governing investment policies, capital structure, custody, and leverage on an aggregate basis with the Subsidiary.

Collateral Investments

In addition to the investment on bitcoin futures, the Fund (and the Subsidiary, as applicable) will invest its remaining assets directly in cash, cash-like instruments or high-quality securities (collectively the “Collateral Investments”). The Collateral Investments may consist of high-quality securities, which include: (1) U.S. Government securities, such as bills, notes and bonds issued by the U.S. Treasury; (2) money market funds; and/or (3) corporate debt securities, such as commercial paper and other short-term unsecured promissory notes issued by businesses that are rated investment grade or determined by the Adviser to be of comparable quality. For these purposes, “investment grade” is defined as investments with a rating at the time of purchase in one of the four highest categories of at least one nationally recognized statistical rating organizations (e.g., BBB- or higher from S&P Global Ratings or Baa3 or higher from Moody’s Investors Service, Inc.) The Collateral Investments are designed to provide liquidity (i.e. provide an asset that can easily be exchanged for cash) and satisfy the “margin” requirements applicable to the Fund’s futures portfolio, which require that the Fund post collateral to secure its obligations under those contracts. Collateral Investments may also be invested in as Secondary Investments.

The Fund seeks to engage in daily rebalancing to position its portfolio so that its exposure to the Index is consistent with the Fund’s daily investment objective. The time and manner in which the Fund rebalances its portfolio may vary from day to day at the discretion of the Adviser, depending on market conditions and other circumstances.

As noted above, because the Fund intends to qualify for treatment as a RIC under the Code, the size of the Fund’s investment in the Subsidiary will not exceed 25% of the Fund’s total assets at or around each quarter end of the Fund’s fiscal year (the “Asset Diversification Test”). At other times of the year, the Fund’s investments in the Subsidiary will significantly exceed 25% of the Fund’s total (or gross) assets.

When the Fund seeks to reduce its total assets exposure to the Subsidiary, it will use the short-term Treasury Bills it owns (and borrow additional Treasury Bills from its Custodian if needed) to transact in reverse repurchase agreement transactions, which are ostensibly loans to the Fund. Those loans will increase the gross assets of the Fund, which the Adviser expects will allow the Fund to meet the above-referenced diversification test. When the Fund enters into a reverse repurchase agreement, it will either (i) be consistent with Section 18 of the 1940 Act and maintain asset coverage of at least 300% of the value of the reverse repurchase agreement; or (ii) treat the reverse repurchase agreement transactions as derivative transactions for purposes of Rule 18f-4 under the 1940 Act, including as applicable, the value-at-risk based limit on leverage risk. To the extent the Fund “covers” its repurchase obligations, such agreement will not be considered to be a “senior security” and, therefore, will not be subject to the 300% asset coverage requirement otherwise applicable to borrowings by that Fund.

Borrowing

The Fund may borrow money for cash management purposes or investment purposes. Borrowing for investment is a form of leverage. Leveraging investments, by purchasing securities with borrowed money, is a speculative technique which increases investment risk, but also increases investment opportunity. Because substantially all of the Fund’s assets will fluctuate in value, whereas the interest obligations on borrowings may be fixed, the NAV per share of the Fund will fluctuate more when the Fund is leveraging its investments than would otherwise be the case. Moreover, interest costs on borrowings may fluctuate with changing market rates of interest and may partially offset or exceed the returns on the borrowed funds. Under adverse conditions, the Fund might have to sell portfolio securities to meet interest or principal payments at a time when investment considerations would not favor such sales. Consistent with the requirements of the 1940 Act, the Fund must maintain continuous asset coverage (total assets, including assets acquired with borrowed funds, less liabilities exclusive of borrowings) of 300% of all amounts borrowed. If at any time the value of the Fund’s assets should fail to meet this 300% coverage test, the Fund, within three days (not including weekends and holidays), will reduce the amount of the Fund’s borrowings to the extent necessary to meet this 300% coverage requirement. Maintenance of this percentage limitation may result in the sale of portfolio securities at a time when investment considerations would not favor such sale. In addition to the foregoing, the Fund is authorized to borrow money as a temporary measure for extraordinary or emergency purposes in amounts not in excess of 5% of the value of the Fund’s total assets. This borrowing is not subject to the foregoing 300% asset coverage requirement. The Fund is authorized to pledge portfolio securities as the Sub-Adviser deems appropriate in connection with any borrowings. The Fund may also enter into reverse repurchase agreements, which may be viewed as a form of borrowing, with financial institutions.

Information about the Index Licensor

The “S&P CME Bitcoin Futures Index Excess Return” is a product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”), and has been licensed for use by the Trust. S&P® is a registered trademark of S&P Global, Inc. or its affiliates (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); “CME” is a registered trademark of CME Group, Inc. and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by the Trust. The Trust is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, or CME Group and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of the S&P CME Bitcoin Futures Index Excess Return. It is not possible to invest directly in an index. The Fund is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”) or CME Group, Inc. Neither S&P Dow Jones Indices nor CME Group, Inc. make any representation or warranty, express or implied, to the owners of the Fund or any member of the public regarding the advisability of investing in securities generally or in the Fund particularly or the ability of the S&P CME Bitcoin Futures Index to track general market performance. Past performance of an index is not an indication or guarantee of future results. S&P Dow Jones Indices’ and CME Group, Inc. only relationship to the Trust with respect to the S&P CME Bitcoin Futures Index Excess Return is the licensing of the S&P CME Bitcoin Futures Index Excess Return and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The S&P CME Bitcoin Futures Index Excess Return is determined, composed and calculated by S&P Dow Jones Indices or CME Group, Inc. without regard to the Trust or the Fund. S&P Dow Jones Indices and CME Group, Inc. have no obligation to take the needs of the Trust or the owners of the Fund into consideration in determining, composing or calculating the S&P CME Bitcoin Futures Index Excess Return. Neither S&P Dow Jones Indices nor CME Group, Inc. are responsible for and have not participated in the determination of the prices, and amount of the Fund or the timing of the issuance or sale of the Fund or in the determination or calculation of the equation by which the Fund is to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices and CME Group, Inc. have no obligation or liability in connection with the administration, marketing or trading of the Fund. There is no assurance that investment products based on the S&P CME Bitcoin Futures Index Excess Return will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment adviser, commodity trading advisory, commodity pool operator, broker dealer, fiduciary, promoter (as defined in the Investment Company Act of 1940, as amended), “expert” as enumerated within 15 U.S.C. § 77k(a) or tax advisor. Inclusion of a security, commodity, crypto currency or other asset within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, commodity, crypto currency or other asset, nor is it considered to be investment advice or commodity trading advice.

NEITHER S&P DOW JONES INDICES NOR CME GROUP, INC. GUARANTEES THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P CME BITCOIN FUTURES INDEX EXCESS RETURN OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES AND CME GROUP, INC. SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES AND CME GROUP, INC. MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL

WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY THE TRUST, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P CME BITCOIN FUTURES INDEX EXCESS RETURN OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES OR CME GROUP, INC. BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. S&P DOW JONES INDICES HAS NOT REVIEWED, PREPARED AND/OR CERTIFIED ANY PORTION OF, NOR DOES S&P DOW JONES INDICES HAVE ANY CONTROL OVER, THE TRUST PRODUCT REGISTRATION STATEMENT, PROSPECTUS OR OTHER OFFERING MATERIALS. THERE ARE NO THIRD-PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND THE TRUST, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Fund Investments

Principal Investments

Bitcoin Futures Contracts

Futures contracts are financial contracts the value of which depends on, or is derived from, the underlying reference asset. For bitcoin futures contracts, the underlying reference asset is bitcoin. A futures contract is a standardized contract traded on, or subject to the rules of, an exchange. The contract will stipulate an exchange to buy or sell a specified type and quantity of a particular underlying asset at a designated price. Futures contracts may be physically-settled or cash-settled. The only futures contracts in which the Fund invests are cash-settled bitcoin futures contracts traded on commodity exchanges registered with the CFTC. “Cash-settled” means that when the when the relevant futures contract expires, if the value of the underlying asset exceeds the futures contract price, the seller pays to the purchaser cash in the amount of that excess, and if the futures contract price exceeds the value of the underlying asset, the purchaser pays to the seller cash in the amount of that excess. In a cash-settled futures contract on bitcoin, the amount of cash to be paid is equal to the difference between the value of the bitcoin underlying the futures contract at the close of the last trading day of the contract and the futures contract price specified in the agreement. The CME has specified that the value of bitcoin underlying bitcoin futures contracts traded on the CME will be determined by reference to a volume-weighted average of bitcoin trading prices on multiple bitcoin trading venues.

Futures contracts exhibit “futures basis,” meaning the difference between the current market value of the underlying bitcoin (the “spot” price) and the price of the cash-settled futures contract. A negative futures basis exists when cash-settled bitcoin futures contracts generally trade at a premium to the current market value of bitcoin. Under this scenario, the Fund’s investments in bitcoin futures contracts will generally underperform a direct investment in bitcoin.

In order to satisfy certain tax qualification tests, the Fund expects to gain exposure to bitcoin futures contracts by investing in bitcoin futures contracts through the Subsidiary. The Fund will “roll” its bitcoin futures contracts. Futures contracts expire on a designated date (the “expiration date”). The bitcoin futures contracts in which the Fund invests are cash settled on their expiration date unless they are “rolled” prior to expiration. The Fund general intends to “roll” its Bitcoin Futures Contracts on a daily basis, consistent with the methodology of the Index.

Cash Equivalents and Short-Term Investments

The Fund may invest in securities with maturities of less than two years or cash equivalents, or it may hold cash, in order to collateralize its (or the Subsidiary’s) investments or for temporary defensive purposes. The percentage of the Fund invested in such holdings varies and depends on several factors, including market conditions. For temporary defensive purposes and during periods of high cash inflows or outflows, the Fund may depart from its principal investment strategies and invest part or all of its assets in these securities or it may hold cash. During such periods, the Fund may not be able to achieve its investment objective. The Fund may adopt a defensive strategy when the portfolio managers believe instruments in which the Fund normally invests have elevated risks due to political or economic factors and in other extraordinary circumstances.

U.S. Government Securities

The Fund may invest in short-term U.S. government securities. U.S. government securities include U.S. Treasury obligations and securities issued or guaranteed by various agencies of the U.S. government, or by various instrumentalities that have been established or sponsored by the U.S. government. U.S. Treasury obligations are backed by the “full faith and credit” of the U.S. government. Securities issued or guaranteed by federal agencies and U.S. government sponsored instrumentalities may or may not be backed by the full faith and credit of the U.S. government.

Other Investments

In order to help the Fund meet its daily investment objective by maintaining the daily desired level of leveraged exposure to the Index, maintain its tax status as a regulated investment company on days in and around quarter-end, or if the Fund is unable to obtain the desired exposure to Bitcoin Futures Contracts because it is approaching or has exceeded position limits or accountability levels, or because of liquidity or other constraints, the Fund may invest in the following:

Reverse Repurchase Agreements

The Fund may invest in reverse repurchase agreements which are a form of borrowing in which the Fund sells portfolio securities to financial institutions and agrees to repurchase them at a mutually agreed-upon date and price that is higher than the original sale price, and use the proceeds for investment purchases.

As a result of the Fund repurchasing the securities at a higher price, the Fund will lose money by engaging in reverse repurchase agreement transactions, though the Sponsor has agreed to pay, as part of its unitary investment management fee, the net cost of using reverse repurchase agreements.

Other Investment Companies

The Fund may invest in shares of other investment companies registered under the 1940 Act, including exchange-traded funds, that invest in similar securities and assets to those in which the Fund may invest.

Bitcoin-Linked ETPs

The Fund may invest in shares of Bitcoin-Linked ETPs that derive their value from a basket of spot Bitcoin, and trade intra-day on a national securities exchange. Bitcoin-Linked ETPs are passively managed and do not pursue active management investment strategies, and their sponsors do not actively manage the bitcoin held by the ETP. This means that the sponsor of the ETP does not sell bitcoin at times when its price is high or acquire bitcoin at low prices in the expectation of future price increases. Although the shares of a Bitcoin-Linked ETP are not the exact equivalent of a direct investment in bitcoin, they provide investors with an alternative that constitutes a relatively cost-effective way to obtain bitcoin exposure through the securities market.

Options on Bitcoin-Linked ETPs

The Fund may invest in options on Bitcoin-Linked ETPs. An option on a Bitcoin-Linked ETP is a contract that gives the purchaser of the option, in return for the premium paid, the right to buy shares of a Bitcoin-Linked ETP, from the writer of the option (in the case of a call option), or to sell shares of a Bitcoin-Linked ETP to the writer of the option (in the case of a put option) at a designated price during the term of the option. The premium paid by the buyer of an option will reflect, among other things, the relationship of the exercise price to the market price and the volatility of the Bitcoin-Linked ETP, the remaining term of the option, supply, demand, interest rates and/or currency exchange rates.

A put or call option may be exercised at any time during the option period. Put and call options are traded on national securities exchanges and in the OTC market. Options traded on national securities exchanges are within the jurisdiction of the SEC or other appropriate national securities regulator, as are securities traded on such exchanges. As a result, many of the protections provided to traders on organized exchanges will be available with respect to such transactions. In particular, all option positions entered into on a national securities exchange in the United States are cleared and guaranteed by the Options Clearing Corporation, thereby reducing the risk of counterparty default. Furthermore, a liquid secondary market in options traded on a national securities exchange may be more readily available than in the OTC market, potentially permitting the Fund to liquidate open positions at a profit prior to exercise or expiration, or to limit losses in the event of adverse market movements. There is no assurance, however, that higher than anticipated trading activity or other unforeseen events might not temporarily render the capabilities of the Options Clearing Corporation inadequate, and thereby result in the exchange instituting special procedures which may interfere with the timely execution of a Fund’s orders to close out open options positions.

Swaps on Bitcoin-Linked ETPs, Bitcoin Futures, or Bitcoin Futures Indexes

The Fund may invest in swap agreements referencing Bitcoin-Linked ETPs, Bitcoin Futures Contracts or Bitcoin Futures Indexes. Swap contracts are transactions entered into primarily with major global financial institutions for a specified period ranging from a day to more than one year. In a swap transaction, the Fund and a counterparty will agree to exchange or “swap” payments based on the change in value of an underlying asset or benchmark. For example, the two parties may agree to exchange the return (or differentials in rates of returns) earned or realized on a particular investment or instrument. In the case of the Fund, the reference asset can be one or more Bitcoin-Linked ETPs, Bitcoin Futures Contracts or Bitcoin Futures Indexes.

Additional Risks of Investing in the Fund

Risk is inherent in all investing. Investing in the Fund involves risk, including the risk that you may lose all or part of your investment. There can be no assurance that the Fund will meet its stated objective. Before you invest, you should consider the following supplemental disclosure pertaining to the Principal Risks set forth above as well as additional Non-Principal Risks set forth below in this prospectus.

Daily rebalancing and the compounding of each day’s return over time means that the return of the Fund for a period longer than a single day will be the result of each day’s returns compounded over the period. This will very likely differ in amount, and possibly even direction, from twice the return of the Index for the same period. The Fund will lose money if the Index’s performance is flat over time. The Fund can lose money regardless of the performance of the Index, as a result of daily rebalancing, the Index’s volatility, compounding of each day’s return and other factors.

Bitcoin and bitcoin futures are a relatively new asset class. They are subject to unique and substantial risks, and historically, have been subject to significant price volatility. The value of an investment in the Fund could decline significantly and without warning, including to zero. You should be prepared to lose your entire investment.

You may lose the full principal value of your investment within a single day. The Shares will change in value, and you could lose money by investing in the Fund. The Fund may not achieve its investment objective.

Investment Strategy Risk. The Fund, through the Subsidiary, invests in Bitcoin Futures Contracts. Bitcoin Futures Contracts are relatively new investments. They are subject to unique and substantial risks, and historically, have been subject to significant price volatility. The value of an investment in the Fund could decline significantly and without warning, including to zero. You may lose the full value of your investment within a single day. If you are not prepared to accept significant and unexpected changes in the value of the Fund and the possibility that you could lose your entire investment in the Fund you should not invest in the Fund. The value of an investment in the Fund could decline significantly and without warning, including to zero. You should be prepared to lose your entire investment. The Shares will change in value, and you could lose money by investing in the Fund. The Fund may not achieve its investment objective. Separately, the Fund does not invest directly in or hold bitcoin. The price of bitcoin futures may differ, sometimes significantly, from the current cash price of bitcoin, which is sometimes referred to as the “spot” price of bitcoin. Consequently, the performance of the Fund is likely to perform differently from the spot price of bitcoin. The differences in the prices of bitcoin and Bitcoin Futures Contracts will expose the Fund to risks different from, and possibly greater than, the risks associated with investing directly in bitcoin, including larger losses or smaller gains.

Compounding Risk. The Fund has a single day investment objective, and the Fund’s performance for any other period is the result of its return for each day compounded over the period. The performance of the Fund for periods longer than a single day will very likely differ in amount, and possibly even direction, from twice (2x) of the daily return of the Index for the same period, before accounting for fees and expenses. Compounding affects all investments but has a more significant impact on a leveraged fund. This effect becomes more pronounced as Index volatility and holding periods increase.

Leveraged Correlation Risk. A number of factors may affect the Fund’s ability to achieve a high degree of correlation to its sought-after leveraged (2x) returns of the Index, and there is no guarantee that the Fund will achieve a high degree of correlation. Failure to achieve a high degree of correlation may prevent the Fund from achieving its daily investment objective, and the percentage change of the Fund’s NAV each day may differ, perhaps significantly in amount, and possibly even direction, from twice (2x) the Index on a given day. A number of other factors may adversely affect the Fund’s correlation to its sought-after two-times (2x) returns of the Index, including fees, expenses, transaction costs, financing costs associated with the use of derivatives, income items, valuation methodology, accounting standards and disruptions or illiquidity in the markets for Bitcoin Futures Contracts in which the Fund invests. The Fund may take or refrain from taking positions in order to improve tax efficiency, comply with regulatory restrictions, or for other reasons, each of which may negatively affect the Fund’s correlation with the Index. The Fund may also be subject to large movements of assets into and out of the Fund, potentially resulting in the Fund being under- or over-exposed to the Index. Any of these factors could decrease correlation between the performance of the Fund and the Index and may hinder the Fund’s ability to meet its daily investment objective.

Target Exposure and Rebalancing Risks. The Fund normally will seek to maintain notional exposure to the Index at 200%. The Fund generally will invest in Bitcoin Futures Contracts through its Subsidiary and in Collateral Investments. At or around quarter-end, in order to qualify for treatment as a RIC under the Code, the Fund may reduce the gross assets it has invested in its Subsidiary and invest in a combination of other investment companies and reverse repurchase agreements. During these periods at or around quarter end, although the Fund will continue to pursue its investment objective, however its exposure to Bitcoin Futures Contracts will be reduced and the performance of the Fund may be less than it would have been had the Fund maintained its exposure through such period. The Fund may not always achieve investment results, before fees and expenses, that correspond to two times (2x) the daily performance of the Index, and may return substantially less than that on days at or around quarter end when the Fund must reduce its exposure to the Subsidiary to qualify for tax treatment as a RIC.

In addition, significant and unpredictable increases in bitcoin futures margin rates relative to prevailing futures prices could result in the Fund not achieving its target 2x exposure and as such would cause the Fund to experience greater risk of failing to meet its target exposure of two times (2x) the daily performance of the Index, before fees and expenses.

Rebalancing Risks. If for any reason the Fund is unable to rebalance all or a portion of its portfolio, or if all or a portion of the portfolio is rebalanced incorrectly, the Fund’s investment exposure may not be consistent with the Fund’s daily investment objective. In these instances, the Fund may not successfully track the performance of the Index and may not achieve its investment objective, and may be more or less exposed to leverage risk than the Adviser would otherwise intend. Additionally, the rebalancing of futures contracts may impact the trading in such futures contracts and may adversely affect the value of the Fund. For example, such trading may cause the Fund’s FCMs to adjust their hedges. The trading activity associated with such transactions will contribute to the existing trading volume on the underlying futures contracts and may adversely affect the market price of such underlying futures contracts.

Aggressive Investment Risk. Bitcoin Futures Contracts are relatively new investments. They are subject to unique and substantial risks, and historically, have been subject to significant price volatility. The value of an investment in the Fund could decline significantly and without warning, including to zero. You may lose the full value of your investment within a single day. If you are not prepared to accept significant and unexpected changes in the value of the Fund and the possibility that you could lose your entire investment in the Fund you should not invest in the Fund. The value of an investment in the Fund could decline significantly and without warning, including to zero. You should be prepared to lose your entire investment. The Shares will change in value, and you could lose money by investing in the Fund. The Fund may not achieve its investment objective.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that the Fund will meet its investment objective.

Bitcoin Investing Risk. The Fund is indirectly exposed to the risks of investing in bitcoin through its investments in bitcoin futures. Bitcoin is a new and highly speculative investment. The risks associated with bitcoin include the following:

●	Bitcoin is a new technological innovation with a limited history. There is no assurance that usage of bitcoin will continue to grow. A contraction in use of bitcoin may result in increased volatility or a reduction in the price of bitcoin, which could adversely impact the value of the Fund. The Bitcoin Network was launched in January 2009, platform trading in bitcoin began in 2010, and Bitcoin Futures trading began in 2017, each of which limits a potential shareholder’s ability to evaluate an investment in the Fund.

●	The Fund’s investments are exposed to risks associated with the price of bitcoin, which is subject to numerous factors and risks. The price of bitcoin is impacted by numerous factors, including:

○	The total and available supply of bitcoin, including the possibility that a small group of early bitcoin adopters hold a significant proportion of the bitcoin that has thus far been created and that sales of bitcoin by such large holders may impact the price of bitcoin;

○	Global bitcoin demand, which is influenced by the growth of retail merchants’ and commercial businesses’ acceptance of bitcoin as payment for goods and services, the security of online bitcoin exchanges and public bitcoin addresses that hold bitcoin, the perception that the use and holding of bitcoin is safe and secure, the lack of regulatory restrictions on their use, and the reputation regarding the use of bitcoin for illicit purposes;

○	Global bitcoin supply, which is influenced by similar factors as global bitcoin demand, in addition to fiat currency (i.e., government currency not backed by an asset such as gold) needs by miners and taxpayers who may liquidate bitcoin holdings to meet tax obligations;

○	Investors’ expectations with respect to the rate of inflation of fiat currencies and deflation of bitcoin;

○	Foreign exchange rates between fiat currencies and digital assets such as bitcoin;

○	Interest rates;

○	The continued operation of digital asset trading platforms in the United States and foreign jurisdictions, including their regulatory status, trading and custody policies, and cyber security;

○	Investment and trading activities of large investors, including private and registered funds, that may directly or indirectly invest in bitcoin;

○	Regulatory measures, if any, that restrict the use of bitcoin as a form of payment or the purchase or sale of bitcoin, including measures that restrict the direct or indirect participation in the bitcoin market by financial institutions or the introduction of bitcoin instruments;

○	The maintenance and development of the open-source software protocol of the Bitcoin Network;

○	Increased competition from other cryptocurrenies and digital assets, including forks of the Bitcoin Network;

○	Developments in the information technology sector;

○	Global or regional political, economic or financial events and situations;

○	Investor or Bitcoin Network participant sentiments on the value or utility of bitcoin; and

○	The dedication of mining power to the Bitcoin Network and the willingness of bitcoin miners to clear bitcoin transactions for relatively low fees.

Negative developments in any of these factors could adversely impact an investment in the Fund.

●	A decline in the adoption of bitcoin could negatively impact the performance of the Fund. As a new asset and technological innovation, the bitcoin industry is subject to a high degree of uncertainty. The adoption of bitcoin will require growth in its usage for various applications that include retail and commercial payments, cross-border and remittance transactions, speculative investment and technical applications. Adoption of bitcoin will also require an accommodating regulatory environment. A lack of expansion in usage of bitcoin could adversely affect the bitcoin futures contracts in which the Fund invests. In addition, there is no assurance that bitcoin will maintain its value over the long-term. The value of bitcoin is subject to risks related to its usage. Even if growth in bitcoin adoption occurs in the near or medium-term, there is no assurance that bitcoin usage will continue to grow over the long-term. A contraction in use of bitcoin may result in increased volatility or a reduction in the price of bitcoin, which would adversely impact the value of the Fund’s shares. Recently, bitcoin has come under scrutiny for its environmental impact, specifically the amount of energy consumed by bitcoin miners. Some companies have indicated they will cease accepting bitcoin for certain kinds of purchases due to such environmental concerns. To the extent such concerns persist, the demand for bitcoin and the speed of its adoption could be suppressed.

●	Bitcoin trading prices are volatile and shareholders could lose all or substantially all of their investment in the Fund. Speculators and investors who seek to profit from trading and holding bitcoin generate a significant portion of bitcoin demand. Bitcoin speculation regarding future appreciation in the value of bitcoin may inflate and make more volatile the price of a bitcoin. As a result, bitcoin may be more likely to fluctuate in value due to changing investor confidence in future appreciation in the price of bitcoin. Notably, bitcoin has been prone to rapid price declines, including significant declines occurring in a single day, throughout its history. For example, on March 12, 2020, bitcoin spot prices dropped by more than -37% on March 12, 2020, due to rapidly growing concerns about the COVID-19 outbreak. Front-month future contracts on the CME dropped -23.5% that day.

The price of bitcoin and bitcoin futures may be impacted by events in other parts of the blockchain and crypto currency ecosystem, even if such events are not directly related to the security or utility of bitcoin, the Bitcoin Network, or bitcoin futures. Such events may precipitate a significant decline in the price of bitcoin and bitcoin futures.

For example, in May 2022, the TerraUSD stablecoin experienced a loss of confidence, resulting in a 98% drop by the end of the month from its intended $1.00 USD peg. The collapse in the price of TerraUSD had wide consequences for the entire blockchain and cryptocurrency ecosystem. The drop in TerraUSD contributed to the collapse of crypto lending platforms Celsius and Voyager, as well as prominent crypto hedge fund Three Arrows Capital. Many cryptocurrencies were dragged down by the news, including bitcoin, which dropped from its recent high $47,062 in March 30, 2022, to $19,785 by June 30, 2022, a drop of more than 58%.

In November 2022, FTX Trading Ltd. (“FTX”), a major cryptocurrency exchange, filed for bankruptcy following a halt in customer withdrawals and allegations of mismanagement of customer assets. The announcement precipitated steep price drops across various cryptocurrencies, including Bitcoin, which lost more than 25% of its value in the immediate wake of the revelations.

On June 5, 2023, The SEC charged Binance Holdings Ltd. (“Binance”), which operates the largest crypto asset trading platform in the world, Binance.com; BAM Trading Services Inc., which, together with Binance, operates the crypto asset trading platform, Binance.US; and their founder, Changpeng Zhao, with a variety of securities law violations.

Future announcements and events related to bitcoin, the Bitcoin Network, other cryptocurrencies, NFTs, and cryptocurrency firms, including digital asset trading platforms, lending platforms, hedge funds, market makers, and custodians, may significantly impact bitcoin futures prices and expose the Fund to significant risks.

●	Regulation of participants in the bitcoin ecosystem continues to evolve in both the U.S. and foreign jurisdictions, which may restrict the use of bitcoin or otherwise impact the demand for bitcoin. As a technology, the Bitcoin Network is governed by its internal protocols and source code; however, the use by individuals or businesses of the Bitcoin Network and bitcoin may be subject to government regulation. Both domestic and foreign regulators and governments have increased focus on the use of the Bitcoin Network and bitcoin since 2013. In the U.S., federal and certain state authorities have exercised jurisdiction over specific uses of the Bitcoin Network and bitcoin, typically in the context of money service business regulation. Some foreign regulators and governments have exercised similar regulatory oversight; however, other jurisdictions have determined that regulatory action was premature or that the use of the Bitcoin Network should be prohibited or limited for reasons such as incompatibility with capital controls or financial system risks. Bitcoin market disruptions and resulting governmental interventions are unpredictable and may make bitcoin illegal altogether. Future foreign regulations and directives may conflict with those in the U.S., and such regulatory actions may restrict or make bitcoin illegal in foreign jurisdictions. Future regulations and directives may impact the demand for bitcoin and may also affect the ability of digital asset trading platforms to operate and for other market participants to enter into bitcoin transactions. To the extent that future regulatory actions or policies limit or restrict bitcoin usage, bitcoin trading or the ability to convert bitcoin to fiat currencies, the demand for bitcoin may be reduced, which may adversely affect investment in the Fund’s shares. Regulation of bitcoin continues to evolve, the ultimate impact of which remains unclear and may adversely affect, among other things, the availability, value or performance of bitcoin and, thus, the bitcoin futures contracts in which the Fund invests. Moreover, in addition to exposing the Fund to potential new costs and expenses, additional regulation or changes to existing regulation may also require changes to the Fund’s investment strategies. Although there continues to be uncertainty about the full impact of these and other regulatory changes, it is the case that the Fund may be subject to a more complex regulatory framework and incur additional costs to comply with new requirements as well as to monitor for compliance with any new requirements going forward.

●	Sales of newly mined bitcoin may cause the price of bitcoin to decline, which could negatively affect an investment in the Fund. Currently, approximately 900 newly mined bitcoin are created each day. If the parties engaged in bitcoin mining choose not to hold the newly mined bitcoin, and, instead, make them available for sale, there can be downward pressure on the price of bitcoin. A bitcoin mining operation may be more likely to sell a higher percentage of its newly created bitcoin, and more rapidly so, if it is operating at a low profit margin, thus reducing the price of bitcoin. Lower bitcoin prices may result in further tightening of profit margins for miners and worsening profitability, thereby potentially causing even further selling pressure. Decreasing profit margins and increasing sales of newly mined bitcoin could result in a reduction in the price of bitcoin, which could adversely impact an investment in the Fund.

●	Disruptions at digital asset trading platforms and potential consequences of a digital asset trading platform’s failure could adversely affect an investment in the Fund. Digital asset trading platforms operate websites on which users can trade bitcoin for U.S. dollars, other government currencies or other digital assets. Trades on digital asset trading platforms are unrelated to transfers of bitcoin between users via the Bitcoin Network. Bitcoin trades on digital asset trading platforms are recorded on the digital asset trading platform’s internal ledger only, and each internal ledger entry for a trade will correspond to an entry for an offsetting trade in U.S. dollars, other government currency or other digital asset. Digital asset trading platforms have a limited history. Since 2009, several digital asset trading platforms have been closed or experienced disruptions due to fraud, failure, security breaches or distributed denial of service attacks a/k/a “DDoS Attacks.” A DDoS attack is a malicious attempt to disrupt the normal traffic of network by overwhelming the target or its infrastructure with a flood of internet traffic. In many of these instances, the customers of such exchanges were not compensated or made whole for the partial or complete losses of their funds held at the exchanges. In 2014, the largest digital asset trading platform at the time, Mt. Gox, filed for bankruptcy in Japan amid reports the exchange lost up to 850,000 bitcoin, then valued then at over $450 million. Digital asset trading platforms are also appealing targets for hackers and malware. In August 2016, Bitfinex, a digital asset trading platform located in Hong Kong, reported a security breach that resulted in the theft of approximately 120,000 bitcoin valued at the time at approximately 6 $65 million, a loss which was socialized and allocated to all Bitfinex account holders, regardless of whether the account holder held bitcoin or cash in their account. In November 2022, FTX, a major digital asset trading platform, filed for bankruptcy following a halt in customer withdrawals. The potential for instability of digital asset trading platforms and the closure or temporary shutdown of exchanges due to fraud, business failure, hackers, DDoS or malware, or government-mandated regulation may reduce confidence in bitcoin, which may result in greater volatility in bitcoin. In addition, because digital asset trading platforms are not regulated, market participants to not have the same protections as would be provided by SEC or CFTC regulated exchanges.

●	Demand for bitcoin is driven, in part, by its status as the most prominent and secure digital asset. It is possible that a cryptocurrency other than bitcoin (often referred to as “Altcoins”) could have features that make it more desirable to a material portion of the digital asset user base, resulting in a reduction in demand for bitcoin, which could have a negative impact on the price of bitcoin and adversely affect the bitcoin futures contracts in which the Fund invests. The Bitcoin Network and bitcoin, as an asset, hold a “first-to-market” advantage over other digital assets. This first-to-market advantage is driven in large part by having the largest user base and, more importantly, the largest combined mining power in use to secure the Blockchain and transaction verification system. Having a large mining network results in greater user confidence regarding the security and long-term stability of a digital asset’s network and its blockchain; as a result, the advantage of more users and miners makes a digital asset more secure, which makes it more attractive to new users and miners, resulting in a network effect that strengthens the first-to-market advantage. Bitcoin also enjoys significantly greater acceptance and usage than other digital asset networks in the retail and commercial marketplace, due in large part to the relatively well-funded efforts of payment processing companies. Despite the marked first-mover advantage of the Bitcoin Network over other digital assets, it is possible that an Altcoin could become materially popular due to either a perceived or exposed shortcoming of the Bitcoin Network protocol that is not immediately addressed by the bitcoin developers or a perceived advantage of an altcoin that includes features not incorporated into bitcoin. For example, the development of digital self-executing contracts (also known as “smart contracts” or “DeFi”) on the Ethereum network has permitted the value of its native unit (ether) to rival bitcoin for periods of time. If an Altcoin obtains significant market share (either in market capitalization, mining power or use as a payment technology), this could reduce bitcoin’s market share and have a negative impact on the demand for, and price of, bitcoin.

●	Miners May Cease Expanding Processing Power to Create Blocks and Verify Transactions if They Are Not Adequately Compensated. Miners generate revenue from both newly created bitcoin (known as the “block reward”) and from fees taken upon verification of transactions. If the aggregate revenue from transaction fees and the block reward is below a miner’s cost, the miner may cease operations. An acute cessation of mining operations would reduce the collective processing power on the Blockchain, which would adversely affect the transaction verification process by temporarily decreasing the speed at which blocks are added to the Blockchain and make the Blockchain more vulnerable to a malicious actor obtaining control in excess of 50 percent of the processing power on the Blockchain. Reductions in processing power could result in material, though temporary, delays in transaction confirmation time. Any reduction in confidence in the transaction verification process or mining processing power may adversely impact the price of bitcoin. Furthermore, the block reward will decrease overtime. In the summer of 2020, the block reward was reduced from 12.5 to 6.25 bitcoin, and it will further reduce to 3.125 bitcoin in 2024. As the block reward continues to decrease overtime, the mining incentive structure will transition to a higher reliance on transaction verification fees in order to incentivize miners to continue to dedicate processing power to the Blockchain. If transaction verification fees become too high, the marketplace may be reluctant to use bitcoin. Decreased demand for bitcoin may adversely affect its price, which may adversely affect an investment in the Fund.

●	Bitcoin Network development contributors could propose amendments to the Bitcoin Network’s protocols and software that, if accepted and authorized by large groups of Bitcoin Network users, could adversely affect an investment in the Fund. The Bitcoin Network is an open-source project meaning that any developer or computer scientist may review, propose changes to and develop software clients for the Bitcoin Network protocols. Although a small group of individuals referred to as the Core Developers previously exercised significant influence over the direction of Bitcoin Network development, no single party or group controls what refinements or improvements to the Bitcoin Network’s source code are proposed, approved or produced as upgrades or new software clients for Bitcoin Network users. A software update or new software client may alter the protocols and software that govern the Bitcoin Network and the properties of bitcoin, including the irreversibility of transactions and limitations on the mining of new bitcoin. When a modification is introduced and a substantial majority of users and miners consent to the modification, the change is implemented and the Bitcoin Network remains uninterrupted. However, if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork” (i.e., “split”) of the Bitcoin Network (and the Blockchain), with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two versions of the Bitcoin Network running in parallel, but with each version’s underlying asset and blockchain lacking interchangeability. Additionally, a fork could be introduced by an unintentional, unanticipated software flaw in the multiple versions of otherwise compatible software users run. Although several chain forks have been addressed by community-led efforts to merge the two chains, such a fork could adversely affect Bitcoin’s viability. It is possible, however, that a substantial number of Bitcoin users and miners could adopt an incompatible version of Bitcoin while resisting community-led efforts to merge the two chains. This would result in a permanent fork. On August 1, 2017, after extended debates among developers as to how to improve the Bitcoin network’s transaction capacity, the Bitcoin network was forked by a group of developers and miners resulting in the creation of a new blockchain, which underlies the new digital asset “Bitcoin Cash” alongside the original Bitcoin Blockchain. Bitcoin and Bitcoin Cash now operate on separate, independent blockchains. Although the Bitcoin Network remained unchanged after the fork, it is unclear how such actions will affect the long-term viability of bitcoin and, accordingly, may adversely affect an investment in the Fund.

●	The decentralized structure of Bitcoin Network software development may prevent the formation of a consensus on how to improve and modify the Bitcoin Network, which could prevent needed or desirable updates and thereby adversely impact an investment in the Fund. The lack of a formal or informal centralized structure in the development of Bitcoin Network means that parties with potentially competing motives and incentives must generate a consensus on how best to improve key elements of the Bitcoin Network protocols, such as how best to increase the transaction capacity of the Bitcoin Network. If developer proposals to improve the Bitcoin Network’s protocols are incapable of obtaining an overwhelming consensus for adoption, a proposal may either be abandoned or indefinitely delayed pending the formation of consensus or the proposal may result in a fork. If a desirable or necessary improvement to the Bitcoin Network protocols is not implemented, it may have a negative impact on the functioning of the Bitcoin Network or the growth of user adoption. Any such delay may, therefore, have a negative impact on the secondary market price of bitcoin.

●	The open-source structure of the Bitcoin Network protocol means that the contributors to the protocol are generally not directly compensated for their contributions in maintaining and developing the protocol. A failure to properly monitor and upgrade the protocol could damage the Bitcoin Network and, therefore, the price of bitcoin. As the Bitcoin Network protocol is not sold and its use does not generate revenues for contributors, contributors are generally not compensated for maintaining and updating the Bitcoin Network protocol. Although some bitcoin industry participants have funded core developers, this type of financial incentive is not typical. The lack of guaranteed financial incentive for contributors to maintain or develop the Bitcoin Network and the lack of guaranteed resources to adequately address emerging issues with the Bitcoin Network may reduce incentives to address the issues adequately or in a timely manner. This may have a negative impact on the secondary market price of bitcoin, which will impact the performance of the Fund.

●	Intellectual property rights claims may adversely affect the operation of the Bitcoin Network. Third parties may assert intellectual property claims relating to the holding and transfer of digital assets and their source code. Regardless of the merit of any intellectual property or other legal action, any threatened action that reduces confidence in the Bitcoin network’s long-term viability or the ability of end-users to hold and transfer bitcoin may adversely affect an investment in the Fund. Additionally, a meritorious intellectual property claim could prevent end-users from accessing the Bitcoin Network or holding or transferring their bitcoin. As a result, an intellectual property claim could adversely affect an investment in the bitcoin futures contracts in which the Fund invests.

●	A malicious actor may attack the Bitcoin Network in an effort to prevent its function, which may adversely impact an investment in the Fund. A malicious actor may attack the Bitcoin Network in a number of ways, including a “50 Percent Attack” or a spam attack. If a malicious actor obtains a majority of the processing power (referred to herein as “aggregate hashrate”) dedicated to mining on the Bitcoin Network, it will be able to exert unilateral control over the addition of blocks to the Blockchain. As long as the malicious actor enjoys this majority it may be able to “double-spend” its own bitcoin (i.e., spend the same bitcoin in two or more conflicting transactions) as well as prevent the confirmation of other Bitcoin transactions. If such a scenario were to materialize, it could adversely affect an investment in the Fund. More simply, a malicious actor could attempt to flood the pool of unconfirmed transactions (known as the “mempool”) with tens of thousands of transactions in an effort to significantly slow the confirmation of legitimate transactions across the Bitcoin Network. Such a delay, if sustained for extended periods of time, could negatively impact the secondary market price of Bitcoin. These or any other form of attack on the Bitcoin Network could adversely affect an investment the bitcoin futures contracts in which the Fund invests.

●	In the event of widespread disruption to the Internet, the market for bitcoins may become dangerously illiquid. The Bitcoin Network’s functionality relies on the Internet. A significant disruption of Internet connectivity affecting large numbers of users or geographic areas could impede the functionality of the Bitcoin Network and adversely affect the bitcoin futures contracts in which the Fund invests. In addition, certain features of the Bitcoin Network, such as decentralization, open-source protocol, and reliance on peer-to-peer connectivity, may increase the risk of fraud or cyber-attack by potentially reducing the likelihood of a coordinated response.

Bitcoin-Linked ETP Risk. The Fund may invest in shares of Bitcoin-Linked ETPs. ETP shares trade like exchange-traded funds on a national securities exchange. The price of a Bitcoin-Linked ETP is derived from and based upon the value of spot Bitcoin and cash held by the Bitcoin-Linked ETP. However, shares of Bitcoin-Linked ETPs are not traded at net asset value, but may trade at prices above or below the value of their underlying portfolios. The level of risk involved in the purchase or sale of a Bitcoin-Linked ETPs is similar to the risk involved in the purchase or sale of an exchange traded fund, except that the pricing mechanism for a Bitcoin-Linked ETPs is based on a basket of Bitcoin and cash. Thus, the risks of owning an ETF generally reflect the risks of owning the underlying Bitcoin and cash that the Bitcoin-Linked ETP holds. In addition, Bitcoin-Linked ETPs are new investment products, with no operating history, and only launched in January 2024.

Because Bitcoin-Linked ETPs are relatively new products, their shares may have a lack of liquidity, which could result in the market price of the Bitcoin-Linked ETP’s shares being more volatile than the underlying portfolio of Bitcoin and cash. As well, disruptions in the markets for Bitcoin could result in losses on investment in Bitcoin-Linked ETPs. In addition, an actual trading market may not develop for Bitcoin-Linked ETP shares and the listing exchange may halt trading of an a Bitcoin-Linked ETP’s shares. Bitcoin-Linked ETPs are subject to management fees and other fees that may increase their costs versus the costs of owning Bitcoin directly. The Fund will indirectly bear its proportionate share of management fees and other expenses that are charged by Bitcoin-Linked ETPs in addition to the management fees and other expenses paid by the Fund. The Fund will pay brokerage commissions in connection with the purchase and sale of shares of Bitcoin-Linked ETPs.

Derivatives Risk. The Fund may obtain exposure through the following derivatives: options on Bitcoin-Linked ETPs and swaps on Bitcoin-Linked ETPs, Bitcoin Futures, or Bitcoin Futures Indexes.

The Fund may invest in and will have investment exposure to forms of derivatives, which may be considered aggressive and may expose the Fund to greater risks and larger losses or smaller gains than investing directly in the reference asset(s) underlying those derivatives.  A derivative refers to any financial instrument whose value is derived, at least in part, from the price of an underlying security, asset, rate, or index. The use of derivatives presents risks different from, and possibly greater than, the risks associated with investing directly in traditional securities. Changes in the value of a derivative may not correlate perfectly with the underlying security, asset, rate or index. Gains or losses in a derivative may be magnified and may be much greater than the derivative’s original cost.

●	Futures Contracts Risk. Risks of futures contracts include: (i) an imperfect correlation between the value of the futures contract and the underlying asset; (ii) possible lack of a liquid secondary market; (iii) the inability to close a futures contract when desired; (iv) losses caused by unanticipated market movements, which may be unlimited; (v) an obligation for the Fund to make daily cash payments to maintain its required margin, particularly at times when the Fund may have insufficient cash; and (vi) unfavorable execution prices from rapid selling. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, futures contracts normally specify a certain date for settlement in cash based on the reference asset. As the futures contracts approach expiration, they may be replaced by similar contracts that have a later expiration. This process is referred to as “rolling.” If the market for these contracts is in “contango,” meaning that the prices of futures contracts in the nearer months are lower than the price of contracts in the distant months, the sale of the near-term month contract would be at a lower price than the longer-term contract, resulting in a cost to “roll” the futures contract. The actual realization of a potential roll cost will be dependent upon the difference in price of the near and distant contract. The costs associated with rolling bitcoin futures typically are substantially higher than the costs associated with other futures contracts and may have a significant adverse impact on the performance of the Fund.

●	Bitcoin Futures Contracts Risk. In addition to the risks of futures contracts generally, the market for bitcoin futures contracts has additional unique risks. The market for bitcoin futures may be less developed, less liquid and more volatile than more established futures markets. While the bitcoin futures market has grown substantially since bitcoin futures commenced trading, there can be no assurance that this growth will continue. Bitcoin futures are subject to collateral requirements and daily limits may impact the Fund’s ability to achieve the desired exposure. If the Fund is unable to meet its investment objective, the Fund’s returns may be lower than expected. Additionally, these collateral requirements may require the Fund to liquidate its position when it otherwise would not do so. The differences in the prices of bitcoin and Bitcoin Futures Contracts will expose the Fund to risks different from, and possibly greater than, the risks associated with investing directly in bitcoin, including larger losses or smaller gains. Currently, the Fund does not anticipate that the liquidity of Bitcoin Futures Contracts will have any material negative impact on the ability of the Fund to achieve its investment objective or meet any redemptions. If the Fund’s ability to obtain exposure to Bitcoin Futures Contracts were to be disrupted for any reason, including, for example, limited liquidity in the bitcoin futures market, a disruption to the bitcoin futures market, or as a result of margin requirements, position limits, accountability levels, or other limitations imposed by the Fund’s FCMs, the listing exchanges, or the CFTC, the Adviser would take such action as it believes appropriate and in the best interest of the Fund in consideration of the facts and circumstances at such time, including to underleverage the Fund, relative to its 2x investment objective, by an amount reflecting prevailing position limits. Additionally, the ability of the Fund to obtain leveraged (2x) exposure to bitcoin futures contracts is limited by certain tax rules that restrict the amount the Fund can invest in its wholly owned subsidiary as of the end of each tax quarter. Exceeding this amount may have tax consequences; see the section entitled “Tax Risk” in the Fund’s Prospectus for more information.

In addition, the Fund may use a combination of swaps on Bitcoin-Linked ETPs, Bitcoin Futures, or Bitcoin Futures Indexes. The performance of a Bitcoin-Linked ETP may not track the performance of its underlying index due to embedded costs and other factors. Thus, to the extent the Fund invests in swaps that use a Bitcoin-Linked ETP as the reference asset, the Fund may be subject to greater correlation risk and may not achieve as high a degree of correlation with its investment objective if the Fund only used Bitcoin Futures Contracts.

Further, the Fund may invest in options on Bitcoin-Linked ETPs, which generally require less capital than equivalent stock transactions. They may return smaller dollar figures but a potentially greater percentage of the investment than equivalent stock transactions. As an options holder, the potential loss is limited to the premium paid for the contract while the potential gain is often unlimited. While leverage means the percentage returns can be significant, the amount of cash required may be smaller than equivalent stock transactions. As an options holder, the Fund risks the entire amount of the premium it pays. But as an options writer, it takes on a much higher level of risk. For example, if the Fund writes an uncovered call, it faces unlimited potential loss, since there is no cap on how high a stock price can rise. When buying options, a Fund risks losing the premium paid, plus commissions and fees.

SEC Rule 18f-4 (“Rule 18f-4” or the “Derivatives Rule”) regulates the ability of the Fund to enter into derivative transactions and other leveraged transactions. The Derivatives Rule defines the term “derivatives” to include futures contracts, such as Bitcoin Futures Contracts, in addition to instruments traditionally classified as derivatives, such as swaps, forwards, and options. Rule 18f-4 also regulates other types of leveraged transactions, such as reverse repurchase transactions and transactions deemed to be “similar to” reverse repurchase transactions, such as certain securities lending transactions in connection with which the Fund obtains leverage. Among other things, under Rule 18f-4, the Fund is prohibited from entering into these derivatives transactions except in reliance on the provisions of the Derivatives Rule. The Derivatives Rule establishes limits on the derivatives transactions that the Fund may enter into based on the value-at-risk (“VaR”) of the Fund inclusive of derivatives. The Fund will generally satisfy the limits under the Derivatives Rule if the VaR of its portfolio (inclusive of derivatives transactions) does not exceed 200% of the VaR of its “designated reference portfolio.” The “designated reference portfolio” is a representative unleveraged index or the Fund’s own portfolio absent derivatives holdings, as determined by the Fund’s derivatives risk manager. This limits test is referred to as the “Relative VaR Test.” As a result of the Relative VaR Test, the Fund may be limited in the amount of leverage it may take on in pursuing its investment objective.

In addition, among other requirements, Rule 18f-4 requires the Fund to establish a derivatives risk management program, appoint a derivatives risk manager, and carry out enhanced reporting to the Board, the SEC and the public regarding the Fund’s derivatives activities. It is possible that the limits and compliance costs imposed by the Derivatives Rule may adversely affect the Fund’s performance, efficiency in implementing its strategy, liquidity and/or ability to pursue its investment objectives and may increase the cost of the Fund’s investments and cost of doing business, which could adversely affect investors.

Cost of Futures Investment Risk. When a bitcoin futures contract is nearing expiration, the Fund will generally sell it and use the proceeds to buy a bitcoin futures contract with a later expiration date. This is commonly referred to as “rolling.” The costs associated with rolling bitcoin futures typically are substantially higher than the costs associated with other futures contracts and may have a significant adverse impact on the performance of the Fund.

Liquidity Risk. The market for the bitcoin futures contracts is still developing and may be subject to periods of illiquidity. During such times it may be difficult or impossible to buy or sell a position at the desired price. Market disruptions or volatility can also make it difficult to find a counterparty willing to transact at a reasonable price and sufficient size. Illiquid markets may cause losses, which could be significant. The large size of the positions which the Fund may acquire increases the risk of illiquidity, may make its positions more difficult to liquidate, and increase the losses incurred while trying to do so.

Valuation Risk. The Fund or the Subsidiary may hold securities or other assets that may be valued on the basis of factors other than market quotations. This may occur because the asset or security does not trade on a centralized exchange, or in times of market turmoil or reduced liquidity. There are multiple methods that can be used to value a portfolio holding when market quotations are not readily available. The value established for any portfolio holding at a point in time might differ from what would be produced using a different methodology or if it had been priced using market quotations. Portfolio holdings that are valued using techniques other than market quotations, including “fair valued” assets or securities, may be subject to greater fluctuation in their valuations from one day to the next than if market quotations were used. In addition, there is no assurance that the Fund or the Subsidiary could sell or close out a portfolio position for the value established for it at any time, and it is possible that the Fund or the Subsidiary would incur a loss because a portfolio position is sold or closed out at a discount to the valuation established by the Fund or the Subsidiary at that time. The Fund’s ability to value investments may be impacted by technological issues or errors by pricing services or other third-party service providers.

Collateral Investments Risk. The Fund’s use of Collateral Investments may include obligations issued or guaranteed by the U.S. Government, its agencies and instrumentalities, including bills, notes and bonds issued by the U.S. Treasury, money market funds and corporate debt securities, such as commercial paper.

Some securities issued or guaranteed by federal agencies and U.S. Government-sponsored instrumentalities may not be backed by the full faith and credit of the United States, in which case the investor must look principally to the agency or instrumentality issuing or guaranteeing the security for ultimate repayment and may not be able to assert a claim against the United States itself in the event that the agency or instrumentality does not meet its commitment. The U.S. Government, its agencies and instrumentalities do not guarantee the market value of their securities, and consequently, the value of such securities may fluctuate. Although the Fund may hold securities that carry U.S. Government guarantees, these guarantees do not extend to shares of the Fund.

Money market funds are subject to management fees and other expenses. Therefore, investments in money market funds will cause the Fund to bear indirectly a proportional share of the fees and costs of the money market funds in which it invests. At the same time, the Fund will continue to pay its own management fees and expenses with respect to all of its assets, including any portion invested in the shares of the money market fund. It is possible to lose money by investing in money market funds.

Corporate debt securities such as commercial paper generally are short-term unsecured promissory notes issued by businesses. Corporate debt may carry variable or floating rates of interest. Corporate debt securities carry both credit risk and interest rate risk. Credit risk is the risk that the Fund could lose money if the issuer of a corporate debt security is unable to pay interest or repay principal when it is due.

Counterparty Risk. The Fund is subjected to counterparty risk or credit risk (i.e., the risk that a counterparty is or is perceived to be unwilling or unable to make timely payments or otherwise meet its contractual obligations) by virtue of its investments in Bitcoin Futures Contracts, reverse repurchase agreements; options on Bitcoin-Linked ETPs; or swaps on Bitcoin-Linked ETPs, Bitcoin Futures Contracts, and Bitcoin Futures Indexes. The Fund could also be subject to counterparty risk or credit risk with respect to the amount it expects to receive from counterparties to derivatives and repurchase agreements entered into by the Fund. Investing in derivatives involves entering into contracts with third parties (i.e., counterparties). The use of derivatives involves risks that are different from those associated with ordinary portfolio securities transactions. If a counterparty becomes bankrupt or fails to perform its obligations, or if any collateral posted by the counterparty for the benefit of the Fund is insufficient or there are delays in the Fund’s ability to access such collateral, the value of an investment in the Fund may decline. The Fund may be negatively impacted if a counterparty becomes bankrupt or otherwise fails to perform its obligations under such an agreement. The Fund may experience significant delays in obtaining any recovery in a bankruptcy or other reorganization proceeding and the Fund may obtain only limited recovery or may obtain no recovery in such circumstances. In order to attempt to mitigate potential counterparty credit risk, the Fund typically enters into transactions with major financial institutions.

The counterparty to an exchange-traded futures contract is subject to the credit risk of the clearing house and the FCM through which it holds its position. Specifically, the FCM or the clearing house could fail to perform its obligations or become insolvent, causing significant losses to the Fund, including the loss of any margin payments it had deposited with an FCM as well as any gains owed, but not yet paid, to the Fund. Credit risk of market participants with respect to derivatives that are centrally cleared is concentrated in a few clearing houses and it is not clear how an insolvency proceeding of a clearing house would be conducted and what impact an insolvency of a clearing house would have on the financial system.

Under current CFTC regulations, a FCM maintains customers’ assets in a bulk segregated account. If a FCM fails to do so, or is unable to satisfy a substantial deficit in a customer account, its other customers may be subject to risk of loss of their funds in the event of that FCM’s bankruptcy. In that event, in the case of futures, the FCM’s customers are entitled to recover, even in respect of property specifically traceable to them, only a proportional share of all property available for distribution to all of that FCM’s customers. In addition, if the FCM does not comply with the applicable regulations, or in the event of a fraud or misappropriation of customer assets by the FCM, the Fund could have only an unsecured creditor claim in an insolvency of the FCM with respect to the margin held by the FCM. FCMs are also required to transfer to the clearing house the amount of margin required by the clearing house, which amount is generally held in an omnibus account at the clearing house for all customers of the FCM. In addition, the Fund may enter into futures contracts and repurchase agreements with a limited number of counterparties, which may increase the Fund’s exposure to counterparty credit risk. The Fund does not specifically limit its counterparty risk with respect to any single counterparty.

Contractual provisions and applicable law may prevent or delay the Fund from exercising its rights to terminate an investment or transaction with a financial institution experiencing financial difficulties, or to realize on collateral, and another institution may be substituted for that financial institution without the consent of the Fund. If the credit rating of a counterparty of the Fund declines, the Fund may nonetheless choose or be required to keep existing transactions in place with the counterparty, in which event the Fund would be subject to any increased credit risk associated with those transactions. Also, in the event of a counterparty’s (or its affiliate’s) insolvency, the possibility exists that the Fund’s ability to exercise remedies, such as the termination of transactions, netting of obligations and realization on collateral, could be stayed or eliminated under special resolution regimes adopted in the United States, the European Union and various other jurisdictions. Such regimes provide government authorities with broad authority to intervene when a financial institution is experiencing financial difficulty. In particular, the regulatory authorities could reduce, eliminate, or convert to equity the liabilities to the Fund of a counterparty who is subject to such proceedings in the European Union (sometimes referred to as a “bail in”).

Debt Securities Risk. Investments in debt securities subject the holder to the credit risk of the issuer. Credit risk refers to the possibility that the issuer or other obligor of a security will not be able or willing to make payments of interest and principal when due. Generally, the value of debt securities will change inversely with changes in interest rates. To the extent that interest rates rise, certain underlying obligations may be paid off substantially slower than originally anticipated and the value of those securities may fall sharply. During periods of falling interest rates, the income received by the Fund may decline. If the principal on a debt security is prepaid before expected, the prepayments of principal may have to be reinvested in obligations paying interest at lower rates. Debt securities generally do not trade on a securities exchange making them generally less liquid and more difficult to value than common stock.

Tax Risk. The Fund intends to elect and to qualify each year to be treated as a RIC under Subchapter M of the Code. As a RIC, the Fund will not be subject to U.S. federal income tax on the portion of its net investment income and net capital gain that it distributes to Shareholders, provided that it satisfies certain requirements of the Code. If the Fund does not qualify as a RIC for any taxable year and certain relief provisions are not available, the Fund’s taxable income will be subject to tax at the Fund level and to a further tax at the shareholder level when such income is distributed. Additionally, buying securities shortly before the record date for a taxable dividend or capital gain distribution is commonly known as “buying the dividend.” In the event a shareholder purchases Shares shortly before such a distribution, the entire distribution may be taxable to the shareholder even though a portion of the distribution effectively represents a return of the purchase price. To comply with the asset diversification test applicable to a RIC, the Fund will limit its investments in the Subsidiary to 25% of the Fund’s total assets at the end of each quarter. The investment strategy of the Fund may cause the Fund to hold more than 25% of the Fund’s total assets in investments in the Subsidiary the majority of the time. The Fund intends to manage the exposure to the Subsidiary so that the Fund’s investments in the Subsidiary do not exceed 25% of the total assets at the end of any quarter. Accordingly, because Congress saw fit, beginning in 1942, to explicitly reject the approach of a continuous or ongoing test, and instead to adopt an asset diversification test that would be met at quarter-end, the Registrant believes meeting the test at quarter-end while purposefully and continuously investing substantially more than 25% of assets in the Subsidiary throughout the quarter is consistent with the asset diversification test. If the Fund’s investments in the Subsidiary were to exceed 25% of the Fund’s total assets at the end of a tax quarter, the Fund, generally, has a grace period to cure such lack of compliance. If the Fund fails to timely cure, it may no longer be eligible to be treated as a RIC.

Because bitcoin futures contracts produce non-qualifying income for purposes of qualifying as a RIC, the Fund makes its investments in bitcoin futures contracts through the Subsidiary. The Fund intends to treat any income it may derive from the futures contracts received by the Subsidiary as “qualifying income” under the provisions of the Code applicable to RICs. The Internal Revenue Service (the “IRS”) has issued numerous Private Letter Rulings (“PLRs”) provided to third parties not associated with the Fund or its affiliates (which only those parties may rely on as precedent) concluding that similar arrangements resulted in qualifying income. Many of such PLRs have now been revoked by the IRS. In March of 2019, the IRS published Regulations that concluded that income from a corporation similar to the Subsidiary would be qualifying income, if the income is related to the Fund’s business of investing in stocks or securities. Although the Regulations do not require distributions from the Subsidiary, the Fund intends to cause the Subsidiary to make distributions that would allow the Fund to make timely distributions to its shareholders. The Fund generally will be required to include in its own taxable income the income of the Subsidiary for a tax year, regardless of whether the Fund receives a distribution of the Subsidiary’s income in that tax year, and this income would nevertheless be subject to the distribution requirement for qualification as a regulated investment company and would be taken into account for purposes of the 4% excise tax.

If, in any year, the Fund were to fail to qualify for the special tax treatment accorded a RIC and its shareholders and were ineligible to or were not to cure such failure, the Fund would be taxed in the same manner as an ordinary corporation subject to U.S. federal income tax on all its income at the fund level. The resulting taxes could substantially reduce the Fund’s net assets and the amount of income available for distribution. In addition, in order to requalify for taxation as a RIC, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest, and make certain distributions.

Subsidiary Investment Risk. Changes in the laws of the United States and/or the Cayman Islands, under which the Fund and the Subsidiary are organized, respectively, could result in the inability of the Fund to operate as intended and could negatively affect the Fund and its shareholders. The Subsidiary is not registered under the 1940 Act and is not subject to all the investor protections of the 1940 Act. However, as the Subsidiary is wholly-owned by the Fund, and the investors of the Fund will have the investor protections of the 1940 Act, the Fund as a whole—including the Subsidiary—will provide investors with certain 1940 Act protections.

Commodity Regulatory Risk. The Fund’s use of commodity futures subject to regulation by the CFTC has caused the Fund to be classified as a “commodity pool” and this designation requires that the Fund comply with CFTC rules, which may impose additional regulatory requirements and compliance obligations. The Fund’s investment decisions may need to be modified, and commodity contract positions held by the Fund may have to be liquidated at disadvantageous times or prices, to avoid exceeding any applicable position limits established by the CFTC, potentially subjecting the Fund to substantial losses. The regulation of commodity transactions in the United States is subject to ongoing modification by government, self-regulatory and judicial action. The effect of any future regulatory change with respect to any aspect of the Fund is impossible to predict but could be substantial and adverse to the Fund.

Volatility Risk. Volatility is the characteristic of a security or other asset, an index or a market to fluctuate significantly in price within a short time period. The prices of bitcoin and bitcoin futures have historically been highly volatile. The value of the Fund’s investments in bitcoin futures – and therefore the value of an investment in the Fund – could decline significantly and without warning, including to zero. If you are not prepared to accept significant and unexpected changes in the value of the Fund and the possibility that you could lose your entire investment in the Fund, you should not invest in the Fund.

Asset Concentration Risk. Since the Fund may take concentrated positions in certain securities, including Bitcoin Futures Contracts, the Fund’s performance may be hurt disproportionately and significantly by the poor performance of those positions to which it has significant exposure. Asset concentration makes the Fund more susceptible to any single occurrence affecting the underlying positions and may subject the Fund to greater market risk than more diversified funds.

Interest Rate Risk. Interest rate risk is the risk that the value of the debt securities in the Fund’s portfolio will decline because of rising market interest rates. Interest rate risk is generally lower for shorter term debt securities and higher for longer-term debt securities. The Fund may be subject to a greater risk of rising interest rates than would normally be the case due to the current period of historically low rates and the effect of potential government fiscal policy initiatives and resulting market reaction to those initiatives. Duration is a reasonably accurate measure of a debt security’s price sensitivity to changes in interest rates and a common measure of interest rate risk. Duration measures a debt security’s expected life on a present value basis, taking into account the debt security’s yield, interest payments and final maturity. In general, duration represents the expected percentage change in the value of a security for an immediate 1% change in interest rates. For example, the price of a debt security with a three-year duration would be expected to drop by approximately 3% in response to a 1% increase in interest rates. Therefore, prices of debt securities with shorter durations tend to be less sensitive to interest rate changes than debt securities with longer durations. As the value of a debt security changes over time, so will its duration.

Cash Transaction Risk. Most ETFs generally make in-kind redemptions to avoid being taxed at the fund level on gains on the distributed portfolio securities. However, unlike most ETFs, the Fund currently intends to effect some or all redemptions for cash, rather than in-kind, because of the nature of the Fund’s investments. The Fund may be required to sell portfolio securities to obtain the cash needed to distribute redemption proceeds, which involves transaction costs that the Fund may not have incurred had it effected redemptions entirely in kind. These costs may include brokerage costs and/or taxable gains or losses, which may be imposed on the Fund and decrease the Fund’s NAV to the extent such costs are not offset by a transaction fee payable to an AP. If the Fund recognizes gain on these sales, this generally will cause the Fund to recognize gain it might not otherwise have recognized if it were to distribute portfolio securities in-kind, or to recognize such gain sooner than would otherwise be required. This may decrease the tax efficiency of the Fund compared to ETFs that utilize an in-kind redemption process, and there may be a substantial difference in the after-tax rate of return between the Fund and other ETFs.

Clearing Broker Risk. The Fund’s investments in exchange-traded futures contracts expose it to the risks of a clearing broker (or a FCM). Under current regulations, a clearing broker or FCM maintains customers’ assets in a bulk segregated account. There is a risk that Fund assets deposited with the clearing broker to serve as margin may be used to satisfy the broker’s own obligations or the losses of the broker’s other clients. In the event of default, the Fund could experience lengthy delays in recovering some or all of its assets and may not see any recovery at all. Furthermore, the Fund is subject to the risk that no FCM is willing or able to clear the Fund's transactions or maintain the Fund's assets. If the Fund's FCMs are unable or unwilling to clear the Fund's transactions, or if the FCM refuses to maintain the Fund's assets, the Fund will be unable have its orders for bitcoin futures contracts fulfilled or assets custodied. In such a circumstance, the performance of the Fund will likely deviate from the performance of bitcoin and may result in the proportion of bitcoin futures contracts in the Fund's portfolio relative to the total assets of the Fund to decrease.

Investment Capacity Risk. If the Fund’s ability to obtain exposure to bitcoin futures contracts consistent with its investment objective is disrupted for any reason, including but not limited to, limited liquidity in the bitcoin futures market, a disruption to the bitcoin futures market, or as a result of margin requirements or position limits imposed by the Fund’s FCMs, the CME, or the CFTC, the Fund would not be able to achieve its investment objective and may experience significant losses.

Cyber Security Risk. The Fund is susceptible to operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cybersecurity breaches of the Fund’s third-party service providers, such as its administrator, transfer agent, custodian, or sub-advisor, as applicable, or issuers in which the Fund invests, can also subject the Fund to many of the same risks associated with direct cyber security breaches. While the Fund has established business continuity plans and risk management systems designed to reduce the risks associated with cyber security, there are inherent limitations in such plans and systems. Additionally, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third-party service providers.

Authorized Participant Concentration Risk. Only an authorized participant may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that act as authorized participants on an agency basis (i.e., on behalf of other market participants). To the extent that these institutions exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other authorized participant is able to step forward to create or redeem, in either of these cases, Shares may trade at a discount to the Fund’s net asset value and possibly face delisting.

Frequent Trading Risk. The Fund regularly purchases and subsequently sells (i.e., “rolls”) individual futures contracts throughout the year so as to maintain a fully invested position. As the contracts near their expiration dates, the Fund rolls them over into new contracts. This frequent trading of contracts may increase the amount of commissions or mark-ups to broker-dealers that the Fund pays when it buys and sells contracts, which may detract from the Fund’s performance. High portfolio turnover may result in the Fund paying higher levels of transaction costs and may generate greater tax liabilities for shareholders. Frequent trading risk may cause the Fund’s performance to be less than expected.

Active Management Risk. The Fund is actively managed, and its performance reflects investment decisions that the portfolio managers make for the Fund. Such judgments about the Fund’s investments may prove to be incorrect. If the investments selected and the strategies employed by the Fund fail to produce the intended results, the Fund could underperform as compared to other funds with similar investment objectives and/or strategies or could have negative returns.

Active Market Risk. Although the Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for the Shares will develop or be maintained. Shares trade on the Exchange at market prices that may be below, at or above the Fund’s net asset value. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors as economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments.

Premium/Discount Risk. The market price of the Fund’s Shares will generally fluctuate in accordance with changes in the Fund’s net asset value as well as the relative supply of and demand for Shares on the Exchange. The Fund’s market price may deviate from the value of the Fund’s underlying portfolio holdings, particularly in time of market stress, with the result that investors may pay more or receive less than the underlying value of the Fund shares bought or sold. The portfolio managers cannot predict whether Shares will trade below, at or above their net asset value because the Shares trade on the Exchange at market prices and not at net asset value. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related, but not identical, to the same forces influencing the prices of the holdings of the Fund trading individually or in the aggregate at any point in time. However, given that Shares can only be purchased and redeemed in Creation Units, and only to and from broker-dealers and large institutional investors that have entered into participation agreements (unlike shares of closed-end funds, which frequently trade at appreciable discounts from, and sometimes at premiums to, their net asset value), the portfolio managers believe that large discounts or premiums to the net asset value of Shares should not be sustained. During stressed market conditions, the market for the Fund’s Shares may become less liquid in response to deteriorating liquidity in the market for the Fund’s underlying portfolio holdings, which could in turn lead to differences between the market price of the Fund’s Shares and their net asset value. This can be reflected as a spread between the bid and ask prices for the Fund quoted during the day or a premium or discount in the closing price from the Fund’s NAV.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund, Adviser and Sub-Adviser seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address these risks.

Credit Risk. An issuer or other obligated party of a debt security may be unable or unwilling to make dividend, interest and/or principal payments when due. In addition, the value of a debt security may decline because of concerns about the issuer’s ability or unwillingness to make such payments.

Leverage Risk. The Fund seeks to achieve its investment objective by using the leverage inherent in futures contracts and through reverse repurchase agreement. This subjects the Fund to leverage risk. The Fund will lose more money in market environments adverse to its daily objective than a similar fund that does not employ such leverage. When the Fund enters into a transaction without investing an amount equal to the full economic exposure of the transaction, it creates leverage, which can result in the Fund losing more than it originally invested. For example, because the Fund may obtain up to 200% notional exposure to Bitcoin Futures Contracts, a single day decline in the price of bitcoin approaching 50% at any point in the day could result in the total loss of an investor’s investment, even if the price of Bitcoin Futures Contracts subsequently moves in an opposite direction, eliminating all or a portion of the earlier movement. Therefore, leveraged investments may magnify losses to the Fund and may magnify any differences between the performance of the Fund and the price of bitcoin. Even a small market movement may result in significant losses to the Fund. Leverage may also cause the Fund to be more volatile because it may exaggerate the effect of any increase or decrease in the value of the Fund’s investments. Additionally, the use of such leverage increases the risk of a total loss of an investor’s investment. Futures trading involves a degree of leverage and as a result, a relatively small price movement in futures instruments may result in immediate and substantial losses to the Fund. The Fund may at times be required to liquidate portfolio positions, including when it is not advantageous to do so, in order to comply with guidance from the SEC regarding asset segregation requirements to cover certain leveraged positions.

Reverse Repurchase Agreements Risk. The reverse repurchase agreements the Fund may enter into involve substantial risk. Reverse repurchase agreements are financing arrangements that involve sales by the Fund of portfolio securities concurrently with an agreement by the Fund to repurchase the same securities at a later date at a fixed price. The Fund will typically sell portfolio securities to financial institutions, such as banks and broker-dealers, and will then agree to repurchase them at a price which is higher than the original sale price. Because reverse repurchase agreements are a form of leverage, the use of reverse repurchase agreements may increase the Fund’s volatility and do not mitigate the Fund’s risk that the market value of the securities the Fund is obligated to repurchase under the agreement may decline below the repurchase price. The Fund incurs costs, including interest expenses, in connection with the opening and closing of reverse repurchase agreements that will be borne by the shareholders.

The Fund may enter into reverse repurchase agreements that are traded on an exchange, as well as reverse repurchase agreements that are traded over the counter. Over-the-counter (“OTC”) reverse repurchase agreements may be standardized or have customized features and may have limited or no liquidity. The Fund’s reverse repurchase agreements may be centrally cleared or settled bilaterally directly with a counterparty. The Fund incurs costs in connection with opening and closing reverse repurchase agreements.

The Fund’s use of reverse repurchase agreements exposes it to the risk that the counterparties will be unable or unwilling to make timely settlement payments or otherwise honor their obligations, this may result in losses to the Fund. Some reverse repurchase agreements can be closed only with the consent of the other party to the agreement. If the counterparty defaults, the Fund will still have contractual remedies but may not be able to, or may be significantly delayed in its ability to, enforce them. The Fund may invest in reverse repurchase agreements with a limited number of counterparties, or a single counterparty, and events affecting the creditworthiness of any of those counterparties may have a pronounced effect on the Fund. Because the contract for each reverse repurchase agreement is individually negotiated, the counterparty may interpret contractual terms differently than the Fund and, if it does, the Fund may decide not to pursue its claims against the counterparty to avoid incurring the cost and unpredictability of legal proceedings. The Fund, therefore, may be unable to obtain payments the Sub-Adviser believes are owed to it under reverse repurchase agreements, or those payments may be delayed or made only after the Fund has incurred the costs of litigation. In situations where the Fund is required to post collateral with a counterparty, the counterparty may fail to segregate the collateral or may commingle the collateral with the counterparty’s own assets. As a result, in the event of the counterparty’s bankruptcy or insolvency, the Fund’s collateral may be subject to the conflicting claims of the counterparty’s creditors, and the Fund may be exposed to the risk of being treated as a general unsecured creditor of the counterparty, rather than as the owner of the collateral. There can be no assurance that a counterparty will not default and that the Fund will not sustain a loss on a transaction as a result. The instances listed here may result in the Fund not being able to achieve its investment objective or meet the Asset Diversification Test as of a fiscal quarter end.

Additionally, although the Fund attempts to execute, clear and settle the transactions through entities the Sub-Adviser believe to be sound, there can be no assurance that a failure by any such entity will not lead to a loss to the Fund. The Fund’s investments in reverse repurchase agreements will be treated as “derivatives” in connection with the Fund’s compliance with Rule 18f-4. Pursuant to Rule 18f-4, the Fund has adopted and implemented a derivatives risk management program to govern its use of derivatives, and the Fund’s derivatives exposure (including its use of reverse repurchase agreements) is limited through a VaR test. Rule 18f-4 may restrict the Fund’s ability to enter into reverse repurchase agreements and/or increase the costs of such reverse repurchase agreements, which could adversely affect the value of the Fund’s investments and/or the performance of the Fund.

Market Maker Risk. If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of Shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s net asset value and the price at which the Shares are trading on the Exchange, which could result in a decrease in value of the Shares. In addition, decisions by market makers or authorized participants to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund’s portfolio securities and the Fund’s market price. This reduced effectiveness could result in Shares trading at a discount to net asset value and also in greater than normal intra-day bid-ask spreads for Shares.

New Fund Risk. As of the date of this prospectus, the Fund has no operating history and currently has fewer assets than larger funds. Like other new funds, large inflows and outflows may impact the Fund’s market exposure for limited periods of time. This impact may be positive or negative, depending on the direction of market movement during the period affected.

Non-Diversification Risk. The Fund is classified as “non-diversified” under the 1940 Act. As a result, the Fund is only limited as to the percentage of its assets which may be invested in the securities of any one issuer by the diversification requirements imposed by the Code. The Fund may invest a relatively high percentage of its assets in a limited number of issuers. As a result, the Fund may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly invested in certain issuers.

Trading Issues Risk. Trading in Fund Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Fund Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange’s “circuit breaker” rules. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged. The Fund may have difficulty maintaining its listing on the Exchange in the event the Fund’s assets are small, the Fund does not have enough shareholders, or if the Fund is unable to proceed with creation and/or redemption orders.

Early Close/Late Close/Trading Halt Risk. An exchange or market may close early, close late or issue trading halts on specific securities or Financial Instruments. As a result, the ability to trade certain securities or Financial Instruments may be restricted, which may disrupt the Fund’s creation and redemption process, potentially affect the price at which the Fund’s Shares trade in the secondary market, and/or result in the Fund being unable to trade certain securities or Financial Instruments at all. In these circumstances, the Fund may be unable to rebalance its portfolio, may be unable to accurately price its investments and/or may incur substantial trading losses. If trading in the Fund’s Shares is halted, investors may be temporarily unable to trade shares of the Fund.

Portfolio Turnover Risk. The Fund may incur high portfolio turnover to manage the Fund’s investment exposure. Additionally, active market trading of the Fund’s shares may cause more frequent creation or redemption activities that could, in certain circumstances, increase the number of portfolio transactions. High levels of portfolio transactions increase brokerage and other transaction costs and may result in increased taxable capital gains. Each of these factors could have a negative impact on the performance of the Fund.

Management of the Fund

The Fund is a series of Valkyrie ETF Trust II, an investment company registered under the 1940 Act. The Fund is treated as a separate fund with its own investment objectives and policies. The Trust is organized as a Delaware statutory trust. The Board is responsible for the overall management and direction of the Trust. The Board elects the Trust’s officers and approves all significant agreements, including those with the Adviser, custodian and fund administrative and accounting agent.

Investment Adviser

Valkyrie Funds LLC, 320 Seven Springs Way, Suite 250, Nashville, Tennessee 37027, serves as the Fund’s investment adviser pursuant to an investment management agreement (the “Investment Advisory Agreement”). In its capacity as Adviser, Valkyrie manages the Fund’s investments subject to the supervision of the Board. The Adviser also arranges for sub-advisory, transfer agency, custody, fund administration, distribution and all other services necessary for the Fund to operate. Further, the Adviser continuously reviews, supervises, and administers the Fund’s investment program. In particular, the Adviser provides investment and operational oversight of the Sub-Adviser.

Investment Sub-Adviser

Vident Advisory, LLC (d/b/a Vident Asset Management), 1125 Sanctuary Parkway, Suite 515, Alpharetta, Georgia 30009, serves as the Fund’s investment sub-adviser pursuant to an investment sub-advisory agreement (“Investment Sub-Advisory Agreement”). In this capacity, Vident is responsible for trading portfolio securities for the Fund, including selecting broker-dealers to execute purchase and sale transactions or in connection with any rebalancing, subject to the supervision of the Adviser and the Board. For its services, the Sub-Adviser is entitled to a fee paid by the Adviser. The Fund does not directly compensate the Sub-Adviser. The Sub-Adviser offers both high net worth individuals and institutional clients portfolio management services in a variety of alternative investment offerings, and is a registered investment adviser. As of December 31, 2023, the Sub-Adviser had approximately $8.91 billion in assets under management.

Portfolio Managers

Steven McClurg, Chief Investment Officer of Valkyrie. Steven McClurg has considerable finance and fintech experience. Most recently, Mr. McClurg founded Theseus Capital, a blockchain-powered asset management platform, followed by joining blockchain-focused merchant bank, Galaxy Digital, where he continued as Managing Director, building their asset management and public funds businesses. Most relevant, Mr. McClurg was a Managing Director at Guggenheim Partners, where he was a portfolio manager and responsible for portfolio construction and strategy for fixed income and private equity. He also has experience in leadership roles in technology companies such as Electronic Arts. Mr. McClurg holds an MS and an MBA from Pepperdine University, where he has served as an adjunct professor.

Rafael Zayas, CFA, Senior Vice President and Head of Portfolio Management and Trading of Vident. Mr. Zayas has over 15 years of trading and portfolio management experience in global equity products and ETFs. He is SVP, Head of Portfolio Management and Trading, specializing in managing and trading of developed, emerging, and frontier market portfolios. Prior to joining Vident, he was a Portfolio Manager at Russell Investments where he oversaw over $5 billion in quantitative strategies across global markets, including emerging, developed and frontier markets and listed alternatives. Before that, he was an equity Portfolio Manager at BNY Mellon Asset Management, where he was responsible for $150 million in internationally listed global equity ETFs and assisted in managing $3 billion of global ETF assets. Mr. Zayas holds a BS in Electrical Engineering from Cornell University. He also holds the Chartered Financial Analyst designation.

Ryan Dofflemeyer, Senior Portfolio Manager of Vident. Mr. Dofflemeyer has over 16 years of trading and portfolio management experience across various asset classes including both ETFs and mutual funds. He is Senior Portfolio Manager for Vident, specializing in managing and trading of global equity and multi-asset portfolios. Prior to joining Vident, he was a Senior Portfolio Manager at ProShares for over $3 billion in ETF assets across global equities, commodities and volatility strategies. Before that, he was a Research Analyst at the Investment Company Institute in Washington DC. Mr. Dofflemeyer holds a BA from the University of Virginia and an MBA from the University of Maryland.

Bill Cannon, Head of ETF Portfolio Management at Valkyrie, Prior to joining Valkyrie, Bill was a Managing Director at Guggenheim Partners Investment Management, where he was member of the insurance portfolio management division responsible for $80 billion of assets under management. Before that, Mr. Cannon worked at the Chicago Mercantile Exchange and the Chicago Board Options Exchange as a derivatives broker for equity index and interest rate futures and options. Mr. Cannon earned a BA in Chemistry from the University of Vermont and an MBA from the Quinlan School of Business at Loyola University Chicago.

Austin Wen, Portfolio Manager of Vident, Mr. Wen has eight years of investment management experience. He is a Portfolio Manager at Vident Investment Advisory, specializing in portfolio management and trading of equity portfolios and commodities-based portfolios, as well as risk monitoring and investment analysis. Previously, he was an analyst for Vident Financial, working on the development and review of investment solutions. He began his career as a State Examiner for the Georgia Department of Banking and Finance. Mr. Wen obtained a BA in Finance from the University of Georgia and holds the Chartered Financial Analyst designation.

For additional information concerning Valkyrie, including a description of the services provided to the Fund, please see the Fund’s statement of additional information. Additional information regarding the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of Shares may also be found in the statement of additional information.

Management of the Subsidiary

The Subsidiary is a wholly-owned subsidiary of the Fund. The Subsidiary is organized under the laws of the Cayman Islands and overseen by its own board of directors. The Fund is the sole shareholder of the Subsidiary, and it is currently expected that shares of the Subsidiary will not be sold or offered to other investors. The Fund and the Subsidiary in the aggregate are managed to comply with the compliance policies and procedures of the Fund. As a result, in managing the Fund’s and the Subsidiary’s portfolios, the Sub-Adviser will comply with the investment policies and restrictions that apply to the management of the Fund and the Subsidiary (on a consolidated basis), and, in particular, to the requirements relating to leverage, liquidity, brokerage, capital structure and the timing and method of the valuation of the Fund’s and the Subsidiary’s portfolio investments. The Trust’s Chief Compliance Officer oversees implementation of the Subsidiary’s policies and procedures and makes periodic reports to the Trust’s Board of Trustees regarding the Subsidiary’s compliance with its policies and procedures. Valkyrie serves as the investment advisor of the Subsidiary and oversees Vident, who act as a sub-adviser for the Subsidiary, management of the investments of the Subsidiary’s assets on a discretionary basis. The Subsidiary does not pay Valkyrie or Vident a management fee for its services. The Subsidiary has also entered into separate contracts for the provision of custody, transfer agency and audit services. U.S. Bank National Association serves as the custodian to the Subsidiary. The Subsidiary will comply with the provisions relating to affiliated transactions and custody set forth in Section 17 of the 1940 Act.

Management Fee

Pursuant to the Investment Advisory Agreement between Valkyrie and the Trust, on behalf of the Fund Valkyrie oversees Vident management of the Fund’s assets and pays Vident for their services as the Sub-Adviser. Valkyrie is paid an annual management fee of ___% of the Fund’s average daily net assets and is responsible for the Fund’s and the Subsidiary’s expenses, including the cost of transfer agency, custody, fund administration, legal, audit and other services, but excluding fee payments under the Investment Management Agreement, interest, taxes, acquired fund fees and expenses, if any, brokerage commissions and other expenses connected with the execution of portfolio transactions, distribution and service fees pursuant to a Rule 12b-1 plan, if any, and extraordinary expenses.

A discussion regarding the basis for the Board’s approval of the Investment Advisory Agreement and Investment Sub-Advisory Agreement on behalf of the Fund will be available in the Fund’s Semi-Annual Report to shareholders for the fiscal period ended March 31, 2023.

How to Buy and Sell Shares

The Fund will issue or redeem its Shares at net asset value per Share only in Creation Units. Most investors will buy and sell Shares in secondary market transactions through brokers. Shares will be listed for trading on the secondary market on the Exchange. Shares can be bought and sold throughout the trading day like other publicly traded shares. Share prices are reported in dollars and cents per Share. There is no minimum investment. When buying or selling Shares through a broker, you will incur customary brokerage commissions and charges, and you may pay some or all of the spread between the bid and the offered price in the secondary market on each leg of a round trip (purchase and sale) transaction. Because Shares trade at market price rather than net asset value, an investor may pay more than net asset value when purchasing Shares and receive less than net asset value when selling Shares.

APs may acquire Shares directly from the Fund, and APs may tender their Shares for redemption directly to the Fund, at net asset value per Share only in Creation Units or Creation Unit Aggregations, and in accordance with the procedures described in the SAI.

Book Entry

Shares are held in book-entry form, which means that no stock certificates are issued. The Depository Trust Company (“DTC”) or its nominee is the record owner of all outstanding Shares and is recognized as the owner of all Shares for all purposes.

Investors owning Shares are beneficial owners as shown on the records of DTC or its participants. DTC serves as the securities depository for all Shares. Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other institutions that directly or indirectly maintain a custodial relationship with DTC. As a beneficial owner of Shares, you are not entitled to receive physical delivery of stock certificates or to have Shares registered in your name, and you are not considered a registered owner of Shares. Therefore, to exercise any right as an owner of Shares, you must rely upon the procedures of DTC and its participants. These procedures are the same as those that apply to any other stocks that you hold in book entry or “street name” form.

Share Trading Prices

The trading prices of Shares on the Exchange may differ from the Fund’s daily net asset value. Market forces of supply and demand, economic conditions and other factors may affect the trading prices of Shares.

The approximate value of Shares, an amount representing on a per Share basis the sum of the current market price of the securities held by the Fund, will be disseminated every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association. This approximate value should not be viewed as a “real-time” update of the net asset value per Share of the Fund because the approximate value may not be calculated in the same manner as the net asset value, which is computed once a day, generally at the end of the business day. The Fund is not involved in, or responsible for, the calculation or dissemination of the approximate value and the Fund does not make any warranty as to its accuracy.

Frequent Purchases and Redemptions of Shares

Shares may be purchased and redeemed directly from the Fund only in Creation Units by APs that have entered into agreements with the Fund’s distributor. The vast majority of trading in Shares occurs on the secondary market and does not involve the Fund directly. Cash trades on the secondary market are unlikely to cause many of the harmful effects of frequent purchases and/or redemptions of Shares. Cash purchases and/or redemptions of Creation Units, however, can result in disruption of portfolio management, dilution to the Fund and increased transaction costs, which could negatively impact the Fund’s ability to achieve its investment objectives, and may lead to the realization of capital gains. These consequences may increase as the frequency of cash purchases and redemptions of Creation Units by APs increases. However, direct trading by APs is critical to ensuring that Shares trade at or close to net asset value.

To minimize these potential consequences of frequent purchases and redemptions of Shares, the Fund imposes transaction fees on purchases and redemptions of Creation Units to cover the custodial and other costs the Fund incurs in effecting trades. In addition, the Fund reserves the right to not accept orders from APs that Valkyrie has determined may be disruptive to the management of the Fund or otherwise are not in the best interests of the Fund. In making such determination, the Adviser will consider the effect of such action on the functioning of the arbitrage mechanism of the Fund. For these reasons, the Board has not adopted policies and procedures with respect to frequent purchases and redemptions of Shares.

Dividends, Distributions and Taxes

Ordinarily, dividends from net investment income, if any, are declared and paid at least annually by the Fund. The Fund distributes its net realized capital gains, if any, to shareholders annually.

Distributions in cash may be reinvested automatically in additional whole Shares only if the broker through whom you purchased Shares makes such option available.

Taxes

This section summarizes some of the main U.S. federal income tax consequences of owning shares of the Fund. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Fund. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, counsel to the Fund was not asked to review, and has not reached a conclusion with respect to, the federal income tax treatment of the assets to be included in the Fund. This may not be sufficient for you to use as the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

The Fund intends to continue to qualify as a “regulated investment company” under the federal tax laws. If the Fund qualifies as a regulated investment company and distributes its income as required by the tax law, the Fund generally will not pay federal income taxes.

As with any investment, you should consider how your investment in Shares will be taxed. The tax information in this prospectus is provided as general information. You should consult your own tax professional about the tax consequences of an investment in Shares.

Unless your investment in Shares is made through a tax-exempt entity or tax-deferred retirement account, such as an IRA plan, you need to be aware of the possible tax consequences when:

●	Your Fund makes distributions,

●	You sell your Shares listed on the Exchange, and

●	You purchase or redeem Creation Units.

Taxes on Distributions

The Fund’s distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the distributions of the Fund into two categories, ordinary income distributions and capital gain dividends. Ordinary income distributions are generally taxed at your ordinary tax rate; however, as further discussed below, certain ordinary income distributions received from the Fund may be taxed at the capital gains tax rates. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your Shares. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Fund may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you; however, such distributions may reduce your tax basis in your Shares, which could result in you having to pay higher taxes in the future when Shares are sold, even if you sell the Shares at a loss from your original investment. The tax status of your distributions from the Fund is not affected by whether you reinvest your distributions in additional Shares or receive them in cash. The income from the Fund that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Income from the Fund may also be subject to a 3.8% “Medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

A corporation that owns Shares generally will not be entitled to the dividends received deduction with respect to many dividends received from the Fund because the dividends received deduction is generally not available for distributions from regulated investment companies.

If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable incomes below certain thresholds). Capital gains may also be subject to the Medicare tax described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one yearend is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Shares to determine your holding period. However, if you receive a capital gain dividend from the Fund and sell your Shares at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Code treats certain capital gains as ordinary income in special situations.

An election may be available to Shareholders to defer recognition of the gain attributable to a capital gain dividend if they make certain qualifying investments within a limited time. Shareholders should talk to their tax advisor about the availability of this deferral election and its requirements.

Ordinary income dividends received by an individual shareholder from a regulated investment company such as the Fund are generally taxed at higher rates than capital gains. The Fund will provide notice to its shareholders of the amount of any distribution which must be taken into account as a dividend which is to ordinary income tax rates.

Taxes on Exchange Listed Shares

If you sell or redeem your Shares, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Shares from the amount you receive in the transaction. Your tax basis in your Shares is generally equal to the cost of your Shares, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Shares.

Taxes and Purchases and Redemptions of Creation Units

If you exchange securities for Creation Units, you will generally recognize a gain or a loss. The gain or loss will be equal to the difference between the market value of the Creation Units at the time and your aggregate basis in the securities surrendered and the cash component paid. If you exchange Creation Units for securities, you will generally recognize a gain or loss equal to the difference between your basis in the Creation Units and the aggregate market value of the securities received and any cash redemption amount. The Internal Revenue Service, however, may assert that a loss realized upon an exchange of securities for Creation Units or Creation Units for securities cannot be deducted currently under the rules governing “wash sales,” or on the basis that there has been no significant change in economic position.

Treatment of Fund Expenses

Expenses incurred and deducted by the Fund will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Fund expenses as income. You may not be able to take a deduction for some or all of these expenses, even if the cash you receive is reduced by such expenses.

Backup Withholding

The Fund may be required to withhold U.S. federal income tax (“backup withholding”) from dividends and capital gains distributions paid to Shareholders. Federal tax will be withheld if (1) the Shareholder fails to furnish the Fund with the Shareholder’s correct taxpayer identification number or social security number, (2) the IRS notifies the Shareholder or the Fund that the shareholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect, or (3) when required to do so, the Shareholder fails to certify to the Fund that he or she is not subject to backup withholding. The current backup withholding rate is 24%. Any amounts withheld under the backup withholding rules may be credited against the Shareholder’s U.S. federal income tax liability.

Non-U.S. Investors

If you are a non-U.S. investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Fund will generally be characterized as dividends for U.S. federal income tax purposes (other than dividends which the Fund properly reports as capital gain dividends) and will be subject to U.S. federal income taxes, including withholding taxes, subject to certain exceptions described below.

However, distributions received by a non-U.S. investor from the Fund that are properly reported by the Fund as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Fund makes certain elections and certain other conditions are met. Distributions from the Fund that are properly reported by the Fund as an interest-related dividend attributable to certain interest income received by the Fund or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Fund may not be subject to U.S. federal income taxes, including withholding taxes when received by certain non-U.S. investors, provided that the Fund makes certain elections and certain other conditions are met.

Distributions to, and gross proceeds from dispositions of Shares by, (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners may be subject to a U.S. withholding tax of 30%. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

The foregoing discussion summarizes some of the possible consequences under current federal tax law of an investment in the Fund. It is not a substitute for personal tax advice. You also may be subject to state and local taxes on Fund distributions and sales of Shares.

Consult your personal tax advisor about the potential tax consequences of an investment in Shares under all applicable tax laws. See “Distributions and Taxes” in the statement of additional information for more information.

Investments in the Subsidiary

One of the requirements for qualification as a RIC is that the Fund must derive at least 90% of its gross income for each taxable year from “qualifying income.” Qualifying income includes dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies.

The Fund intends to treat any income it may derive from the futures contracts received by the Subsidiary as “qualifying income” under the provisions of the Internal Revenue Code of 1986, as amended, applicable to RICs. The IRS had issued numerous PLRs provided to third parties not associated with the Fund or its affiliates (which only those parties may rely on as precedent) concluding that similar arrangements resulted in qualifying income. Many of such PLRs have now been revoked by the Internal Revenue Service. In March of 2019, the Internal Revenue Service published Regulations that concluded that income from a corporation similar to the Subsidiary would be qualifying income, if the income is related to the Fund’s business of investing in stocks or securities. Although the Regulations do not require distributions from the Subsidiary, the Fund intends to cause the Subsidiary to make distributions that would allow the Fund to make timely distributions to its shareholders.

If the Fund did not qualify as a RIC for any taxable year and certain relief provisions were not available, the Fund’s taxable income would be subject to tax at the Fund level and to a further tax at the shareholder level when such income is distributed. In such event, in order to re-qualify for taxation as a RIC, the Fund might be required to recognize unrealized gains, pay substantial taxes and interest and make certain distributions. This would cause investors to incur higher tax liabilities than they otherwise would have incurred and would have a negative impact on Fund returns. In such event, the Fund’s Board of Trustees may determine to reorganize or close the Fund or materially change the Fund’s investment objective and strategies.

The Subsidiary intends to conduct its affairs in a manner such that it will not be subject to U.S. federal income tax. It will, however, be considered a controlled foreign corporation, and the Fund will be required to include as income annually amounts earned by the Subsidiary during that year, whether or not distributed by the Subsidiary. Furthermore, the Fund will be subject to the RIC qualification distribution requirements with respect to the Subsidiary’s income, whether or not the Subsidiary makes a distribution to the Fund during the taxable year and thus the Fund may not have sufficient cash on hand to make such distribution.

Changes in the laws of the United States and/or the Cayman Islands, under which the Fund and the Subsidiary is organized, respectively, could result in the inability of the Fund and/or the Subsidiary to operate as described in this prospectus and could negatively affect the Fund and its shareholders. For example, Cayman Islands law does not currently impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax on the Subsidiary. If Cayman Islands law changes such that the Subsidiary must pay Cayman Islands governmental authority taxes, the Fund’s shareholders would likely suffer decreased investment returns. There remains a risk that the tax treatment of swap agreements and other derivative instruments, such as commodity-linked notes, swap agreements, commodity options, futures and options on futures, may be affected by future regulatory or legislative changes that could affect the character, timing and/or amount of the Fund’s taxable income or gains and distributions.

Distributor

ALPS Distributors, Inc. (the “Distributor”) serves as the distributor of Creation Units for the Fund on an agency basis. The Distributor does not maintain a secondary market in Shares.

Net Asset Value

The Fund’s net asset value is determined as of the close of trading (normally 4:00 p.m., Eastern time) on each day the New York Stock Exchange is open for business. Net asset value is calculated for the Fund by taking the market price of the Fund’s total assets, including interest or dividends accrued but not yet collected, less all liabilities, and dividing such amount by the total number of Shares outstanding. The result, rounded to the nearest cent, is the net asset value per Share. All valuations are subject to review by the Trust’s Board or its delegate.

The Fund’s investments are valued daily in accordance with valuation procedures adopted by the Board, and in accordance with provisions of the 1940 Act. Certain securities in which the Fund may invest are not listed on any securities exchange or board of trade. Such securities are typically bought and sold by institutional investors in individually negotiated private transactions that function in many respects like an over-the-counter secondary market, although typically no formal market makers exist. Certain securities, particularly debt securities, have few or no trades, or trade infrequently, and information regarding a specific security may not be widely available or may be incomplete. Accordingly, determinations of the fair value of debt securities may be based on infrequent and dated information. Because there is less reliable, objective data available, elements of judgment may play a greater role in valuation of debt securities than for other types of securities. Typically, debt securities are valued using information provided by a third-party pricing service. The third-party pricing service primarily uses broker quotes to value the securities.

The Fund’s investments will be valued daily at market value or, in the absence of market value with respect to any investment, at fair value in accordance with valuation procedures adopted by the Board and in accordance with the 1940 Act. Market value prices represent last sale or official closing prices from a national or foreign exchange (i.e., a regulated market) and are primarily obtained from third-party pricing services.

In calculating the NAV of the Fund, bitcoin futures contracts traded on a U.S. exchange are valued using the last traded price before the NAV calculation time on the date with respect to which the NAV is being determined. If a bitcoin futures contract traded on a U.S. exchange could not be liquidated on such day, due to the operation of daily limits or other rules of the exchange upon which that position is traded or otherwise, the Adviser may, subject to the policies approved by the Board, choose to determine a fair value price as the basis for determining the market value of such position for such day. Such fair value prices would generally be determined based on available inputs about the current value of the bitcoin futures contracts and would be based on principles that the Adviser deems fair and equitable so long as such principles are consistent with normal industry standards.

Certain securities may not be able to be priced by pre-established pricing methods. Such securities may be valued by the Board or its delegate at fair value. The use of fair value pricing by the Fund is governed by valuation procedures adopted by the Board and in accordance with the provisions of the 1940 Act. These securities generally include, but are not limited to, certain restricted securities (securities which may not be publicly sold without registration under the Securities Act of 1933, as amended (the “Securities Act”)) for which a pricing service is unable to provide a market price; securities whose trading has been formally suspended; a security whose market price is not available from a pre-established pricing source; a security with respect to which an event has occurred that is likely to materially affect the value of the security after the market has closed but before the calculation of the Fund’s net asset value or make it difficult or impossible to obtain a reliable market quotation; and a security whose price, as provided by the pricing service, does not reflect the security’s “fair value.” As a general principle, the current “fair value” of a security would appear to be the amount which the owner might reasonably expect to receive for the security upon its current sale. The use of fair value prices by the Fund generally results in the prices used by the Fund that may differ from current market quotations or official closing prices on the applicable exchange. A variety of factors may be considered in determining the fair value of such securities. Valuing the Fund’s securities using fair value pricing will result in using prices for those securities that may differ from current market valuations.

Even when market quotations are available for portfolio securities, they may be stale or unreliable because the security is not traded frequently, trading on the security ceased before the close of the trading market or issuer-specific events occurred after the security ceased trading or because of the passage of time between the close of the market on which the security trades and the close of the Exchange and when the Fund calculates its net asset value. Events that may cause the last market quotation to be unreliable include a merger or insolvency, events which affect a geographical area or an industry segment, such as political events or natural disasters, or market events, such as a significant movement in the U.S. market. Where market quotations are not readily available, including where the Adviser determines that the closing price of the security is unreliable, the Adviser will value the security at fair value in good faith using procedures approved by the Board. Fair value pricing involves subjective judgments, and it is possible that a fair value determination for a security is materially different than the value that could be realized upon the sale of the security.

For more information about how the Fund’s net asset value is determined, please see the section in the statement of information entitled “Determination of Net Asset Value.”

Fund Service Providers

U.S. Bancorp Fund Services LLC is the administrator and transfer agent for the Trust. U.S. Bank, N.A. serves as the custodian for the Trust.

Chapman and Cutler LLP, 320 South Canal Street, Chicago, Illinois 60606, serves as legal counsel to the Trust.

Cohen  & Company, Ltd., 342 North Water Street, Suite 830, Milwaukee, Wisconsin 53202, serves as the Fund’s independent registered public accounting firm and is responsible for auditing the annual financial statements of the Fund.

Financial Highlights

The Fund is new and has no performance history as of the date of this prospectus. Financial information therefore is not available.

Premium/Discount Information

The market prices of the Shares generally will fluctuate in accordance with changes in net asset value, as well as the relative supply of and demand for Shares on the Exchange. Valkyrie cannot predict whether the Shares will trade below, at or above their net asset value. The approximate value of the Shares, which is an amount representing on a per Share basis the sum of the current market price of the securities held by the Fund, will be disseminated every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association. This approximate value should not be viewed as a “real-time” update of the net asset value per Share of the Fund because the approximate value may not be calculated in the same manner as the net asset value, which is computed once a day, generally at the end of the business day. The Fund is not involved with, or responsible for, the calculation or dissemination of the approximate value, and the Fund does not make any warranty as to its accuracy.

Information showing the number of days the market price of the Fund’s Shares was greater (at a premium) and less (at a discount) than the Fund’s net asset value for the most recently completed calendar year, and the most recently completed calendar quarters since that year (or the life of the Fund, if shorter), is available at www.valkyrie-funds.com.

Investments by Other Investment Companies

Section 12(d)(1) of the 1940 Act restricts investments by investment companies in the securities of other investment companies. Registered investment companies are permitted to invest in the Fund beyond the limits set forth in Section 12(d)(1), subject to certain SEC rules, including Rule 12d1-4. Rule 12d1-4 allows, subject to certain conditions, the Fund to invest in other registered investment companies and other registered investment companies to invest in the Fund beyond the limits contained in Section 12(d)(1) of the 1940 Act. In order for a registered investment company to invest in shares of the Fund beyond the limitations of Section 12(d)(1), the registered investment company must enter into an agreement with the Trust and comply with certain terms and conditions set forth in Rule 12d1-4.

VALKYRIE BITCOIN FUTURES LEVERAGED STRATEGY ETF

For more detailed information on the Fund, several additional sources of information are available to you. The Statement of Additional Information, incorporated by reference into this Prospectus, contains detailed information on the Fund’s policies and operation. Additional information about the Fund’s investments is available in the annual and semi-annual reports to shareholders. In the Fund’s annual reports, you will find a discussion of the market conditions and investment strategies that significantly impacted the Fund’s performance during the last fiscal year. The Fund’s most recent Statement of Additional Information, annual or semi-annual reports and certain other information are available free of charge by calling the Fund at 1-800-617-0004,on the Fund’s website at www.valkyrie-funds.com or through your financial advisor. Shareholders may call the toll-free number above with any inquiries.

You may obtain this and other information regarding the Fund, including the Statement of Additional Information and Codes of Ethics adopted by the Adviser, Distributor and the Trust, directly from the Securities and Exchange Commission (the “SEC”). Information on the SEC’s website is free of charge. Visit the SEC’s on-line EDGAR database at http://www.sec.gov. You may also request information regarding the Fund by sending an electronic request to publicinfo@sec.gov.

Valkyrie Funds LLC 320 Seven Springs Way, Suite 250 Nashville, TN 37027 1-800-617-0004 www.valkyrie-funds.com	SEC File #: 333-258722 811-23725

The information in this Statement of Additional Information is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Statement of Additional Information is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

Preliminary Statement of Additional Information

Dated February 7, 2024

Subject to Completion

Statement of Additional Information

VALKYRIE ETF TRUST II

Investment Company Act File No. 811-23725

	Ticker Symbol	Exchange
Valkyrie Bitcoin Leveraged Strategy ETF (formerly Valkyrie Bitcoin Strategy ETF)	BTFX	Nasdaq

Dated February [   ], 2024

This Statement of Additional Information (“SAI”) is not a prospectus. It should be read in conjunction with the prospectus dated February [   ], 2024, as it may be revised from time to time (the “Prospectus”), for the Valkyrie Bitcoin Leveraged Strategy ETF (the “Fund”), a series of the Valkyrie ETF Trust II (the “Trust”). Capitalized terms used herein that are not defined have the same meanings as in the Prospectus, unless otherwise noted. A copy of the Prospectus may be obtained without charge by writing to the Trust’s distributor, ALPS Distributors, Inc., at 1290 Broadway, Suite 1000, Denver, Colorado 80203, or by calling toll free at (888) 474-7725.

GENERAL DESCRIPTION OF THE TRUST AND THE FUND

The Trust is a Delaware statutory trust organized on December 11, 2020. The Trust is an open-end management investment company, registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Trust currently offers shares of 3 separate series, representing separate portfolios of investments. This SAI relates solely to the Fund, which is non-diversified.

The Fund is advised by Valkyrie Funds LLC (the “Adviser” or “Valkyrie”). Vident Advisory, LLC (d/b/a Vident Asset Management) (“Vident” or the “Sub-Adviser”) serves as investment sub-adviser to the Fund.

The Fund is “leveraged”, meaning it is designed to seek daily investment results, before fees and expenses, that correspond to the performance of a multiple (2x) of the daily performance of the S&P CME Bitcoin Futures Index Excess Return (the “Index”) for a single day, not for any other period. A “single day” is measured from the time the Fund calculates its NAV to the time of the Fund’s next NAV calculation. It is the policy of the Fund to pursue its investment objective regardless of market conditions, to attempt to remain nearly fully invested, and to not take defensive positions.

The shares of the Fund (“Shares”) list and principally trade on Nasdaq Stock Market LLC (“Nasdaq” or the “Exchange”). The Shares will trade on the Exchange at market prices that may be below, at or above net asset value (“NAV”). ETFs, such as the Fund, do not sell or redeem individual shares of the Fund. Instead, the Fund offers, issues and redeems Shares at NAV only in aggregations of a specified number of Shares (each a “Creation Unit”). Financial entities known as “authorized participants” or “APs” (which are discussed in greater detail below) have contractual arrangements with the Fund or the Distributor to purchase and redeem Shares directly with the Fund in Creation Units in exchange for the securities comprising the Fund and/or cash, or some combination thereof. An authorized participant that purchases a Creation Unit of Shares deposits with the Fund a “basket” of securities, cash and/or other assets identified by the Fund that day, and then receives the Creation Unit of Shares in return for those assets. The redemption process is the reverse of the purchase process: the authorized participant redeems a Creation Unit of Shares for a basket of securities and/or other assets. The basket is generally representative of the Fund’s portfolio, and together with a cash balancing amount, it is equal to the NAV of the Shares comprising the Creation Unit. Pursuant to Rule 6c-11 of the 1940 Act, the Fund may utilize baskets that are not representative of the Fund’s portfolio. Such “custom baskets” are discussed in the section entitled “Creations and Redemptions of Creation Units.” Transaction fees and other costs associated with creations or redemptions that include cash may be higher than the transaction fees and other costs associated with in-kind creations or redemptions. In all cases, conditions with respect to creations and redemptions of shares and fees will be limited in accordance with the requirements of SEC rules and regulations applicable to management investment companies offering redeemable securities.

The Fund is a separate series of the Trust, and each Share represents an equal proportionate interest in the Fund. All consideration received by the Trust for Shares and all assets of the Fund belong solely to the Fund and would be subject to liabilities related thereto. The Board of Trustees of the Trust (the “Board of Trustees” or the “Trustees”) has the right to establish additional series in the future, to determine the preferences, voting powers, rights and privileges thereof and to modify such preferences, voting powers, rights and privileges without shareholder approval. Shares of any series may also be divided into one or more classes at the discretion of the Trustees. The Trust or any series or class thereof may be terminated at any time by the Board of Trustees upon written notice to the shareholders.

EXCHANGE LISTING AND TRADING

The Exchange may, but is not required to, remove the Shares of the Fund from listing if: (1) following the initial twelve-month period beginning upon the commencement of trading of the Fund, there are fewer than 50 beneficial holders of the Shares; (2) the Exchange becomes aware that the Fund is no longer eligible to operate in reliance on Rule 6c-11 under the 1940 Act; (3) the Fund no longer complies with certain listing exchange rules; or (4) such other event shall occur or condition exists that, in the opinion of the Exchange, makes further dealings on the Exchange inadvisable. In addition, the Exchange will remove the Shares of the Fund from listing and trading upon termination of the Trust or the Fund.

As in the case of other stocks traded on the Exchange, brokers’ commissions on transactions will be based on negotiated commission rates at customary levels.

The Fund reserves the right to adjust the price levels of Shares in the future to help maintain convenient trading ranges for investors. Any adjustments would be accomplished through stock splits or reverse stock splits, which would have no effect on the net assets of the Fund.

The Fund is required by the Exchange to comply with certain listing standards (which includes certain investment parameters) in order to maintain its listing on the Exchange. Compliance with these listing standards may compel the Fund to sell securities at an inopportune time or for a price other than the security’s then-current market value. The sale of securities in such circumstances could limit the Fund’s profit or require the Fund to incur a loss, and as a result, the Fund’s performance could be impacted.

INVESTMENT OBJECTIVE AND POLICIES

The Prospectus describes the investment objective and certain policies of the Fund. The following supplements the information contained in the Prospectus concerning the investment objective and policies of the Fund.

The Fund is subject to the following fundamental policies, which may not be changed without approval of the holders of a majority of the outstanding voting securities (as such term is defined in the 1940 Act) of the Fund:

(1)	The Fund may not issue senior securities, except as permitted under the 1940 Act.

(2)	The Fund may not borrow money, except as permitted under the 1940 Act.

(3)	The Fund will not underwrite the securities of other issuers except to the extent the Fund may be considered an underwriter under the 1933 Act in connection with the purchase and sale of portfolio securities.

(4)	The Fund will not purchase or sell real estate or interests therein, unless acquired as a result of ownership of securities or other instruments (but this shall not prohibit the Fund from purchasing or selling securities or other instruments backed by real estate or of issuers engaged in real estate activities).

(5)	The Fund may not make loans, except as permitted under the 1940 Act and exemptive orders granted thereunder.

(6)	The Fund may not purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the Fund from purchasing or selling options, futures contracts, forward contracts or other derivative instruments, or from investing in securities or other instruments backed by physical commodities).

(7)	The Fund will not concentrate (i.e., hold more than 25% of its assets in the stocks of a single industry or group of industries) its investments in issuers of one or more particular industries, except that the Fund may invest more than 25% of its total assets in investments that provide exposure to bitcoin and/or bitcoin futures contracts. This restriction does not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, or securities of other investment companies.

For purposes of applying restriction (1) above, under the 1940 Act as currently in effect, the Fund is not permitted to issue senior securities, except that the Fund may borrow from any bank if immediately after such borrowing the value of the Fund’s total assets is at least 300% of the principal amount of all of the Fund’s borrowings (i.e., the principal amount of the borrowings may not exceed 33 1/3% of the Fund’s total assets). In the event that such asset coverage shall at any time fall below 300% the Fund shall, within three days thereafter (not including Sundays and holidays), reduce the amount of its borrowings to an extent that the asset coverage of such borrowings shall be at least 300%. The fundamental investment limitations set forth above limit the Fund’s ability to engage in certain investment practices and purchase securities or other instruments to the extent permitted by, or consistent with, applicable law. As such, these limitations will change as the statute, rules, regulations or orders (or, if applicable, interpretations) change, and no shareholder vote will be required or sought.

Except for restriction (2), if a percentage restriction is adhered to at the time of investment, a later increase in percentage resulting from a change in market value of the investment or the total assets will not constitute a violation of that restriction. With respect to restriction (2), if the limitations are exceeded as a result of a change in market value then the Fund will reduce the amount of borrowings within three days thereafter to the extent necessary to comply with the limitations (not including Sundays and holidays).

For purposes of applying restriction (5) above, the Fund may not make loans to other persons, except through (i) the purchase of debt securities permissible under the Fund’s investment policies, (ii) repurchase agreements, or (iii) the lending of portfolio securities, provided that no such loan of portfolio securities may be made by the Fund if, as a result, the aggregate of such loans would exceed 33-1/3% of the value of the Fund’s total assets.

The foregoing fundamental policies of the Fund may not be changed without the affirmative vote of the majority of the outstanding voting securities of the Fund. The 1940 Act defines a majority vote as the vote of the lesser of (i) 67% or more of the voting securities represented at a meeting at which more than 50% of the outstanding securities are represented; or (ii) more than 50% of the outstanding voting securities. With respect to the submission of a change in an investment policy to the holders of outstanding voting securities of the Fund, such matter shall be deemed to have been effectively acted upon with respect to the Fund if a majority of the outstanding voting securities of the Fund vote for the approval of such matter, notwithstanding that such matter has not been approved by the holders of a majority of the outstanding voting securities of any other series of the Trust affected by such matter.

In addition to the foregoing fundamental policies, the Fund is also subject to strategies and policies discussed herein which, unless otherwise noted, are non-fundamental policies and may be changed by the Board of Trustees. The Fund’s investment objective is a non-fundamental policy that the Board may change without approval by shareholders upon 60 days’ prior written notice to shareholders.

INVESTMENT STRATEGIES

The following information supplements the discussion of the Fund’s investment objective, policies and strategies that appear in the Fund’s Prospectus.

An investment in the Fund also should be made with an understanding of the risks inherent in an investment in futures contracts, securities and other assets, including the risk that the financial condition of issuers may become impaired or that the general condition of the market may deteriorate (either of which may cause a decrease in the value of the Fund’s portfolio holdings and thus in the value of Shares). The Fund’s portfolio holdings are susceptible to general market fluctuations and to volatile increases and decreases in value as market confidence and investor emotions and perceptions change. Investor perceptions are based on various and unpredictable factors, including expectations regarding governmental, economic, monetary and fiscal policies, inflation and interest rates, weather and climate conditions, economic expansion or contraction, and global or regional political, economic or banking crises.

Types of Investments

Cayman Subsidiary. The Fund may invest a portion of its total assets in the Subsidiary. The Subsidiary may invest in Futures Instruments as described under “Futures Instruments” below. Only the Subsidiary, not the Fund, may invest in commodities. Because the Fund may invest a substantial portion of its assets in the Subsidiary, which may hold certain of the investments described in the Prospectus and this SAI, the Fund may be considered to be investing indirectly in those investments through the Subsidiary. Therefore, except as otherwise noted, for purposes of this disclosure, references to the Fund’s investments may also be deemed to include the Fund’s indirect investments through the Subsidiary.

The Subsidiary is not registered under the 1940 Act and is not directly subject to its investor protections, except as noted in the Prospectus or this SAI. However, the Subsidiary is wholly-owned and controlled by the Fund and is advised by Valkyrie and sub- advised by Vident. The Trust’s Board of Trustees has oversight responsibility for the investment activities of the Fund, including its investment in the Subsidiary, and the Fund’s role as the sole shareholder of the Subsidiary. Valkyrie receives no additional compensation for managing the assets of the Subsidiary. The Subsidiary will also enter into separate contracts for the provision of custody, transfer agency, and accounting agent services with the same service providers or with affiliates of the same service providers that provide those services to the Fund.

Changes in the laws of the United States (where the Fund is organized) and/or the Cayman Islands (where the Subsidiary is incorporated) could prevent the Fund and/or the Subsidiary from operating as described in the Prospectus and this SAI and could negatively affect the Fund and its shareholders. For example, the Cayman Islands currently does not impose certain taxes on the Subsidiary, including income and capital gains tax, among others. If Cayman Islands laws were changed to require the Subsidiary to pay Cayman Islands taxes, the investment returns of the Fund would likely decrease.

The financial statements of the Subsidiary will be consolidated with the Fund’s financial statements in the Fund’s Annual and Semi-Annual Reports.

Fixed Income Investments and Cash Equivalents. Fixed income Investments and cash equivalents held by the Fund may include, without limitation, the types of investments set forth below.

(1) The Fund may invest in U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest, which are either issued or guaranteed by the U.S. Treasury or by U.S. government agencies or instrumentalities. U.S. government securities include securities that are issued or guaranteed by the United States Treasury, by various agencies of the U.S. government, or by various instrumentalities that have been established or sponsored by the U.S. government. U.S. Treasury securities are backed by the “full faith and credit” of the United States. Securities issued or guaranteed by federal agencies and U.S. government-sponsored instrumentalities may or may not be backed by the full faith and credit of the United States. Some of the U.S. government agencies that issue or guarantee securities include the Export-Import Bank of the United States, the Farmers Home Administration, the Federal Housing Administration, the Maritime Administration, the Small Business Administration and the Tennessee Valley Authority. An instrumentality of the U.S. government is a government agency organized under federal charter with government supervision. Instrumentalities issuing or guaranteeing securities include, among others, the Federal Home Loan Banks, the Federal Land Banks, the Central Bank for Cooperatives, Federal Intermediate Credit Banks and Federal National Mortgage Association (“FNMA”). In the case of those U.S. government securities not backed by the full faith and credit of the United States, the investor must look principally to the agency or instrumentality issuing or guaranteeing the security for ultimate repayment, and may not be able to assert a claim against the United States itself in the event that the agency or instrumentality does not meet its commitment. The U.S. government, its agencies and instrumentalities do not guarantee the market value of their securities, and consequently, the value of such securities may fluctuate.

(2) The Fund may invest in certificates of deposit issued against funds deposited in a bank or savings and loan association. Such certificates are for a definite period of time, earn a specified rate of return, and are normally negotiable. If such certificates of deposit are non-negotiable, they will be considered illiquid securities and be subject to the Fund’s 15% restriction on investments in illiquid securities. Pursuant to the certificate of deposit, the issuer agrees to pay the amount deposited plus interest to the bearer of the certificate on the date specified thereon. Under current FDIC regulations, the maximum insurance payable as to any one certificate of deposit is $250,000; therefore, certificates of deposit purchased by the Fund may not be fully insured. The Fund may only invest in certificates of deposit issued by U.S. banks with at least $1 billion in assets.

(3) The Fund may invest in bankers’ acceptances, which are short-term credit instruments used to finance commercial transactions. Generally, an acceptance is a time draft drawn on a bank by an exporter or an importer to obtain a stated amount of funds to pay for specific merchandise. The draft is then “accepted” by a bank that, in effect, unconditionally guarantees to pay the face value of the instrument on its maturity date. The acceptance may then be held by the accepting bank as an asset or it may be sold in the secondary market at the going rate of interest for a specific maturity.

(4) The Fund may invest in bank time deposits, which are monies kept on deposit with banks or savings and loan associations for a stated period of time at a fixed rate of interest. There may be penalties for the early withdrawal of such time deposits, in which case the yields of these investments will be reduced.

(5) The Fund may invest in commercial paper, which are short-term unsecured promissory notes, including variable rate master demand notes issued by corporations to finance their current operations. Master demand notes are direct lending arrangements between the Fund and a corporation. There is no secondary market for the notes. However, they are redeemable by the Fund at any time. The Fund’s portfolio managers will consider the financial condition of the corporation (e.g., earning power, cash flow and other liquidity ratios) and will continuously monitor the corporation’s ability to meet all of its financial obligations, because the Fund’s liquidity might be impaired if the corporation were unable to pay principal and interest on demand. The Fund may invest in commercial paper only if it has received the highest rating from at least one nationally recognized statistical rating organization or, if unrated, judged by Vident to be of comparable quality.

(6) The Fund may invest in shares of money market funds, as consistent with its investment objective and policies. Shares of money market funds are subject to management fees and other expenses of those funds. Therefore, investments in money market funds will cause the Fund to bear proportionately the costs incurred by the money market funds’ operations. At the same time, the Fund will continue to pay its own management fees and expenses with respect to all of its assets, including any portion invested in the shares of other investment companies. It is possible for the Fund to lose money by investing in money market funds.

(7) The Fund may invest in corporate debt securities, as consistent with its investment objective and policies. Corporate debt may be rated investment-grade or below investment-grade and may carry variable or floating rates of interest. Some corporate debt securities that are rated below investment-grade generally are considered speculative because they present a greater risk of loss, including default, than higher quality debt securities. The Fund could lose money if the issuer of a corporate debt security is unable to pay interest or repay principal when it is due.

Futures Instruments. The Fund may purchase and sell Futures Instruments, including exchange-listed bitcoin futures contracts. Only the Subsidiary may hold futures contracts on commodities.

Transaction costs are incurred when a futures contract is bought or sold and margin deposits must be maintained. A futures contract may be satisfied by delivery or purchase, as the case may be, of the instrument or by payment of the change in the cash value of the reference asset or index. More commonly, futures contracts are closed out prior to delivery by entering into an offsetting transaction in a matching futures contract. Although the value of a reference asset or index might be a function of the value of certain specified securities, no physical delivery of those securities is made. If the offsetting purchase price is less than the original sale price, a gain will be realized; if it is more, a loss will be realized. Conversely, if the offsetting sale price is more than the original purchase price, a gain will be realized; if it is less, a loss will be realized. The transaction costs must also be included in these calculations. There can be no assurance, however, that the Fund will be able to enter into an offsetting transaction with respect to a particular futures contract at a particular time. If the Fund is not able to enter into an offsetting transaction, the Fund will continue to be required to maintain the margin deposits on the futures contract.

Margin is the amount of funds that must be deposited by the Fund with its custodian in a segregated account in the name of the futures commission merchant in order to initiate futures trading and to maintain the Fund’s and the Subsidiary’s open positions in futures contracts. A margin deposit is intended to ensure the Fund’s or the Subsidiary’s performance of the futures contract. The margin required for a particular futures contract is set by the exchange on which the futures contract is traded and may be significantly modified from time to time by the exchange during the term of the futures contract. Futures contracts are customarily purchased and sold on margins that may range upward from less than 5% of the value of the futures contract being traded to as much as approximately 50% of the notional value of the futures contract. The margin on bitcoin futures contracts has historically been significantly higher than many other Futures Instruments.

If the price of an open futures contract changes (by increase in the case of a sale or by decrease in the case of a purchase) so that the loss on the futures contract reaches a point at which the margin on deposit does not satisfy margin requirements, the broker will require an increase in the margin. However, if the value of a position increases because of favorable price changes in the futures contract so that the margin deposit exceeds the required margin, the broker will pay the excess to the Fund or the Subsidiary. In computing daily net asset value, the Fund will mark to market the current value of its open futures contracts. The Fund expects to earn interest income on its margin deposits.

Because the margin requirement for futures contracts is less than the value of the assets underlying the futures contract, futures trading involves a degree of leverage. As a result, a relatively small price movement in a futures contract may result in immediate and substantial loss, as well as gain, to the investor. For example, if at the time of purchase, 40% of the value of the futures contract is deposited as margin, a subsequent 20% decrease in the value of the futures contract would result in a loss of half of the margin deposit, before any deduction for the transaction costs, if the account were then closed out. A decrease in excess of 40% would result in a loss exceeding the original margin deposit, if the futures contract were closed out. Thus, a purchase or sale of a futures contract may result in losses in excess of the amount initially invested in the futures contract. However, the Fund would presumably have sustained comparable losses if, instead of investing in the futures contract, it had invested in the underlying financial instrument and sold it after the decline.

Most U.S. futures exchanges limit the amount of fluctuation permitted in futures contract prices during a single trading day. The day limit establishes the maximum amount that the price of a futures contract may vary either up or down from the previous day’s settlement price at the end of a trading session. Once the daily limit has been reached in a particular type of futures contract, no trades may be made on that day at a price beyond that limit. The daily limit governs only price movement during a particular trading day and therefore does not limit potential losses, because the limit may prevent the liquidation of unfavorable positions. Futures contract prices have occasionally moved to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of Futures positions and subjecting some Futures traders to substantial losses. Despite the daily price limits on various futures exchanges, the price volatility of commodity futures contracts has been historically greater than that for traditional securities such as stocks and bonds. To the extent that the Subsidiary invests in commodity futures contracts, the assets of the Fund and the Subsidiary, and therefore the prices of Fund shares, may be subject to greater volatility.

There can be no assurance that a liquid market will exist at a time when the Fund seeks to close out a futures contract. The Fund would continue to be required to meet margin requirements until the position is closed, possibly resulting in a decline in the Fund’s net asset value. In addition, many of the contracts discussed above are relatively new instruments without a significant trading history. As a result, there can be no assurance that an active secondary market will develop or continue to exist.

Bitcoin Futures Contracts. In order to obtain 2x exposure to the Index, the Fund intends to enter into cash-settled Bitcoin Futures Contracts as the “buyer.” In simplest terms, in a cash-settled futures market the counterparty pays the buyer if the price of a futures contract goes up and receives cash from the counterparty if the price of the futures contract goes down. In order to maintain its 2x exposure to the Index, the Fund intends to exit its futures contracts as they near expiration and replace them with new futures contracts with a later expiration date. Futures contracts with a longer term to expiration may be priced lower than futures contracts with a shorter term to expiration, a relationship called “backwardation.” When rolling futures contracts that are in backwardation, the Fund will close its long position by buying the expiring contract at a relatively lower price and selling a longer-dated contract at a relatively higher price. The presence of backwardation will positively affect the performance of the Fund. Conversely, futures contracts with a longer term to expiration may be priced higher than futures contracts with a shorter term to expiration, a relationship called “contango.” When rolling long futures contracts that are in contango, the Fund will close its long position by buying the expiring contract at a relatively higher price and selling a longer-dated contract at a relatively lower price. The presence of contango will negatively affect the performance of the Fund.

The Fund expects to gain 2x exposure to the Index by investing a portion of its assets in the Subsidiary. The Fund invests in Bitcoin Futures Contracts indirectly via the Subsidiary. The Subsidiary and the Fund will have the same investment adviser, investment sub-adviser and investment objective. The Subsidiary will also follow the same general investment policies and restrictions as the Fund. Except as noted herein, for purposes of this Prospectus, references to the Fund’s investment strategies and risks include those of the Subsidiary. The Fund complies with the provisions of the 1940 Act governing investment policies and capital structure and leverage on an aggregate basis with the Subsidiary. Furthermore, the Adviser, as the investment adviser to the Subsidiary, complies with the provisions of the 1940 Act relating to investment advisory contracts as it relates to its advisory agreement with the Subsidiary. The Subsidiary also complies with the provisions of the 1940 Act relating to affiliated transactions and custody. Because the Fund intends to qualify for treatment as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), the size of the Fund’s investment in the Subsidiary will not exceed 25% of the Fund’s total assets at each quarter end of the Fund’s fiscal year. The Subsidiary’s custodian is U.S. Bank.

The Fund seeks to remain fully invested at all times in Bitcoin Futures Contracts and/or Financial Instruments that, in combination, produce investment results that, before fees and expenses, are twice (2x) the daily investment performance of the Index.

Regulatory Aspects of Investments in Futures. Valkyrie is registered as a “commodity pool operator” and Vident is registered as a “commodity trading adviser” with the National Futures Association (the “NFA”) pursuant to the rules and regulations of the Commodity Futures Trading Commission (the “CFTC”). Vident’s investment decisions may need to be modified, and commodity contract positions held by the Fund and/or the Subsidiary may have to be liquidated at disadvantageous times or prices, to avoid exceeding position limits established by the CFTC, potentially subjecting the Fund to substantial losses. The regulation of commodity transactions in the United States is a rapidly changing area of the law and is subject to ongoing modification by government, self-regulatory and judicial action. The effect of any future regulatory change on the Fund is impossible to predict, but could be substantial and adverse to the Fund.

Other Investments

In order to help the Fund meet its daily investment objective by maintaining the daily desired level of leveraged exposure to the Index, maintain its tax status as a regulated investment company on days in and around quarter-end, or if the Fund is unable to obtain the desired exposure to Bitcoin Futures Contracts because it is approaching or has exceeded position limits or accountability levels, or because of liquidity or other constraints, the Fund may invest in the following:

Reverse Repurchase Agreements

The Fund may invest in reverse repurchase agreements which are a form of borrowing in which the Fund sells portfolio securities to financial institutions and agrees to repurchase them at a mutually agreed-upon date and price that is higher than the original sale price, and use the proceeds for investment purchases.

As a result of the Fund repurchasing the securities at a higher price, the Fund will lose money by engaging in reverse repurchase agreement transactions, though the Sponsor has agreed to pay, as part of its unitary investment management fee, the net cost of using reverse repurchase agreements.

As noted above, because the Fund intends to qualify for treatment as a RIC under the Code, the size of the Fund’s investment in the Subsidiary will not exceed 25% of the Fund’s total assets at or around each quarter end of the Fund’s fiscal year (the “Asset Diversification Test”). At other times of the year, the Fund’s investments in the Subsidiary will significantly exceed 25% of the Fund’s total (or gross) assets.

When the Fund seeks to reduce its total assets exposure to the Subsidiary, it may use the short-term Treasury Bills it owns (and purchase additional Treasury Bills as needed) to transact in reverse repurchase agreement transactions, which are ostensibly loans to the Fund. Those loans will increase the gross assets of the Fund, which the Sponsor expects will allow the Fund to meet the Asset Diversification Test. When the Fund enters into a reverse repurchase agreement, it will either (i) be consistent with Section 18 of the 1940 Act and maintain asset coverage of at least 300% of the value of the reverse repurchase agreement; or (ii) treat the reverse repurchase agreement transactions as derivative transactions for purposes of Rule 18f-4 under the 1940 Act, including as applicable, the value-at-risk based limit on leverage risk.

Other Investment Companies

The Fund may invest in investment companies registered under the 1940 Act. They include mutual funds and also open-end investment companies whose shares are listed on a national securities exchange (“ETFs”). An ETF is similar to a traditional mutual fund, but trades at different prices during the day on a security exchange like a stock. The Fund’s investments in ETFs involves duplication of advisory fees and other expenses since the Fund will be investing in another investment company. To the extent the Fund invests in ETFs which focus on a particular market segment or industry, the Fund will also be subject to the risks associated with investing in those sectors or industries. The shares of the ETFs in which the Fund may invest will be listed on a national securities exchange and the Fund will purchase or sell these shares on the secondary market at its current market price, which may be more or less than its net asset value per share.

Bitcoin-Linked ETPs

The Fund may invest in shares of Bitcoin-linked exchange traded investment products not registered under the Investment Company Act of 1940 (“Bitcoin-Linked ETPs”) that derive their value from a basket of spot Bitcoin, and trade intra-day on a national securities exchange. Bitcoin-Linked ETPs are passively managed and do not pursue active management investment strategies, and their sponsors do not actively manage the bitcoin held by the ETP. This means that the sponsor of the ETP does not sell bitcoin at times when its price is high or acquire bitcoin at low prices in the expectation of future price increases. Although the shares of a Bitcoin-Linked ETP are not the exact equivalent of a direct investment in bitcoin, they provide investors with an alternative that constitutes a relatively cost-effective way to obtain bitcoin exposure through the securities market.

Options on Bitcoin-Linked ETPs

The Fund may buy and write (sell) options on Bitcoin-Linked ETPs. Options may settle in cash or settle by a delivery of shares of the Bitcoin-Linked ETP.

Physically Settled Options

By buying a call option, the Fund has the right, in return for a premium paid during the term of the option, to buy the asset underlying the option at the exercise price. By writing (selling) a call option the Fund becomes obligated during the term of the option to sell the asset underlying the option at the exercise price if the option is exercised; conversely, by buying a put option, the Fund has the right, in return for a premium paid during the term of the option, to sell the asset underlying the option at the exercise price. By writing a put option, the Fund becomes obligated during the term of the option to purchase the asset underlying the option at the exercise price if the option is exercised.

Cash-Settled Options

Cash-settled options give the holder (purchaser) of an option the right to receive an amount of cash upon exercise of the option. Receipt of this cash amount will depend upon the value of the underlying asset (or closing level of the index, as the case may be) upon which the option is based being greater than (in the case of a call) or less than (in the case of a put) the level at which the exercise price of the option is set. The amount of cash received, if any, will be the difference between the value of the underlying asset (or closing price level of the index, as the case may be) and the exercise price of the option, multiplied by a specified dollar multiple. The writer (seller) of the option is obligated, in return for the premiums received from the purchaser of the option, to make delivery of this amount to the purchaser. All settlements of index options transactions are in cash. Exercise of Options During the term of an option on securities, the writer may be assigned an exercise notice by the broker-dealer through whom the option was sold. The exercise notice would require the writer to deliver, in the case of a call, or take delivery of, in the case of a put, the underlying asset against payment of the exercise price (or, in certain types of options, make a cash equivalent payment). This obligation terminates upon expiration of the option, or at such earlier time that the writer effects a closing purchase transaction by purchasing an option covering the same underlying asset and having the same exercise price and expiration date as the one previously sold. Once an option has been exercised, the writer may not execute a closing purchase transaction.

Cleared Options

In the case of cleared options, in order to secure the obligation to deliver the underlying asset in the case of a call option, the writer of a call option is required to deposit in escrow the underlying asset or other assets in accordance with the rules of the Options Clearing Corporation (the “OCC”), a clearing agency created to interpose itself between buyers and sellers of options. The OCC assumes the other side of every purchase and sale transaction on an exchange and, by doing so, guarantees performance by the other side of the transaction. Pursuant to relevant regulatory requirements, the Fund is required to agree in writing to be bound by the rules of the OCC. The principal reason for the Fund to write call options on assets held by the Fund is to attempt to realize, through the receipt of premiums, a greater return than would be realized on the underlying assets alone. If the Fund that writes an option wishes to terminate the Fund’s obligation, the Fund may effect a “closing purchase transaction.” The Fund accomplishes this by buying an option of the same series as the option previously written by the Fund. The effect of the purchase is that the writer’s position will be canceled by the OCC. However, a writer may not effect a closing purchase transaction after the writer has been notified of the exercise of an option. Likewise, the Fund which is the holder of an option may liquidate its position by effecting a “closing sale transaction.” The Fund accomplishes this by selling an option of the same series as the option previously purchased by the Fund. There is no guarantee that either a closing purchase or a closing sale transaction can be effected. If any call or put option is not exercised or sold, the option will become worthless on its expiration date. The Fund will realize a gain (or a loss) on a closing purchase transaction with respect to a call or a put option previously written by the Fund if the premium, plus commission costs, paid by the Fund to purchase the call or put option to close the transaction is less (or greater) than the premium, less commission costs, received by the Fund on the sale of the call or the put option. The Fund also will realize a gain if a call or put option which the Fund has written lapses unexercised, because the Fund would retain the premium.

Swaps on Bitcoin-Linked ETPs, Bitcoin Futures Contracts or Bitcoin Futures Indexes

General

The Fund may enter into swaps and other derivatives to gain exposure to an underlying asset without actually purchasing such asset. Swaps are two-party contracts entered into primarily by institutional investors for periods ranging from a day to more than one year. In a standard “swap” transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on a particular pre-determined interest rate, commodity, security, indexes, or other assets or measurable indicators. The gross return to be exchanged or “swapped” between the parties is calculated with respect to a “notional amount,” e.g., the return on, or the increase/decrease in, value of a particular dollar amount invested in a Bitcoin-Linked ETPs, Bitcoin Futures Contracts or Bitcoin Futures Indexes.

The Fund may enter into swaps to invest in a market without owning or taking physical custody of securities. For example, in one common type of total return swap, the Fund’s counterparty will agree to pay the Fund the rate at which the specified asset or indicator (e.g., Bitcoin-Linked ETPs, Bitcoin Futures Contracts or Bitcoin Futures Indexes) increased in value multiplied by the relevant notional amount of the swap. The Fund will agree to pay to the counterparty an interest fee (based on the notional amount) and the rate at which the specified asset or indicator decreased in value multiplied by the notional amount of the swap, plus, in certain instances, commissions or trading spreads on the notional amount. As a result, the swap has a similar economic effect as if the Fund were to invest in the assets underlying the swap in an amount equal to the notional amount of the swap. The return to the Fund on such swap should be the gain or loss on the notional amount plus dividends or interest on the assets less the interest paid by the Fund on the notional amount. However, unlike cash investments in the underlying assets, the Fund will not be an owner of the underlying assets and will not have voting or similar rights in respect of such assets.

The Advisor, under the supervision of the Board, is responsible for determining and monitoring the liquidity of each Fund’s transactions in swaps. The Fund may enter into any of several types of swaps, including:

Total Return Swaps

Total return swaps may be used either as economically similar substitutes for owning the reference asset specified in the swap, such as the securities that comprise a given market index, particular securities or commodities, or other assets or indicators. They also may be used as a means of obtaining exposure in markets where the reference asset is unavailable or it may otherwise be impossible or impracticable for the Fund to own that asset. “Total return” refers to the payment (or receipt) of the total return on the underlying reference asset, which is then exchanged for the receipt (or payment) of an interest rate. Total return swaps provide the Fund with the additional flexibility of gaining exposure to a market or sector index in a potentially more economical way Interest Rate Swaps. Interest rate swaps, in their most basic form, involve the exchange by the Fund with another party of their respective commitments to pay or receive interest. For example, the Fund might exchange its right to receive certain floating rate payments in exchange for another party’s right to receive fixed rate payments. Interest rate swaps can take a variety of other forms, such as agreements to pay the net differences between two different interest indexes or rates. Despite their differences in form, the function of interest rate swaps is generally the same: to increase or decrease the Fund’s exposure to long- or short-term interest rates. For example, the Fund may enter into an interest rate swap to preserve a return or spread on a particular investment or a portion of its portfolio or to protect against any increase in the price of securities the Fund anticipates purchasing at a later date.

Commodity Swaps

The Fund also may invest in commodity swaps. Commodity swaps may be used either as substitutes for owning a specific physical commodities or as a means of obtaining exposure in markets where a reference commodity is unavailable or may otherwise be impossible or impracticable for the Fund to own that asset. Mechanics of the Fund’s Swaps Payments. Most swaps entered into by the Fund (but generally not CDS) calculate and settle the obligations of the parties to the agreement on a “net basis” with a single payment. Consequently, the Fund’s current obligations (or rights) under a swap will generally be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). Other swaps, such as CDS, may require initial premium (discount) payments as well as periodic payments (receipts) related to the interest leg of the swap or to the default of the reference entity. The Fund’s current obligations under most swaps (e.g., total return swaps, equity/index swaps, interest rate swaps) will be accrued daily (offset against any amounts owed to the Fund by the counterparty to the swap). However, typically no payments will be made until the settlement date. 27 Swaps that cannot be terminated in the ordinary course of business within seven days at approximately the amount the Fund has valued the asset may be considered to be illiquid for purposes of the Fund’s illiquid investment limitations.

The Subsidiary is not registered under the 1940 Act and is not directly subject to its investor protections, except as noted in the Prospectus or this SAI. However, the Subsidiary is wholly owned and controlled by the Fund and is advised by Valkyrie and sub-advised by Vident. The Trust’s Board of Trustees has oversight responsibility for the investment activities of the Fund, including its investment in the Subsidiary, and the Fund’s role as the sole shareholder of the Subsidiary. Valkyrie receives no additional compensation for managing the assets of the Subsidiary. The Subsidiary will also enter into separate contracts for the provision of custody, transfer agency, and accounting agent services with the same service providers or with affiliates of the same service providers that provide those services to the Fund.

Changes in the laws of the United States (where the Fund is organized) and/or the Cayman Islands (where the Subsidiary is incorporated) could prevent the Fund and/or the Subsidiary from operating as described in the Prospectus and this SAI and could negatively affect the Fund and its shareholders. For example, the Cayman Islands currently does not impose certain taxes on the Subsidiary, including income and capital gains tax, among others. If Cayman Islands laws were changed to require the Subsidiary to pay Cayman Islands taxes, the investment returns of the Fund would likely decrease.

Asset Coverage For Futures Positions. The Fund and Subsidiary will comply with SEC guidance with respect to coverage of futures positions by registered investment companies. SEC guidance may require the Fund, in certain circumstances, to segregate cash or liquid securities on its books and records, or engage in other appropriate measures to “cover” its obligations under certain futures or derivative contracts. For example, with respect to futures that are not cash settled, the Fund is required to segregate liquid assets equal to the full notional value of the futures contract. For futures contracts that are cash settled, the Fund is required to segregate liquid assets in an amount equal to the Fund’s daily mark-to-market (net) obligation (i.e., the Fund’s daily net liability) under the contract. Securities earmarked or held in a segregated account cannot be sold while the Fund’s futures position is outstanding, unless replaced with other permissible assets (or otherwise covered), and will be marked-to-market daily. As an alternative to segregating assets, for any futures contract held by the Fund, the Fund could purchase a put option on that same futures contract with a strike price as high or higher than the price of the contract held. The Fund may not enter into futures positions if such positions will require the Fund to set aside or earmark more than 100% of its net assets.

Federal Income Tax Treatment of Exchange-Listed Commodity Futures and Investments in the Subsidiary. The Subsidiary’s transactions in exchange-listed commodity futures contracts will be subject to special provisions of the Code that, among other things, may affect the character of gains and losses realized by the Subsidiary (i.e., may affect whether gains or losses are ordinary or capital, or short-term or long-term), may accelerate recognition of income to the Subsidiary and may defer Subsidiary losses. Because the Subsidiary is a controlled foreign corporation for U.S. federal income tax purposes, this treatment of the Subsidiary’s income will affect the income the Fund must recognize. These rules could, therefore, affect the character, amount and timing of distributions to shareholders. These provisions also (a) will require the Subsidiary to mark-to-market certain types of the positions in its portfolio (i.e., treat them as if they were closed out), and (b) may cause the Subsidiary and the Fund to recognize income without the Fund receiving cash with which to make distributions in amounts necessary to satisfy the 90% distribution requirement for qualifying to be taxed as a regulated investment company and the distribution requirement for avoiding excise taxes.

The Fund intends to treat any income it may derive from Futures Instruments received by the Subsidiary as “qualifying income” under the provisions of the Code applicable to RICs. The Internal Revenue Service had issued numerous private letter rulings (“PLRs”) provided to third parties not associated with the Fund or its affiliates (which only those parties may rely on as precedent) concluding that similar arrangements resulted in qualifying income. Many of such PLRs have now been revoked by the Internal Revenue Service. In March of 2019, the Internal Revenue Service published Regulations that concluded that income from a corporation similar to the Subsidiary would be qualifying income, if the income is related to the Fund’s business of investing in stocks or securities. Although the Regulations do not require distributions from the Subsidiary, the Fund intends to cause the Subsidiary to make distributions that would allow the Fund to make timely distributions to its shareholders. The Fund generally will be required to include in its own taxable income the income of the Subsidiary for a tax year, regardless of whether the Fund receives a distribution of the Subsidiary’s income in that tax year, and this income would nevertheless be subject to the distribution requirement for qualification as a regulated investment company and would be taken into account for purposes of the 4% excise tax.

Illiquid Investments. Pursuant to Rule 22e-4 under the 1940 Act, the Fund may not acquire any “illiquid investment” if, immediately after the acquisition, the Fund would have invested more than 15% of its net assets in illiquid investments that are assets. An “illiquid investment” is any investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment. Illiquid investments include repurchase agreements with a notice or demand period of more than seven days, certain stripped mortgage-backed securities, certain municipal leases, certain over-the-counter derivative instruments, securities and other financial instruments that are not readily marketable, and restricted securities unless, based upon a review of the relevant market, trading and investment-specific considerations, those investments are determined not to be illiquid. The Trust has implemented a liquidity risk management program and related procedures to identify illiquid investments pursuant to Rule 22e-4, and the Board of Trustees has approved the designation of the certain officers of the Adviser to administer the Trust’s liquidity risk management program and related procedures. In determining whether an investment is an illiquid investment, the designated officers of the Adviser will take into account actual or estimated daily transaction volume of an investment, group of related investments or asset class and other relevant market, trading, and investment-specific considerations. In addition, in determining the liquidity of an investment, the designated officers of the Adviser must determine whether trading varying portions of a position in a particular portfolio investment or asset class, in sizes that the Fund would reasonably anticipate trading, is reasonably expected to significantly affect its liquidity, and if so, the Fund must take this determination into account when classifying the liquidity of that investment or asset class.

In addition to actual or estimated daily transaction volume of an investment, group of related investments or asset class and other relevant market, trading, and investment-specific considerations, the following factors, among others, will generally impact the classification of an investment as an “illiquid investment”: (i) any investment that is placed on the Adviser’s restricted trading list; and (ii) any investment that is delisted or for which there is a trading halt at the close of the trading day on the primary listing exchange at the time of classification (and in respect of which no active secondary market exists). Investments purchased by the Fund that are liquid at the time of purchase may subsequently become illiquid due to these and other events and circumstances. If one or more investments in the Fund’s portfolio become illiquid, the Fund may exceed the 15% limitation in illiquid investments. In the event that changes in the portfolio or other external events cause the Fund to exceed this limit, the Fund must take steps to bring its illiquid investments that are assets to or below 15% of its net assets within a reasonable period of time. This requirement would not force the Fund to liquidate any portfolio instrument where the Fund would suffer a loss on the sale of that instrument.

Portfolio Turnover

The Fund buys and sells portfolio securities in the normal course of its investment activities. The proportion of the Fund’s investment portfolio that is bought and sold during a year is known as the Fund’s portfolio turnover rate. A turnover rate of 100% would occur, for example, if the Fund bought and sold securities valued at 100% of its net assets within one year. A high portfolio turnover rate could result in the payment by the Fund of increased brokerage costs, expenses and taxes. Significant variations in portfolio turnover from year-to-year are generally the result of fluctuations in the size of a Fund or changes to a Fund’s portfolio holdings.

INVESTMENT RISKS

Overview

An investment in the Fund should be made with an understanding of the risks that an investment in the Fund’s shares entails, including the risk that the financial condition of the issuers of the securities or the general condition of the securities market may worsen and the value of the securities and therefore the value of the Fund may decline. The Fund may not be an appropriate investment for those who are unable or unwilling to assume the risks involved generally with such an investment. In addition, investors should be aware of the risks associated with an investment in both bitcoin and bitcoin futures contracts. The past market and earnings performance of any of the securities included in the Fund is not predictive of their future performance.

Borrowing and Leverage Risk

When the Fund borrows money, it must pay interest and other fees, which will reduce the Fund’s returns if such costs exceed the returns on the portfolio securities purchased or retained with such borrowings. Any such borrowings are intended to be temporary. However, under certain market conditions, including periods of low demand or decreased liquidity, such borrowings might be outstanding for longer periods of time. As prescribed by the 1940 Act, the Fund will be required to maintain specified asset coverage of at least 300% with respect to any bank borrowing immediately following such borrowing. The Fund may be required to dispose of assets on unfavorable terms if market fluctuations or other factors reduce the Fund’s asset coverage to less than the prescribed amount.

Cyber Security Risk

As the use of Internet technology has become more prevalent in the course of business, the Fund have become more susceptible to potential operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the Fund’s third party service providers, such as its administrator, transfer agent, custodian, or sub-adviser, as applicable, or issuers in which the Fund invests, can also subject the Fund to many of the same risks associated with direct cyber security breaches. The Fund has established risk management systems designed to reduce the risks associated with cyber security. However, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third party service providers.

Derivatives Risk

The use of derivatives presents risks different from, and possibly greater than, the risks associated with investing directly in traditional securities. Among the risks presented are market risk, credit risk, management risk and liquidity risk. The Fund will only invest in exchange-traded futures contracts and will not invest in any over-the-counter derivatives. The use of derivatives can lead to losses because of adverse movements in the price or value of the underlying asset, index or rate, which may be magnified by certain features of the derivatives. In addition, when the Fund invests in certain derivative securities, including, but not limited to, when-issued securities, forward commitments, futures contracts and interest rate swaps, the Fund is effectively leveraging its investments, which could result in exaggerated changes in the net asset value of the Fund’s shares and can result in losses that exceed the amount originally invested. The success of the Sub-Adviser’s derivatives strategies will depend on its ability to assess and predict the impact of market or economic developments on the underlying asset, index or rate and the derivative itself, without the benefit of observing the performance of the derivative under all possible market conditions. Liquidity risk exists when a security cannot be purchased or sold at the time desired, or cannot be purchased or sold without adversely affecting the price. Certain specific risks associated with an investment in derivatives may include: market risk, credit risk, correlation risk, liquidity risk, legal risk and systemic or “interconnection” risk, as specified below.

(1) Market Risk. Market risk is the risk that the value of the underlying assets may go up or down. Adverse movements in the value of an underlying asset can expose the Fund to losses. Market risk is the primary risk associated with derivative transactions. Derivative instruments may include elements of leverage and, accordingly, fluctuations in the value of the derivative instrument in relation to the underlying asset may be magnified. The successful use of derivative instruments depends upon a variety of factors, particularly the portfolio manager’s ability to predict movements of the securities, currencies and commodities markets, which may require different skills than predicting changes in the prices of individual securities. There can be no assurance that any particular strategy adopted will succeed. A decision to engage in a derivative transaction will reflect the portfolio managers’ judgment that the derivative transaction will provide value to the Fund and its shareholders and is consistent with the Fund’s objective, investment limitations and operating policies. In making such a judgment, the portfolio managers will analyze the benefits and risks of the derivative transactions and weigh them in the context of the Fund’s overall investments and investment objective.

(2) Credit Risk. Credit risk is the risk that a loss may be sustained as a result of the failure of a counterparty to comply with the terms of a derivative instrument. Specifically, the FCM or the clearing house could fail to perform its obligations, causing significant losses to the Fund. For example, the Fund could lose margin payments it has deposited with an FCM as well as any gains owed but not paid to the Fund, if the FCM or clearing house becomes insolvent or otherwise fails to perform its obligations. Credit risk of market participants with respect to derivatives that are centrally cleared is concentrated in a few clearing houses and it is not clear how an insolvency proceeding of a clearing house would be conducted and what impact an insolvency of a clearing house would have on the financial system. Under current CFTC regulations, a FCM maintains customers’ assets in a bulk segregated account. If a FCM fails to do so, or is unable to satisfy a substantial deficit in a customer account, its other customers may be subject to risk of loss of their funds in the event of that FCM’s bankruptcy. In that event, in the case of futures and options on futures, the FCM’s customers are entitled to recover, even in respect of property specifically traceable to them, only a proportional share of all property available for distribution to all of that FCM’s customers. In addition, if the FCM does not comply with the applicable regulations, or in the event of a fraud or misappropriation of customer assets by the FCM, the Fund could have only an unsecured creditor claim in an insolvency of the FCM with respect to the margin held by the FCM. FCMs are also required to transfer to the clearing house the amount of margin required by the clearing house, which amount is generally held in an omnibus account at the clearing house for all customers of the FCM.

(3) Correlation Risk. Correlation risk is the risk that there might be an imperfect correlation, or even no correlation, between price movements of a derivative instrument and price movements of the underlying reference asset. This might occur due to factors unrelated to the value of the investments underlying reference asset, such as speculative or other pressures on the markets in which these instruments are traded.

(4) Liquidity Risk. Liquidity risk is the risk that a derivative instrument cannot be sold, closed out or replaced quickly at or very close to its fundamental value. Generally, exchange contracts are very liquid because the exchange clearing house is the counterparty of every contract. The Fund might be required by applicable regulatory requirements to maintain assets as “cover,” maintain segregated accounts and/or make margin payments when it takes positions in derivative instruments involving obligations to third parties (i.e., instruments other than purchase options). If the Fund is unable to close out its positions in such instruments, it might be required to continue to maintain such assets or accounts or make such payments until the position expires, matures or is closed out. These requirements might impair the Fund’s ability to sell a security or make an investment at a time when it would otherwise be favorable to do so, or require that the Fund sell a portfolio security at a disadvantageous time. The Fund’s ability to sell or close out a position in an instrument prior to expiration or maturity depends upon the existence of a liquid secondary market or, in the absence of such a market, the ability and willingness of the counterparty to enter into a transaction closing out the position. Due to liquidity risk, there is no assurance that any derivatives position can be sold or closed out at a time and price that is favorable to the Fund.

(5) Legal Risk. Legal risk is the risk of loss caused by the unenforceability of a party’s obligations under the derivative. While a party seeking price certainty agrees to surrender the potential upside in exchange for downside protection, the party taking the risk is looking for a positive payoff. Despite this voluntary assumption of risk, a counterparty that has lost money in a derivative transaction may try to avoid payment by exploiting various legal uncertainties about certain derivative products.

(6) Systemic or “Interconnection” Risk. Systemic or “interconnection” risk is the risk that a disruption in the financial markets will cause difficulties for all market participants. In other words, a disruption in one market will spill over into other markets, perhaps creating a chain reaction.

To the extent the Fund enters into derivatives transactions, it will do so pursuant to Rule 18f-4 under the 1940 Act. Rule 18f-4 requires the Fund to implement certain policies and procedures designed to manage its derivatives risks, dependent upon the Fund’s level of exposure to derivative instruments.

Failure to Qualify as a Regulated Investment Company Risk

If, in any year, the Fund fails to qualify as a regulated investment company under the applicable tax laws, the Fund would be taxed as an ordinary corporation. In such circumstances, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before requalifying as a regulated investment company that is accorded special tax treatment. If the Fund fails to qualify as a regulated investment company, distributions to the Fund’s shareholders generally would be eligible for the dividends received deduction in the case of corporate shareholders.

Legal and Litigation Risk

In certain frontier and emerging markets, fraud and corruption may be more prevalent than in developed market countries. Securities and issuers that the Fund may invest in are exposed to these risks, which could have a negative impact on a security’s value. It may be difficult for the Fund to obtain or enforce judgments against parties located outside of the U.S. It may be difficult or impossible to obtain or enforce remedies against non-U.S. governments, their agencies, quasi-sovereign entities, other non-U.S. issuers or counterparties.

Listing Standards Risk

The Fund is required by the Exchange to comply with certain listing standards (which includes certain investment parameters) in order to maintain its listing on the Exchange. Compliance with these listing standards may compel the Fund to sell securities at an inopportune time or for a price other than the security’s then-current market value. The sale of securities in such circumstances could limit the Fund’s profit or require the Fund to incur a loss, and as a result, the Fund’s performance could be impacted.

Liquidity Risk

With respect to the Fund’s investments in Collateral Investments, whether or not the securities held by the Fund are listed on a securities exchange, the principal trading market for certain of the securities may be in the OTC market. As a result, the existence of a liquid trading market for such securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for such securities will be maintained or that there will be sufficient liquidity of the securities in any markets made. The price at which such securities are held by the Fund will be adversely affected if trading markets for the securities are limited or absent.

Market Events Risk

Turbulence in the economic, political and financial system has historically resulted, and may continue to result, in an unusually high degree of volatility in the capital markets. Both domestic and non-U.S. capital markets have been experiencing increased volatility and turmoil, with issuers that have exposure to the real estate, mortgage and credit markets particularly affected, and it is uncertain whether or for how long these conditions could continue. Reduced liquidity in equity, credit and fixed-income markets may adversely affect many issuers worldwide. It may also result in small or emerging market issuers having more difficulty obtaining financing, which may, in turn, cause a decline in their security prices. These events and possible continued market turbulence may have an adverse effect on the Fund.

In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on the Fund and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of the Fund’s portfolio securities or other instruments and could result in disruptions in the trading markets. Any of such circumstances could have a materially negative impact on the value of the Fund’s Shares and result in increased market volatility. During any such events, the Fund’s Shares may trade at increased premiums or discounts to their NAV.

Health crises caused by the outbreak of infectious diseases or other public health issues, may exacerbate other pre-existing political, social, economic, market and financial risks. The impact of any such events, could negatively affect the global economy, as well as the economies of individual countries or regions, the financial performance of individual companies, sectors and industries, and the markets in general in significant and unforeseen ways. Any such impact could adversely affect the prices and liquidity of the securities and other instruments in which the Fund invests and negatively impact the Fund’s investment return.

For example, an outbreak of a respiratory disease designated as COVID-19 was first detected in China in December 2019 and subsequently spread internationally. The transmission of COVID-19 and efforts to contain its spread have resulted in international, national and local border closings and other significant travel restrictions and disruptions, significant disruptions to business operations, supply chains and customer activity, event cancellations and restrictions, service cancellations, reductions and other changes, significant challenges in healthcare service preparation and delivery, and quarantines, as well as general concern and uncertainty that has negatively affected the economic environment. These impacts also have caused significant volatility and declines in global financial markets, which have caused losses for investors. The impact of this COVID-19 pandemic may be short term or may last for an extended period of time, and in either case could result in a substantial economic downturn or recession.

In addition, the operations of the Fund, the Adviser, Sub-Adviser and the Fund’s other service providers may be significantly impacted, or even temporarily or permanently halted, as a result of government quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors related to a public health emergency, including its potential adverse impact on the health of any such entity’s personnel.

Swap Agreements Risk

The Fund may swap agreements to obtain exposure to bitcoin. Swap agreements are two-party contracts entered into for a set period of time in which the parties agree to exchange payments based on some underlying reference or asset (such as interest rates). The use of swaps is a highly specialized activity that involves investment techniques, risk analyses and tax planning different from those associated with ordinary portfolio securities transactions. Swap agreements may involve greater risks than direct investment in securities as they may be leveraged and are subject to credit risk, counterparty risk and valuation risk. A swap agreement could result in losses if the underlying reference or asset does not perform as anticipated. In addition, many swaps trade over-the-counter and may be considered illiquid. It may not be possible for the Fund to liquidate a swap position at an advantageous time or price, which may result in significant losses. Because they are two-party contracts and may have terms of greater than seven days, certain swap transactions may be considered to be illiquid. Moreover, the Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a swap counterparty. Some swaps may be complex and difficult to value. Swaps may also be subject to pricing or “basis” risk, which exists when a particular swap becomes extraordinarily expensive relative to historical prices or the price of corresponding cash market instruments. Under certain market conditions it may not be economically feasible to initiate a transaction or liquidate a position in time to avoid a loss or take advantage of an opportunity. If a swap transaction is particularly large or if the relevant market is illiquid, it may not be possible to initiate a transaction or liquidate a position at an advantageous time or price, which may result in significant losses. The prices of swaps can be very volatile, and a variance in the degree of volatility or in the direction of the price of the reference asset from the sub-adviser’s expectations may produce significant losses in the Fund’s investments in swaps. In addition, a perfect correlation between a swap and an investment position may be impossible to achieve.

Rolling, Backwardation and Contango Risk

When purchasing stocks or bonds, the buyer acquires ownership in the security; however, buyers of futures contracts are not entitled to ownership of the underlying reference asset until and unless they decide to accept delivery at expiration of the contract. In practice, delivery of the underlying reference asset to satisfy a futures contract rarely occurs because most futures traders use the liquidity of the central marketplace to sell their exchange-traded futures contract before expiration. The bitcoin futures contracts in which the fund invests are entirely cash-settled. As futures contracts approach expiration, they may be replaced by similar contracts that have a later expiration. For example, a contract purchased and held in June 2023 may have an expiration date in August 2023. As this contract nears expiration, a long position in the contract may be replaced by selling the August 2023 contract and purchasing a contract expiring in October 2023. This process is referred to as “rolling.” The price of a futures contract is generally higher or lower than the spot price of the underlying asset when there is significant time to expiration of the contract due to various factors within the market. As a futures contract nears expiration, the futures price will tend to converge to the spot price. In some circumstances, the prices of some futures contracts with near-term expirations may be higher than the prices for futures contracts with longer-term expirations. This circumstance is referred to as “backwardation.” If the market for futures contracts is in “backwardation,” the sale of the near-term month contract would be at a higher price than the longer-term contract, and futures investors generally will earn positive returns. Conversely, a “contango” market is one in which the price of futures contracts in the near-term months are lower than the price of futures contracts in the longer-term months. If the market for futures contacts is in “contango,” it would create a cost to “roll” the futures contract. The actual realization of a potential roll cost will depend on the difference in price of the near and distant contracts. The Fund will not “roll” futures contracts on a predefined schedule as they approach expiration; instead the Sub-Adviser may determine to roll to another futures contract in an attempt to generate maximum yield. There can be no guarantee that such a strategy will produce the desired results.

Additional Market Disruption Risk.

In late February 2022, Russia launched a large scale military attack on Ukraine. The invasion significantly amplified already existing geopolitical tensions among Russia, Ukraine, Europe, NATO and the West, including the U.S. In response to the military action by Russia, various countries, including the U.S., the United Kingdom, and European Union issued broad-ranging economic sanctions against Russia. Such sanctions included, among other things, a prohibition on doing business with certain Russian companies, large financial institutions, officials and oligarchs; a commitment by certain countries and the European Union to remove selected Russian banks from the Society for Worldwide Interbank Financial Telecommunications (“SWIFT”), the electronic banking network that connects banks globally; and restrictive measures to prevent the Russian Central Bank from undermining the impact of the sanctions. Additional sanctions may be imposed in the future. Such sanctions (and any future sanctions) and other actions against Russia may adversely impact, among other things, the Russian economy and various sectors of the economy, including but not limited to, financials, energy, metals and mining, engineering and defense and defense-related materials sectors; result in a decline in the value and liquidity of Russian securities; result in boycotts, tariffs, and purchasing and financing restrictions on Russia’s government, companies and certain individuals; weaken the value of the ruble; downgrade the country’s credit rating; freeze Russian securities and/or funds invested in prohibited assets and impair the ability to trade in Russian securities and/or other assets; and have other adverse consequences on the Russian government, economy, companies and region. Further, several large corporations and U.S. states have announced plans to divest interests or otherwise curtail business dealings with certain Russian businesses.

The ramifications of the hostilities and sanctions, however, may not be limited to Russia and Russian companies but may spill over to and negatively impact other regional and global economic markets of the world (including Europe and the United States), companies in other countries (particularly those that have done business with Russia) and on various sectors, industries and markets for securities and commodities globally, such as oil and natural gas. Accordingly, the actions discussed above and the potential for a wider conflict could increase financial market volatility, cause severe negative effects on regional and global economic markets, industries, and companies and have a negative effect on a Fund’s investments and performance beyond any direct exposure to Russian issuers or those of adjoining geographic regions. In addition, Russia may take retaliatory actions and other countermeasures, including cyberattacks and espionage against other countries and companies in the world, which may negatively impact such countries and the securities in which the Fund invests. Accordingly, there may be heightened risk of cyberattacks which may result in, among other things, disruptions in the functioning and operations of industries or companies around the world, including in the United States and Europe.

Further, ongoing armed conflicts between Russia and Ukraine in Europe and among Israel, Hamas and other militant groups in the Middle East, have caused and could continue to cause significant market disruptions and volatility within the markets in Russia, Europe, the Middle East and the United States. The hostilities and sanctions resulting from those hostilities have and could continue to have a significant impact on certain Fund investments as well as Fund performance and liquidity.

The extent and duration of the military action or future escalation of such hostilities, the extent and impact of existing and future sanctions, market disruptions and volatility, and the result of any diplomatic negotiations cannot be predicted. These and any related events could have a significant impact on Fund performance and the value of an investment in the Fund.

MANAGEMENT OF THE FUND

Trustees and Officers

The general supervision of the duties performed for the Fund under the Investment Management Agreement (as defined below) is the responsibility of the Board of Trustees. There are four Trustees of the Trust, one of whom is a “interested person” (as the term is defined in the 1940 Act) (“Interested Trustees”) and three of whom are Trustees who are not officers or employees of Valkyrie or any of its affiliates (each an “Independent Trustee” and collectively the “Independent Trustees”). The Trustees serve for indefinite terms until their resignation, death or removal. The Trust has not established a lead Independent Trustee position. The Trustees set broad policies for the Fund, choose the Trust’s officers and hired the Fund’s investment adviser. Nick Bonos is deemed an Interested Trustee of the Trust due to his positions as Chief Executive Officer and President of the Trust. The officers of the Trust manage its day-to-day operations, are responsible to the Board of Trustees and serve indefinite terms. The following is a list of the Trustees and executive officers of the Trust and a statement of their present positions and principal occupations during the past five years, the number of portfolios each Trustee oversees and the other directorships they have held during the past five years, if applicable.

Name, Address and Year of Birth	Position and Offices with Trust	Term of Office and Year First Elected or Appointed	Principal Occupations During Past 5 Years	Number of Portfolios in the Valkyrie Fund Complex Overseen by Trustee	Other Trusteeships or Directorships Held by Trustee During the Past 5 Years
Interested Trustees
Nick Bonos c/o Valkyrie Funds LLC 320 Seven Springs Way, Suite 250, Nashville, Tennessee 37027 YOB: 1963	President and Chief Executive Officer	Indefinite term Since inception	President, Rydex Fund Services LLC (2016-2021); Chief Financial Officer, certain Guggenheim Mutual Funds and ETFs (2016-2019); Independent Consultant (2020-2021); Head of Fund Operations, Valkyrie Investments (2021-present)	2	None
Independent Trustees
Keith Fletcher c/o Valkyrie Funds LLC 320 Seven Springs Way, Suite 250, Nashville, Tennessee 37027 YOB: 1958	Trustee	Indefinite term Since inception	Principal and Chief Executive Officer, JAHFT Solutions LLC (2017-Present); Principal and Chief Distribution Officer, RiskX Investments (2017-present)	2	Uncommon Portfolio Design Core Equity ETF (2020-present)

Steve Lehman c/o Valkyrie Funds LLC 320 Seven Springs Way, Suite 250, Nashville, Tennessee 37027 YOB: 1952	Trustee	Indefinite term Since inception	Executive Board – Investor, CoFoundersLab & Invincible Entertainment Partners (2018-Present); Executive Chairman, Vymedic Biotech (2019-Present)	2	None

Mark Osterheld c/o Valkyrie Funds LLC 320 Seven Springs Way, Suite 250, Nashville, Tennessee 37027 YOB: 1955	Trustee	Indefinite term Since inception	Adjunct Lecturer, Bentley University (2016-Present); Adjunct Lecturer, Clarkson University (2016-Present)	2	HIMCO Variable Insurance Trust (2016-2018)

Name, Address and Year of Birth	Position and Offices with Trust	Term of Office and Year First Elected or Appointed	Principal Occupations During Past 5 Years	Number of Portfolios in the Valkyrie Fund Complex Overseen by Trustee	Other Trusteeships or Directorships Held by Trustee During the Past 5 Years
Officers of the Trust
John Canning c/o Chenery Compliance Group Devon Square II, 744 W Lancaster, Suite 104 Wayne, Pennsylvania 19087 YOB: 1970	Chief Compliance Officer	Indefinite term (since August 2022)	Director of Chenery Compliance Group, LLC (March 2021 – present); Senior Consultant of Foreside (August 2020 – March 2021); Chief Compliance Officer & Chief Operating Officer of Schneider Capital Management (May 2019 – July 2020); and Chief Compliance Officer (March 2016 – February 2019) and Chief Operating Officer (March 2016 – March 2018) of Context Capital Partners, LP.	N/A	N/A

Ben Gaffey c/o Valkyrie Funds LLC 320 Seven Springs Way, Suite 250, Nashville, Tennessee 37027 YOB: 1985	Treasurer, Chief Financial Officer and Chief Accounting Officer	Indefinite term Since inception	Assurance Senior Manager, Ernst & Young LLP (2016-2021); Controller, Valkyrie Investments Inc. (2021-Present)	N/A	N/A

Andrew Hill c/o Valkyrie Funds LLC 320 Seven Springs Way, Suite 250, Nashville, Tennessee 37027 YOB: 1982	Secretary	Indefinite term (since December 2022)	Valkyrie Investments Inc., General Counsel, Executive Vice President, Chief Compliance Officer (June 2022 – present); Frost Brown Todd LLP, Managing Associate (September 2018 – June 2022); LBMC, PC, Manager (August 2015 – September 2018)	N/A	N/A

(1) Nick Bonos is deemed an “interested person” of the Trust due to his position as Head of Fund Operations of Valkyrie Funds LLC and Chief Executive Officer and President of the Trust.

Unitary Board Leadership Structure

It is anticipated that each Trustee will serve as a trustee of all funds in the Valkyrie Fund Complex (as defined below), which is known as a “unitary” board leadership structure. Each Trustee currently serves as a trustee of the Fund and is anticipated to serve as a trustee for future Funds advised by Valkyrie (each, a “Valkyrie Fund” and collectively, the “Valkyrie Fund Complex”). None of the Trustees who are not “interested persons” of the Trust, nor any of their immediate family members, have ever been a director, officer or employee of, or consultant to, Valkyrie or any of its affiliates. Keith Fletcher, an Independent Trustee, serves as the Chair of the Board for each Fund in the Valkyrie Fund Complex.

The same four persons serve as Trustees on the Board and are anticipated to serve on the Boards of all other Valkyrie Funds. The unitary board structure was adopted for the Valkyrie Funds because of the efficiencies it achieves with respect to the governance and oversight of the Valkyrie Funds. Each Valkyrie Fund is subject to the rules and regulations of the 1940 Act (and other applicable securities laws), which means that many of the Valkyrie Funds face similar issues with respect to certain of their fundamental activities, including risk management, portfolio liquidity, portfolio valuation and financial reporting. Because of the similar and often overlapping issues facing the Valkyrie Funds, including among any such ETFs, the Board of Trustees believes that maintaining a unitary board structure promotes efficiency and consistency in the governance and oversight of all Valkyrie Funds and reduces the costs, administrative burdens and possible conflicts that may result from having multiple boards. In adopting a unitary board structure, the Trustees seek to provide effective governance through establishing a board the overall composition of which, as a body, possesses the appropriate skills, diversity, independence and experience to oversee the Fund’s business.

Annually, the Board of Trustees will review its governance structure and the committee structures, its performance and functions and any processes that would enhance board governance over the business of the Valkyrie Funds. The Board of Trustees has determined that its leadership structure, including the unitary board and committee structure, is appropriate based on the characteristics of the funds it serves and the characteristics of the Valkyrie Fund Complex as a whole.

Board Committees

The Board of Trustees has established two standing committees (as described below) and has delegated certain of its responsibilities to those committees. The Board of Trustees and its committees meet frequently throughout the year to oversee the activities of the Fund, review contractual arrangements with and the performance of service providers, oversee compliance with regulatory requirements and review Fund performance. The Independent Trustees are represented by independent legal counsel at all Board and committee meetings. Generally, the Board of Trustees acts by majority vote of the Trustees present at a meeting, assuming a quorum is present, unless otherwise required by applicable law.

The two standing committees of the Board of Trustees are the Nominating and Governance Committee and the Audit Committee.

The Nominating and Governance Committee is responsible for appointing and nominating non-interested persons to the Board of Trustees. Messrs. Fletcher, Lehman and Osterheld are members of the Nominating and Governance Committee. If there is no vacancy on the Board of Trustees, the Board of Trustees will not actively seek recommendations from other parties, including shareholders. The Nominating and Governance Committee will not consider new trustee candidates who are 70 years of age or older or will turn 70 years old during the initial term. When a vacancy on the Board of Trustees occurs and nominations are sought to fill such vacancy, the Nominating and Governance Committee may seek nominations from those sources it deems appropriate in its discretion, including shareholders of the Fund. To submit a recommendation for nomination as a candidate for a position on the Board of Trustees, shareholders of the Fund should mail such recommendation to Andrew Hill, Secretary, at the Trust’s address, 320 Seven Springs Way, Suite 250, Nashville, Tennessee 37027. Such recommendation shall include the following information: (i) a statement in writing setting forth (A) the name, age, date of birth, business address, residence address and nationality of the person or persons to be nominated; (B) the class or series and number of all Shares of the Fund owned of record or beneficially by each such person or persons, as reported to such shareholder by such nominee(s); (C) any other information regarding each such person required by paragraphs (a), (d), (e) and (f) of Item 401 of Regulation S-K or paragraph (b) of Item 22 of Rule 14a-101 (Schedule 14A) under the 1934 Act; (D) any other information regarding the person or persons to be nominated that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitation of proxies for election of trustees or directors pursuant to Section 14 of the 1934 Act and the rules and regulations promulgated thereunder; and (E) whether such shareholder believes any nominee is or will be an “interested person” of the Fund (as defined in the 1940 Act) and, if not an “interested person,” information regarding each nominee that will be sufficient for the Fund to make such determination; and (ii) the written and signed consent of any person to be nominated to be named as a nominee and to serve as a trustee if elected. In addition, the Trustees may require any proposed nominee to furnish such other information as they may reasonably require or deem necessary to determine the eligibility of such proposed nominee to serve as a Trustee. The Nominating and Governance Committee met one time during the fiscal year ended September 30, 2023.

The Audit Committee is responsible for overseeing the Fund’s accounting and financial reporting process, the system of internal controls and audit process and for evaluating and appointing independent auditors (subject also to approval of the Board of Trustees). Messrs. Fletcher, Lehman and Osterheld serve on the Audit Committee. The Audit Committee met two times during the fiscal year ended September 30, 2023.

Risk Oversight

As part of the general oversight of the Fund, the Board of Trustees is involved in the risk oversight of the Fund. The Board of Trustees has adopted and periodically reviews policies and procedures designed to address the Fund’s risks. Oversight of investment and compliance risk, including, if applicable, oversight of any Sub-Adviser, is performed primarily at the Board level in conjunction with the Adviser’s investment oversight group and the Trust’s Chief Compliance Officer (“CCO”), John Canning.

Oversight of other risks also occurs at the committee level. The Adviser’s investment oversight group reports to the Board of Trustees at quarterly meetings regarding, among other things, Fund performance and the various drivers of such performance as well as information related to the Adviser and its operations and processes. The Board of Trustees reviews reports on the Fund’s and the service providers’ compliance policies and procedures at each quarterly Board meeting and receives an annual report from the CCO regarding the operations of the Fund’s and the service providers’ compliance programs. In addition, the Independent Trustees meet privately each quarter with the CCO. The Audit Committee reviews with the Adviser the Fund’s major financial risk exposures and the steps the Adviser has taken to monitor and control these exposures, including the Fund’s risk assessment and risk management policies and guidelines. The Audit Committee also, as appropriate, reviews in a general manner the processes other Board committees have in place with respect to risk assessment and risk management. The Nominating and Governance Committee monitors all matters related to the corporate governance of the Trust.

Not all risks that may affect the Fund can be identified nor can controls be developed to eliminate or mitigate their occurrence or effects. It may not be practical or cost effective to eliminate or mitigate certain risks, the processes and controls employed to address certain risks may be limited in their effectiveness, and some risks are simply beyond the reasonable control of the Fund or the Adviser or other service providers. Moreover, it is necessary to bear certain risks (such as investment-related risks) to achieve the Fund’s goals. As a result of the foregoing and other factors, the Fund’s ability to manage risk is subject to substantial limitations.

Board Diversification and Trustee Qualifications

As described above, the Nominating and Governance Committee of the Board of Trustees oversees matters related to the nomination of Trustees. The Nominating and Governance Committee seeks to establish an effective Board with an appropriate range of skills and diversity, including, as appropriate, differences in background, professional experience, education, vocations, and other individual characteristics and traits in the aggregate. Each Trustee must meet certain basic requirements, including relevant skills and experience, time availability and, if qualifying as an Independent Trustee, independence from the Adviser, underwriters or other service providers, including any affiliates of these entities.

Listed below for each current Trustee are the experiences, qualifications and attributes that led to the conclusion, as of the date of this SAI, that each current Trustee should serve as a Trustee in light of the Trust’s business and structure.

Independent Trustees

Keith Fletcher is the Chair of the Board of Trustees of Valkyrie ETF Trust II. He currently is the Principal and CEO of JAHFT Solutions LLC, a role he has been in since 2017. Additionally, he serves as the Principal and Chief Distribution Officer at RiskX Investments. Mr. Fletcher has served as a Trustee of the Valkyrie Funds since 2021.

Steve Lehman is an executive chairman to Vymedic Biotech, a role he has been in since 2019. He also currently serves as an investor to the executive board of CoFoundersLab & Invincible Entertainment Partners. Mr. Lehman has served as a Trustee of the Valkyrie Funds since 2021. He currently serves as the chair of the Nominating Committee (since 2021) of the Valkyrie Funds.

Mark Osterheld currently serves as an Adjunct Professor at Bentley University and Clarkson University. Additionally, he has been a principal consultant for a consulting firm since 2013. Mr. Osterheld has served as a Trustee of the Valkyrie Funds since 2021. He currently serves as the chair of the Audit Committee (since 2021) of the Valkyrie Funds.

Interested Trustees. Nikolaos (Nick) Bonos is the Head of Fund Operations of Valkyrie Investments. Nick has been in the financial services industry for more than 32 years. He has worked in various senior operational roles for State Street, JP Morgan Chase, Rydex Investments, Security Benefit Corp., Guggenheim Investments, and MUFG Investor Services (US), LLC. Mr. Bonos has served as a Trustee of the Valkyrie Funds since 2021.

For the 2024 calendar year, each Independent Trustee was paid a fixed annual retainer of $25,000. The fixed annual retainer was allocated equally among each Fund in the Valkyrie Fund Complex. Trustees are also reimbursed for travel and out-of-pocket expenses incurred in connection with all meetings.

The following table sets forth the compensation earned by each Independent Trustee (including reimbursement for travel and out-of-pocket expenses) for services to the Fund and the aggregate compensation paid to them for services to the Valkyrie Fund Complex, for the fiscal year ended September 30, 2023. The Trust has no retirement or pension plans. The officers and Trustees who are “interested persons” as designated above serve without any compensation from the Trust. The Trust has no employees. Its officers are compensated by Valkyrie.

Name of Trustee	Compensation from the Fund	Total Compensation from the Valkyrie Fund Complex
Keith Fletcher	$3,125	$6,250
Steven Lehman	$3,125	$6,250
Mark Osterheld	$3,125	$6,250

Interested and Independent Trustees

The following table sets forth the dollar range of equity securities beneficially owned by the Interested and Independent Trustees in the Fund and all funds overseen by the Trustees in the Valkyrie Fund Complex as of December 31, 2023:

Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in the Valkyrie Fund Complex
Interested Trustees
Nick Bonos	None	$1–$10,000
Independent Trustees
Keith Fletcher	None	None
Steven Lehman	None	None
Mark Osterheld	None	None

As of December 31, 2023, the Independent Trustees of the Trust and immediate family members did not own beneficially or of record any class of securities of an investment adviser or principal underwriter of the Fund or any person directly or indirectly controlling, controlled by, or under common control with an investment adviser or principal underwriter of the Fund.

As of December 31, 2023, the officers and Trustees, in the aggregate, owned less than 1% of the shares of the Fund.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. The table set forth below shows the percentage ownership of each person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended) who, as of January 10, 2024, owned of record, or is known by the Trust to have owned of record or beneficially, 5% or more of the Shares of the Fund.

Shareholders Name and Address	Percentage
Charles Schwab & Co Inc. 211 Main Street San Francisco, California 94105-1905	38.90%
National Financial Services LLC 499 Washington Boulevard Jersey City, New Jersey 07310-1995	22.48%
Morgan Stanley Smith Barney LLC 1300 Thames Street, 6th Floor Baltimore, Maryland 21231	9.67%

INVESTMENT ADVISER AND OTHER SERVICE PROVIDERS

Investment Adviser. Valkyrie Funds LLC, 320 Seven Springs Way, Suite 250, Nashville, Tennessee 37027, serves as the investment adviser to the Fund. Valkyrie is a Tennessee limited liability company and a wholly-owned subsidiary of Valkyrie Investments Inc. Valkyrie discharges its responsibilities subject to the policies of the Board of Trustees. Valkyrie also administers the Trust’s business affairs, provides office facilities and equipment and certain clerical, bookkeeping and administrative services, and permits any of its officers or employees to serve without compensation as Trustees or officers of the Trust if elected to such positions.

Pursuant to an investment management agreement between Valkyrie and the Trust, on behalf of the Fund (the “Investment Management Agreement”), Valkyrie oversees the investment of the Fund’s assets and is responsible for paying all expenses of the Fund, excluding the fee payments under the Investment Management Agreement, interest, taxes, brokerage commissions, acquired fund fees and expenses and other expenses connected with the execution of portfolio transactions, distribution and service fees payable pursuant to a Rule 12b-1 plan, if any, and extraordinary expenses. The Fund has agreed to pay Valkyrie an annual management fee equal to a percentage of its daily net assets, as detailed in the below table.

Management Fee

Fund	Fee
Valkyrie Bitcoin Leveraged Strategy ETF	[ ]%

Under the Investment Management Agreement, Valkyrie shall not be liable for any loss sustained by reason of the purchase, sale or retention of any security, whether or not such purchase, sale or retention shall have been based upon the investigation and research made by any other individual, firm or corporation, if such recommendation shall have been selected with due care and in good faith, except loss resulting from willful misfeasance, bad faith, or gross negligence on the part of Valkyrie in the performance of its obligations and duties, or by reason of its reckless disregard of its obligations and duties. The Investment Management Agreement is in place for the original initial two year term, and thereafter only if approved annually by the Board of Trustees, including a majority of the Independent Trustees. The Investment Management Agreement terminates automatically upon assignment and is terminable at any time without penalty as to the Fund by the Board of Trustees, including a majority of the Independent Trustees, or by vote of the holders of a majority of the Fund’s outstanding voting securities on 60 days’ written notice to Valkyrie, or by Valkyrie on 60 days’ written notice to the Fund.

Investment Sub-Adviser. Valkyrie has retained Vident Advisory, LLC (d/b/a Vident Asset Management) (the “Sub-Adviser”), 1125 Sanctuary Parkway, Suite 515, Alpharetta, Georgia 30009, to act as sub-adviser to the Fund pursuant to a sub-advisory agreement (the “Sub-Advisory Agreement”). Vident serves as investment adviser to high net worth individuals, investment companies, other pooled investment vehicles and other charitable organizations. Vident was formed in 2016 and provides sub-advisory services to multiple ETFs.

Pursuant to the Sub-Advisory Agreement, Valkyrie has agreed to pay for the services provided by the Sub-Adviser through sub-advisory fees. Vident receives a sub-advisory fee equal to the greater of (1) $75,000 per annum or (2) 0.09% per annum of the average daily net assets of the Fund on the first $500 million in assets, 0.08% on the next $500 million in assets, and 0.07% on all assets over $1 billion, calculated daily and paid monthly. Valkyrie is responsible for paying the entire amount of the Vident’s fee for the Fund.

Portfolio Managers. The portfolio managers are primarily responsible for the day-to-day management of the Fund. There are currently five portfolio managers, as follows:

Steven McClurg, Chief Investment Officer of Valkyrie. Steven McClurg has considerable finance and fintech experience. Most recently, Mr. McClurg founded Theseus Capital, a blockchain-powered asset management platform, followed by joining blockchain-focused merchant bank, Galaxy Digital, where he continued as Managing Director, building their asset management and public funds businesses. Most relevant, Mr. McClurg was a Managing Director at Guggenheim Partners, where he was a portfolio manager and responsible for portfolio construction and strategy for fixed income and private equity. He also has experience in leadership roles in technology companies such as Electronic Arts. Mr. McClurg holds an MS and an MBA from Pepperdine University, where he has served as an adjunct professor.

Rafael Zayas, CFA, Senior Vice President, Head of Portfolio Management and Trading of Vident. Mr. Zayas has over 15 years of trading and portfolio management experience in global equity products and ETFs. He is SVP, Head of Portfolio Management and, specializing in managing and trading of developed, emerging, and frontier market portfolios. Prior to joining Vident, he was a Portfolio Manager at Russell Investments where he oversaw over $5 billion in quantitative strategies across global markets, including emerging, developed and frontier markets and listed alternatives. Before that, he was an equity Portfolio Manager at BNY Mellon Asset Management, where he was responsible for $150 million in internationally listed global equity ETFs and assisted in managing $3 billion of global ETF assets. Mr. Zayas holds a BS in Electrical Engineering from Cornell University. He also holds the Chartered Financial Analyst designation.

Ryan Dofflemeyer, Senior Portfolio Manager of Vident. Mr. Dofflemeyer has over 16 years of trading and portfolio management experience across various asset classes including both ETFs and mutual funds. He is Senior Portfolio Manager for Vident, specializing in managing and trading of global equity and multi-asset portfolios. Prior to joining Vident, he was a Senior Portfolio Manager at ProShares for over $3 billion in ETF assets across global equities, commodities and volatility strategies. Before that, he was a Research Analyst at the Investment Company Institute in Washington DC. Mr. Dofflemeyer holds a BA from the University of Virginia and an MBA from the University of Maryland.

Bill Cannon, Head of ETF Portfolio Management at Valkyrie, Prior to joining Valkyrie, Bill was a Managing Director at Guggenheim Partners Investment Management, where he was member of the insurance portfolio management division responsible for $80 billion of assets under management. Before that, Mr. Cannon worked at the Chicago Mercantile Exchange and the Chicago Board Options Exchange as a derivatives broker for equity index and interest rate futures and options. Mr. Cannon earned a BA in Chemistry from the University of Vermont and an MBA from the Quinlan School of Business at Loyola University Chicago.

Austin Wen, Portfolio Manager of Vident, Mr. Wen has eight years of investment management experience. He is a Portfolio Manager at Vident Investment Advisory, specializing in portfolio management and trading of equity portfolios and commodities-based portfolios, as well as risk monitoring and investment analysis. Previously, he was an analyst for Vident Financial, working on the development and review of investment solutions. He began his career as a State Examiner for the Georgia Department of Banking and Finance. Mr. Wen obtained a BA in Finance from the University of Georgia and holds the Chartered Financial Analyst designation.

Compensation. Steven McClurg and Bill Cannon are compensated by Valkyrie and each receives a competitive salary. They may receive bonuses based on qualitative considerations, such as their contribution to the organization, and performance reviews in relation to job responsibilities. Messrs. Zayas, Wen, and Dofflemeyer are compensated by Vident. Each is paid a fixed salary and discretionary bonus that is not based on the performance of the Fund.

Ownership of Fund Securities. As of February 1, 2024, none of the portfolio managers owned any shares of the Fund.

Accounts Managed by the Portfolio Managers. In addition to the Fund, the portfolio managers are responsible for the day-to-day management of certain other accounts, as listed below. The information below is provided as of September 30, 2023.

Portfolio Managers	Registered Investment Companies Number of Accounts ($ Assets)	Other Pooled Investment Vehicles Number of Accounts ($ Assets)	Other Accounts Number of Accounts ($ Assets)
Steven McClurg	1 ($13.8 million)	5 ($53.3 million)	0 ($0)
Rafael Zayas	21 ($2,731 million)	22 ($1,140 million)	0 ($0)
Ryan Dofflemeyer	14 ($1,391 million)	25 ($534 million)	1 ($21 million)
Bill Cannon	1 ($13.8 million)	1 ($1.8 million)	0 ($0)
Austin Wen	28 ($4,052 million)	7 ($669 million	1 ($21 million)

Conflicts of Interest. The Sub-Adviser’s portfolio managers’ management of other accounts may give rise to potential conflicts of interest in connection with their management of the Fund’s investments, on the one hand, and the investments of the other accounts, on the other. The other accounts might have similar investment objectives as the Fund or hold, purchase or sell securities that are eligible to be held, purchased or sold by the Fund. While the portfolio managers’ management of other accounts may give rise to the following potential conflicts of interest, the Sub-Adviser does not believe that the conflicts, if any, are material or, to the extent any such conflicts are material, the Sub-Adviser believes that it has designed policies and procedures to manage those conflicts in an appropriate way.

Fund Administration. The administrator, fund accountant and transfer agent for the Fund is U.S. Bancorp Fund Services, LLC (“USBFS”, “Administrator”, “Fund Accountant” or “Transfer Agent”), which has its principal office at 615 East Michigan Street, Milwaukee, WI 53202 and is primarily in the business of providing administrative, fund accounting and stock transfer services to retail and institutional mutual funds. USBFS performs these services pursuant to three separate agreements, a fund administration servicing agreement, a fund accounting servicing agreement and a transfer agent servicing agreement.

Administration Agreement. Pursuant to the fund administration servicing agreement with the Trust (“Administration Agreement”), USBFS provides all administrative services necessary for the Fund, other than those provided by Valkyrie, subject to the supervision of the Board of Trustees. USBFS employees generally will not be officers of the Fund for which they provide services.

The Administration Agreement is terminable by the Board or Valkyrie on ninety (90) days’ written notice and may be assigned provided the non-assigning party provides prior written consent. The Administration Agreement shall remain in effect for three years from the date of its initial approval, unless amended, and its renewal is subject to approval of the Board for periods thereafter. The Administration Agreement provides that in the absence of the USBFS’s refusal or willful failure to comply with the Agreement or bad faith, negligence or willful misconduct on the part of USBFS, USBFS shall not be liable for any action or failure to act in accordance with its duties thereunder.

Under the Administration Agreement, USBFS provides all administrative services, including, without limitation: (i) providing services of persons competent to perform such administrative and clerical functions as are necessary to provide effective administration of the Fund; (ii) overseeing the performance of administrative and professional services to the Fund by others, including the Fund’s custodian, as applicable; (iii) preparing, but not paying for, the periodic updating of the Fund’s Registration Statement, Prospectus and Statement of Additional Information in conjunction with Fund counsel, including the printing of such documents for the purpose of filings with the SEC and state securities administrators, preparing the Fund’s tax returns, and preparing reports to the Fund’s shareholders and the SEC; (iv) calculation of yield and total return for the Fund; (v) monitoring and evaluating daily income and expense accruals, and sales and redemptions of Shares of the Fund; (vi) preparing in conjunction with Fund counsel, but not paying for, all filings under the securities or “Blue Sky” laws of such states or countries as are designated by the Distributor, which may be required to register or qualify, or continue the registration or qualification, of the Fund and/or its Shares under such laws; (vii) preparing notices and agendas for meetings of the Fund’s Board and minutes of such meetings in all matters required by the 1940 Act to be acted upon by the Board; and (viii) monitoring periodic compliance with respect to all requirements and restrictions of the 1940 Act, the Internal Revenue Code and the Prospectus.

Accounting Agreement. Pursuant to the fund accounting servicing agreement with the Trust (the “Fund Accounting Agreement”), USBFS provides the Fund with all accounting services, including, without limitation: (i) daily computation of NAV; (ii) maintenance of security ledgers and books and records as required by the 1940 Act; (iii) production of the Fund’s listing of portfolio securities and general ledger reports; (iv) reconciliation of accounting records; and (v) maintaining certain books and records described in Rule 31a-1 under the 1940 Act, and reconciling account information and balances among the custodian and Valkyrie.

For the administrative and fund accounting services rendered to the Fund by USBFS, USBFS is paid an annual fee based on the average net assets of the Fund, subject to a minimum annual fee. Pursuant to the Fund’s unitary management fee structure, Valkyrie is responsible for paying for the services provided by USBFS, and the Fund does not directly pay USBFS.

Transfer and Dividend Agent. USBFS acts as the Fund’s transfer and dividend agent. The Fund pays USBFS for its services as its transfer and dividend agent.

Custodian. U.S. Bank National Association, 1555 North Rivercenter Drive, Suite 302, Milwaukee, WI 53212, serves as custodian (the “Custodian”) for the Fund’s cash and securities. Pursuant to a custodian servicing agreement with the Fund (the “Custodian Agreement”), it is responsible for maintaining the books and records of the Fund’s portfolio securities and cash. The Custodian does not assist in, and is not responsible for, investment decisions involving the assets of the Fund.

Securities Lending Agent. The Fund may participate in securities lending arrangements whereby the Fund lends certain of its portfolio securities to brokers, dealers, and financial institutions (not with individuals) to receive additional income and increase the rate of return of its portfolio. U.S. Bank, N.A. serves as the Fund’s securities lending agent and is responsible for (i) negotiating the fees (rebates) of securities loans within parameters approved by the Board; (ii) delivering loaned securities to the applicable borrower(s), a list of which has been approved by the Board; (iii) investing any cash collateral received for a securities loan in investments pre-approved by the Board; (iv) receiving the returned securities at the expiration of a loan’s term; (v) daily monitoring of the value of the loaned securities and the collateral received; (vi) notifying borrowers to make additions to the collateral, when required; (vii) accounting and recordkeeping services as necessary for the operation of the securities lending program, and (viii) establishing and operating a system of controls and procedures to ensure compliance with its obligations under the Fund’s securities lending program.

Distributor. ALPS Distributors, Inc. (the “Distributor”) serves as distributor and principal underwriter of the Creation Units of the Fund. Its principal address is 1290 Broadway, Suite 1000, Denver, Colorado 80203. The Distributor has entered into a Distribution Agreement with the Trust pursuant to which it distributes Fund shares. Shares are continuously offered for sale by the Fund through the Distributor only in Creation Units, as described below under the heading “Creation and Redemption of Creation Units.”

Valkyrie may, from time to time and from its own resources, pay, defray or absorb costs relating to distribution, including payments out of its own resources to the Distributor, or to otherwise promote the sale of shares. Valkyrie’s available resources to make these payments include profits from advisory fees received from the Fund. The services Valkyrie may pay for include, but are not limited to, advertising and attaining access to certain conferences and seminars, as well as being presented with the opportunity to address investors and industry professionals through speeches and written marketing materials.

Since the inception of the Fund, there has been no underwriting commissions with respect to the sale of Fund Shares, and the Distributor did not receive compensation on redemptions for the Fund for that period.

Aggregations. Shares of the Fund in less than Creation Units are not distributed by the Distributor. The Distributor will deliver the Prospectus and, upon request, this SAI to Authorized Participants purchasing Creation Units and will maintain records of both orders placed with it and confirmations of acceptance furnished by it. The Distributor is a broker-dealer registered under the 1934 Act and a member of the Financial Industry Regulatory Authority (“FINRA”).

The Distribution Agreement provides that it may be terminated at any time, without the payment of any penalty, on at least 60 days’ written notice by the Trust to the Distributor (i) by vote of a majority of the Independent Trustees; or (ii) by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund. The Distribution Agreement will terminate automatically in the event of its assignment (as defined in the 1940 Act).

The Distributor may also enter into agreements with participants that utilize the facilities of the Depository Trust Company (the “DTC Participants”), which have international, operational, capabilities and place orders for Creation Units of the Fund’s shares. Participating Parties (as defined in “Procedures for Creation of Creation Units” below) shall be DTC Participants (as defined in “DTC Acts as Securities Depository for Fund Shares” below).

BROKERAGE ALLOCATIONS

The Sub-Adviser is responsible for decisions to buy and sell securities for the Fund and for the placement of the Fund’s securities business, the negotiation of the commissions to be paid on brokered transactions, the prices for principal trades in securities, and the allocation of portfolio brokerage and principal business. It is the policy of Valkyrie to seek the best execution at the best security price available with respect to each transaction, and with respect to brokered transactions in light of the overall quality of brokerage and research services provided to Valkyrie and its clients. The best price to the Fund means the best net price without regard to the mix between purchase or sale price and commission, if any. Purchases may be made from underwriters, dealers, and, on occasion, the issuers. Commissions will be paid on the Fund’s futures transactions, if any. The purchase price of portfolio securities purchased from an underwriter or dealer may include underwriting commissions and dealer spreads. The Fund may pay mark-ups on principal transactions. In selecting broker-dealers and in negotiating commissions, the Sub-Adviser considers, among other things, the firm’s reliability, the quality of its execution services on a continuing basis and its financial condition.

Section 28(e) of the Securities Exchange Act of 1934, as amended (the “1934 Act”) permits an investment adviser, under certain circumstances, to cause an account to pay a broker or dealer who supplies brokerage and research services a commission for effecting a transaction in excess of the amount of commission another broker or dealer would have charged for effecting the transaction. Brokerage and research services include (i) furnishing advice as to the value of securities, the advisability of investing, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities; (ii) furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy, and the performance of accounts; and (iii) effecting securities transactions and performing functions incidental thereto (such as clearance, settlement, and custody). Such brokerage and research services are often referred to as “soft dollars.” Valkyrie has advised the Board of Trustees that it does not currently intend to use soft dollars.

Notwithstanding the foregoing, in selecting brokers, the Sub-Adviser may in the future consider investment and market information and other research, such as economic, securities and performance measurement research, provided by such brokers, and the quality and reliability of brokerage services, including execution capability, performance, and financial responsibility. Accordingly, the commissions charged by any such broker may be greater than the amount another firm might charge if the Sub-Adviser determines in good faith that the amount of such commissions is reasonable in relation to the value of the research information and brokerage services provided by such broker to the Sub-Adviser or the Trust. In addition, the Sub-Adviser must determine that the research information received in this manner provides the Fund with benefits by supplementing the research otherwise available to the Fund. The Investment Management Agreement provides that such higher commissions will not be paid by the Fund unless the Adviser determines in good faith that the amount is reasonable in relation to the services provided. The investment advisory fees paid by the Fund to Valkyrie under the Investment Management Agreement would not be reduced as a result of receipt by Valkyrie of research services.

The Sub-Adviser places portfolio transactions for other advisory accounts advised by it, and research services furnished by firms through which the Fund effects securities transactions may be used by the Sub-Adviser in servicing all of its accounts; not all of such services may be used by the Sub-Adviser in connection with the Fund. The Sub-Adviser believes it is not possible to measure separately the benefits from research services to each of the accounts (including the Fund) advised by it. Because the volume and nature of the trading activities of the accounts are not uniform, the amount of commissions in excess of those charged by another broker paid by each account for brokerage and research services will vary. However, the Sub-Adviser believes such costs to the Fund will not be disproportionate to the benefits received by the Fund on a continuing basis. The Sub-Adviser seeks to allocate portfolio transactions equitably whenever concurrent decisions are made to purchase or sell securities by the Fund and another advisory account. In some cases, this procedure could have an adverse effect on the price or the amount of securities available to the Fund. In making such allocations between the Fund and other advisory accounts, the main factors considered by the Sub-Adviser are the respective investment objectives, the relative size of portfolio holding of the same or comparable securities, the availability of cash for investment and the size of investment commitments generally held.

ADDITIONAL INFORMATION

Book Entry Only System. The following information supplements and should be read in conjunction with the Prospectus.

DTC Acts as Securities Depository for Fund Shares. Shares of the Fund are represented by securities registered in the name of The Depository Trust Company (“DTC”) or its nominee, Cede & Co., and deposited with, or on behalf of, DTC.

DTC, a limited-purpose trust company, was created to hold securities of its participants (the “DTC Participants”) and to facilitate the clearance and settlement of securities transactions among the DTC Participants in such securities through electronic book-entry changes in accounts of the DTC Participants, thereby eliminating the need for physical movement of securities, certificates. DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. More specifically, DTC is owned by a number of its DTC Participants and by the New York Stock Exchange (the “NYSE”) and FINRA. Access to the DTC system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly (the “Indirect Participants”).

Beneficial ownership of Shares is limited to DTC Participants, Indirect Participants and persons holding interests through DTC Participants and Indirect Participants. Ownership of beneficial interests in Shares (owners of such beneficial interests are referred to herein as “Beneficial Owners”) is shown on, and the transfer of ownership is effected only through, records maintained by DTC (with respect to DTC Participants) and on the records of DTC Participants (with respect to Indirect Participants and Beneficial Owners that are not DTC Participants). Beneficial Owners will receive from or through the DTC Participant a written confirmation relating to their purchase and sale of Shares.

Conveyance of all notices, statements and other communications to Beneficial Owners is effected as follows. Pursuant to a letter agreement between DTC and the Trust, DTC is required to make available to the Trust upon request and for a fee to be charged to the Trust a listing of the Shares of the Fund held by each DTC Participant. The Trust shall inquire of each such DTC Participant as to the number of Beneficial Owners holding Shares, directly or indirectly, through such DTC Participant. The Trust shall provide each such DTC Participant with copies of such notice, statement or other communication, in such form, number and at such place as such DTC Participant may reasonably request, in order that such notice, statement or communication may be transmitted by such DTC Participant, directly or indirectly, to such Beneficial Owners. In addition, the Trust shall pay to each such DTC Participants a fair and reasonable amount as reimbursement for the expenses attendant to such transmittal, all subject to applicable statutory and regulatory requirements.

Fund distributions shall be made to DTC or its nominee, as the registered holder of all Fund Shares. DTC or its nominee, upon receipt of any such distributions, shall immediately credit DTC Participants’ accounts with payments in amounts proportionate to their respective beneficial interests in shares of the Fund as shown on the records of DTC or its nominee. Payments by DTC Participants to Indirect Participants and Beneficial Owners of shares held through such DTC Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in a “street name,” and will be the responsibility of such DTC Participants.

The Trust has no responsibility or liability for any aspect of the records relating to or notices to Beneficial Owners, or payments made on account of beneficial ownership interests in such shares, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests, or for any other aspect of the relationship between DTC and the DTC Participants or the relationship between such DTC Participants and the Indirect Participants and Beneficial Owners owning through such DTC Participants.

DTC may decide to discontinue providing its service with respect to shares at any time by giving reasonable notice to the Trust and discharging its responsibilities with respect thereto under applicable law. Under such circumstances, the Trust shall take action to find a replacement for DTC to perform its functions at a comparable cost.

Policy Regarding Disclosure of Portfolio Holdings. The Trust has adopted a policy regarding the disclosure of information about the Fund’s portfolio holdings. The Board of Trustees must approve all material amendments to this policy. The Fund’s portfolio holdings are publicly disseminated each day the Fund is open for business through financial reporting and news services, including publicly accessible Internet websites. In addition, a basket composition file, which includes the security names and share quantities to deliver in exchange for Fund Shares, together with estimates and actual cash components, is publicly disseminated each day Nasdaq is open for trading via the National Securities Clearing Corporation (“NSCC”). The basket represents one Creation Unit of the Fund. The Fund’s portfolio holdings are also available on the Fund’s website at http://www.valkyrie-funds.com. The Trust, Valkyrie, Vident and the Distributor will not disseminate non-public information concerning the Trust.

Quarterly Portfolio Schedule. The Trust is required to disclose on a quarterly basis the complete schedule of the Fund’s monthly portfolio holdings with the SEC on Form N-PORT. Form N-PORT for the Trust is available on the SEC’s website at https://www.sec.gov. The Fund’ Form N-PORT may also be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. and information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330. The Trust’s Forms N-PORT are available without charge, upon request, by calling 1-800-617-0004 or by writing to Valkyrie ETF Trust II, 320 Seven Springs Way, Suite 250, Nashville, Tennessee 37027.

Codes of Ethics. In order to mitigate the possibility that the Fund will be adversely affected by personal trading, the Trust, Valkyrie, Vident and the Distributor have adopted Codes of Ethics under Rule 17j-1 of the 1940 Act. These Codes of Ethics contain policies restricting securities trading in personal accounts access persons, Trustees and others who normally come into possession of information on portfolio transactions. Personnel subject to the Codes of Ethics may invest in securities that may be purchased or held by the Fund; however, the Codes of Ethics require that each transaction in such securities be reviewed by the Compliance Department. These Codes of Ethics are on public file with, and are available from, the SEC.

PROXY VOTING POLICIES AND PROCEDURES

The Board of Trustees has adopted proxy voting policies and procedures (“Proxy Policies”) wherein the Trust has delegated to the Adviser the responsibility for voting proxies relating to portfolio securities held by the Fund as part of its investment advisory services, subject to the supervision and oversight of the Board of Trustees. Notwithstanding this delegation of responsibilities, however, the Fund retains the right to vote proxies relating to its portfolio securities. The fundamental purpose of the Proxy Policies is to ensure that each vote will be in a manner that reflects the best interest of the Fund and its shareholders, taking into account the value of the Fund’s investments.

The actual voting records relating to portfolio securities during the most recent 12-month period ended June 30 will be available without charge, upon request, by calling toll-free, (800) SEC-0330 or by accessing the SEC’s website at www.sec.gov.

The Fund invests exclusively in non-voting securities and as such, the Adviser does not have any policies or procedures concerning proxy voting.

CREATION AND REDEMPTION OF CREATION UNITS

General. ETFs, such as the Fund, generally issue and redeem their shares in primary market transactions through a creation and redemption mechanism and do not sell or redeem individual shares. Instead, financial entities known as “Authorized Participants” that have contractual arrangements with an ETF or one of the ETF’s service providers to purchase and redeem ETF shares directly with the ETF in large blocks of shares known as “Creation Units.” Prior to start of trading on every business day, an ETF publishes through the National Securities Clearing Corporation (“NSCC”) the “basket” of securities, cash or other assets that it will accept in exchange for a Creation Unit of the ETF’s shares. An Authorized Participant that wishes to effectuate a creation of an ETF’s shares deposits with the ETF the “basket” of securities, cash or other assets identified by the ETF that day, and then receives the Creation Unit of the ETF’s shares in return for those assets. After purchasing a Creation Unit, the Authorized Participant may continue to hold the ETF’s shares or sell them in the secondary market. The redemption process is the reverse of the purchase process: the authorized participant redeems a Creation Unit of ETF shares for a basket of securities, cash or other assets. The combination of the creation and redemption process with secondary market trading in ETF shares and underlying securities provides arbitrage opportunities that are designed to help keep the market price of ETF shares at or close to the NAV per share of the ETF.

Authorized Participants. An “Authorized Participant” is a member or participant of a clearing agency registered with the SEC that has a written agreement with the Fund or one of its service providers that allows the Authorized Participant to place orders for the purchase or redemption of Creation Units (a “Participant Agreement”). Orders to purchase Creation Units must be delivered through an Authorized Participant that has executed a Participant Agreement and must comply with the applicable provisions of such Participant Agreement. Investors wishing to purchase or sell shares generally do so on an exchange. Institutional investors other than Authorized Participants are responsible for making arrangements for a redemption request to be made through an Authorized Participant.

Business Day. A “Business Day” is generally any day on which the New York Stock Exchange (“NYSE”), the Exchange and the Trust are open for business. As of the date of this SAI, the NYSE observes the following holidays: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Juneteenth National Independence Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The Business Day on which an order to purchase or redeem Creation Units is received in proper form is referred to as the “Transmittal Date.”

Basket Composition. Rule 6c-11(c)(3) under of the 1940 Act requires an ETF relying on the exemptions offered by Rule 6c-11 to adopt and implement written policies and procedures governing the construction of baskets and the process that the ETF will use for the acceptance of baskets. In general, in connection with the construction and acceptance of baskets, the Adviser may consider various factors, including, but not limited to: (1) whether the securities, assets and other positions comprising a basket are consistent with the ETF’s investment objective(s), policies and disclosure; (2) whether the securities, assets and other positions can legally and readily be acquired, transferred and held by the ETF and/or Authorized Participant(s), as applicable; (3) whether to utilize cash, either in lieu of securities or other instruments or as a cash balancing amount; and (4) in the case of an ETF that tracks an index, whether the securities, assets and other positions aid index tracking.

The Fund may utilize a pro-rata basket or a custom basket in reliance on Rule 6c-11. A “pro-rata basket” is a basket that is a pro rata representation of the ETF’s portfolio holdings, except for minor deviations when it is not operationally feasible to include a particular instrument within the basket, except to the extent that the Fund utilized different baskets in transactions on the same Business Day.

Rule 6c-11 defines “custom baskets” to include two categories of baskets. First, a basket containing a non-representative selection of the ETF’s portfolio holdings would constitute a custom basket. These types of custom baskets include, but are not limited to, baskets that do not reflect: (i) a pro rata representation of the Fund’s portfolio holdings; (ii) a representative sampling of an ETF’s portfolio holdings; or (iii) changes due to a rebalancing or reconstitution of an ETF’s securities market index, if applicable. Second, if different baskets are used in transactions on the same Business Day, each basket after the initial basket would constitute a custom basket. For example, if an ETF exchanges a basket with either the same or another Authorized Participant that reflects a representative sampling that differs from the initial basket, that basket (and any such subsequent baskets) would be a custom basket. Similarly, if an ETF substitutes cash in lieu of a portion of basket assets for a single Authorized Participant, that basket would be a custom basket.

Under a variety of circumstances, an ETF and its shareholders may benefit from the flexibility afforded by custom baskets. In general terms, the use of custom baskets may reduce costs, increase efficiency and improve trading. Because utilizing custom baskets provides a way for an ETF to add, remove and re-weight portfolio securities without transacting in the market, it may help the ETF to avoid transaction costs and adverse tax consequences. Rule 6c-11 provides an ETF with flexibility to use “custom baskets” if the ETF has adopted written policies and procedures that: (1) set forth detailed parameters for the construction and acceptance of custom baskets that are in the best interests of the ETF and its shareholders, including the process for any revisions to, or deviations from, those parameters; and (2) specify the titles or roles of employees of the ETF’s investment adviser who are required to review each custom basket for compliance with those parameters.

The use of baskets that do not correspond to pro rata to an ETF’s portfolio holdings has historically created concern that an Authorized Participant could take advantage of its relationship with an ETF and pressure the ETF to construct a basket that favors an Authorized Participant to the detriment of the ETF’s shareholders. For example, because ETFs rely on Authorized Participants to maintain the secondary market by promoting an effective arbitrage mechanism, an Authorized Participant holding less liquid or less desirable securities potentially could pressure an ETF into accepting those securities in its basket in exchange for liquid ETF shares (i.e., dumping). An Authorized Participant also could pressure the ETF into including in its basket certain desirable securities in exchange for ETF shares tendered for redemption (i.e., cherry-picking). In either case, the ETF’s other investors would be disadvantaged and would be left holding shares of an ETF with a less liquid or less desirable portfolio of securities. The Adviser has adopted policies and procedures designed to mitigate these concerns but there is ultimately no guarantee that such policies and procedures will be effective.

Basket Dissemination. Basket files are published for consumption through the NSCC, a subsidiary of Depository Trust & Clearing Corporation, and can be utilized for pricing, creations, redemptions, rebalancing and custom scenarios. In most instances, pro rata baskets are calculated and supplied by the ETF’s custodial bank based on ETF holdings, whereas non-pro rata, custom and forward- looking pro rata baskets are calculated by the Fund’s investment adviser and disseminated by the ETF’s custodial bank through the NSCC process.

Placement of Creation or Redemption Orders. All orders to purchase or redeem Creation Units are to be governed according to the applicable Participant Agreement that each Authorized Participant has executed. In general, all orders to purchase or redeem Creation Units must be received by the transfer agent in the proper form required by the Participant Agreement no later 2:00 p.m. Eastern Standard Time on each day the NYSE is open for business (the “Closing Time”) in order for the purchase or redemption of Creation Units to be effected based on the NAV of shares of the Fund as next determined on such date after receipt of the order in proper form. Notwithstanding the foregoing, the Fund may, but is not required to permit orders until 4:00 p.m., Eastern time, or until the market closes (in the event the Exchange closes early). However, at its discretion, the Fund may require an Authorized Participant to submit orders to purchase or redeem Creation Units be placed earlier in the day (such as instances where an applicable market for a security comprising a creation or redemption basket closes earlier than usual).

Delivery of Redemption Proceeds. Deliveries of securities to Authorized Participants in connection with redemption orders are generally expected to be made within two Business Days. Due to the schedule of holidays in certain countries, however, the delivery of in-kind redemption proceeds for the Fund may take longer than two Business Days after the day on which the redemption request is received in proper form. Section 22(e) of the 1940 Act generally prohibits a registered open-end management investment company from postponing the date of satisfaction of redemption requests for more than seven days after the tender of a security for redemption. This prohibition can cause operational difficulties for ETFs that hold foreign investments and exchange in-kind baskets for Creation Units. For example, local market delivery cycles for transferring foreign investments to redeeming investors, together with local market holiday schedules, can sometimes require a delivery process in excess of seven days. However, Rule 6c-11 grants relief from Section 22(e) to permit an ETF to delay satisfaction of a redemption request for more than seven days if a local market holiday, or series of consecutive holidays, or the extended delivery cycles for transferring foreign investments to redeeming Authorized Participants, or the combination thereof prevents timely delivery of the foreign investment included in the ETF’s basket. Under this exemption, an ETF must deliver foreign investments as soon as practicable, but in no event later than 15 days after the tender to the ETF. The exemption therefore will permit a delay only to the extent that additional time for settlement is actually required, when a local market holiday, or series of consecutive holidays, or the extended delivery cycles for transferring foreign investments to redeeming authorized participants prevents timely delivery of the foreign investment included in the ETF’s basket. If a foreign investment settles in less than 15 days, Rule 6c-11 requires an ETF to deliver it pursuant to the standard settlement time of the local market where the investment trades. Rule 6c-11 defines “foreign investment” as any security, asset or other position of the ETF issued by a foreign issuer (as defined by Rule 3b-4 under the 1934 Act), and that is traded on a trading market outside of the United States. This definition is not limited to “foreign securities,” but also includes other investments that may not be considered securities. Although these other investments may not be securities, they may present the same challenges for timely settlement as foreign securities if they are transferred in kind.

Creation Transaction Fees. The Fund imposes fees in connection with the purchase of Creation Units. These fees may vary based upon various facts-based circumstances, including, but not limited to, the composition of the securities included in the Creation Unit or the countries in which the transactions are settled. The price for each Creation Unit will equal the daily NAV per share of the Fund times the number of shares in a Creation Unit, plus the fees described above and, if applicable, any operational processing and brokerage costs, transfer fees, stamp taxes and part or all of the spread between the expected bid and offer side of the market related to the securities comprising the creation basket.

Redemption Transaction Fees. The Fund also imposes fees in connection with the redemption of Creation Units. These fees may vary based upon various facts-based circumstances, including, but not limited to, the composition of the securities included in the Creation Unit or the countries in which the transactions are settled. The price received for each Creation Unit will equal the daily NAV per share of the Fund times the number of shares in a Creation Unit, minus the fees described above and, if applicable, any operational processing and brokerage costs, transfer fees, stamp taxes and part or all of the spread between the expected bid and offer side of the market related to the securities comprising the redemption basket. Investors who use the services of a broker or other such intermediary in addition to an Authorized Participant to effect a redemption of a Creation Unit may also be assessed an amount to cover the cost of such services. The redemption fee charged by the Fund will comply with Rule 22c-2 of the 1940 Act which limits redemption fees to no more than 2% of the value of the shares redeemed.

Acceptance of Creation Orders. The Fund will accept all orders for Creation Units that are in good order. Circumstances under which the Fund may not accept a creation order include, but are not limited to: (i) the order is not in proper form; (ii) the purchaser or group of related purchasers, upon obtaining the Creation Units of Fund shares ordered, would own 80% or more of the currently outstanding shares of the Fund; (iii) the required consideration is not delivered; (iv) the acceptance of the Fund Deposit would, in the opinion of the Fund, be unlawful; or (v) there exist circumstances outside the control of the Fund that make it impossible to process orders of Creation Units for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Fund, Valkyrie, the Distributor, DTC, NSCC, the transfer agent, the custodian, any sub-custodian or any other participant in the purchase process; and similar extraordinary events. The Transfer Agent shall notify a prospective creator of a Creation Unit and/or the Authorized Participant acting on behalf of such prospective creator of the rejection of the order of such person. The Trust, the Fund, the Transfer Agent, the custodian, any sub-custodian and the Distributor are under no duty, however, to give notification of any defects or irregularities in the delivery of Fund Deposits, nor shall any of them incur any liability for the failure to give any such notification.

Acceptance of Redemption Orders. An ETF may suspend the redemption of Creation Units only in accordance with Section 22(e) of the 1940 Act. Section 22(e) stipulates that no registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except (1) for any period (A) during which the NYSE is closed other than customary week-end and holiday closings or (B) during which trading on the NYSE is restricted; (2) for any period during which an emergency exists as a result of which (A) disposal by the investment company of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or (3) for such other periods as the SEC may by order permit for the protection of security holders of the investment company.

Exceptions to Use of Creation Units. Under Rule 6c-11 of the 1940 Act, ETFs are permitted to sell or redeem individual shares on the day of consummation of a reorganization, merger, conversion, or liquidation. In these limited circumstances, an ETF may need to issue or redeem individual shares and may need to transact without utilizing Authorized Participants.

FEDERAL TAX MATTERS

This section summarizes some of the main U.S. federal income tax consequences of owning Shares of the Fund. This section is current as of the date of this SAI. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Fund. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Fund. This may not be sufficient for prospective investors to use for the purpose of avoiding penalties under federal tax law.

As with any investment, prospective investors should seek advice based on their individual circumstances from their own tax adviser.

The Fund intends to qualify annually and to elect to be treated as a regulated investment company under the Code.

To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, the Fund must, among other things, (i) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies, or net income derived from interests in certain publicly traded partnerships; (ii) diversify its holdings so that, at the end of each quarter of the taxable year, (a) at least 50% of the market value of the Fund’s assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer generally limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other regulated investment companies) of any one issuer, or two or more issuers which the Fund controls which are engaged in the same, similar or related trades or businesses, or the securities of one or more of certain publicly traded partnerships; and (iii) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses) and at least 90% of its net tax-exempt interest income each taxable year. There are certain exceptions for failure to qualify if the failure is for reasonable cause or is de minimis, and certain corrective action is taken and certain tax payments are made by the Fund.

As a regulated investment company, the Fund generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes to shareholders. The Fund intends to distribute to its shareholders, at least annually, substantially all of its investment company taxable income and net capital gain. If the Fund retains any net capital gain or investment company taxable income, it will generally be subject to federal income tax at regular corporate rates on the amount retained. In addition, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax unless, generally, the Fund distributes during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (3) any ordinary income and capital gains for previous years that were not distributed during those years. In order to prevent application of the excise tax, the Fund intends to make its distributions in accordance with the calendar year distribution requirement. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

Income from commodities is generally not qualifying income for RICs. The Fund intends to treat any income it may derive from bitcoin and ether futures contracts received by the Subsidiary as “qualifying income” under the provisions of the Code applicable to RICs. The IRS had issued numerous PLRs provided to third parties not associated with the Fund or its affiliates (which only those parties may rely on as precedent) concluding that similar arrangements resulted in qualifying income. Many of such PLRs have now been revoked by the Internal Revenue Service. In March of 2019, the Internal Revenue Service published Regulations that concluded that income from a corporation similar to the Subsidiary would be qualifying income, if the income is related to the Fund’s business of investing in stocks or securities. Although the Regulations do not require distributions from the Subsidiary, the Fund intends to cause the Subsidiary to make distributions that would allow the Fund to make timely distributions to its shareholders. The Fund generally will be required to include in its own taxable income the income of the Subsidiary for a tax year, regardless of whether the Fund receives a distribution of the Subsidiary’s income in that tax year, and this income would nevertheless be subject to the distribution requirement for qualification as a regulated investment company and would be taken into account for purposes of the 4% excise tax.

The Fund has undertaken to not hold more than 25% of its assets in the Subsidiary at the end of any quarter. If the Fund fails to limit itself to the 25% ceiling and fails to correct the issue within 30 days after the end of the quarter, the Fund may fail the RIC diversification tests described above.

Subject to certain reasonable cause and de minimis exceptions, if the Fund fails to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Fund would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its shareholders) and all distributions out of earnings and profits would be taxed to shareholders as ordinary income.

Distributions

Dividends paid out of the Fund’s investment company taxable income are generally taxable to a shareholder as ordinary income to the extent of the Fund’s earnings and profits, whether paid in cash or reinvested in additional shares. However, certain ordinary income distributions received from the Fund may be taxed at capital gains tax rates. In particular, ordinary income dividends received by an individual shareholder from a regulated investment company such as the Fund are generally taxed at the same rates that apply to net capital gain, provided that certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Fund itself.

The Fund will provide notice to its shareholders of the amount of any distributions that may be taken into account as a dividend, which is eligible for the capital gains tax rates. The Fund cannot make any guarantees as to the amount of any distribution, which will be regarded as a qualifying dividend.

Income from the Fund may also be subject to a 3.8% “Medicare tax.” This tax generally applies to net investment income if the taxpayer’s adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

A corporation that owns Shares generally will not be entitled to the dividends received deduction with respect to many dividends received from the Fund because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on Shares that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be reported by the Fund as being eligible for the dividends received deduction.

Distributions of net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, properly reported as capital gain dividends are taxable to a shareholder as long-term capital gains, regardless of how long the shareholder has held Fund Shares. An election may be available to you to defer recognition of the gain attributable to a capital gain dividend if you make certain qualifying investments within a limited time. You should talk to your tax adviser about the availability of this deferral election and its requirements. Shareholders receiving distributions in the form of additional Shares, rather than cash, generally will have a tax basis in each such share equal to the value of a Share of the Fund on the reinvestment date. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits will be treated by a shareholder as a return of capital which is applied against and reduces the shareholder’s basis in his or her Shares. To the extent that the amount of any such distribution exceeds the shareholder’s basis in his or her Shares, the excess will be treated by the shareholder as gain from a sale or exchange of the Shares.

Shareholders will be notified annually as to the U.S. federal income tax status of distributions, and shareholders receiving distributions in the form of additional shares will receive a report as to the value of those Shares.

Sale or Exchange of Fund Shares

Upon the sale or other disposition of Shares of the Fund, which a shareholder holds as a capital asset, such a shareholder may realize a capital gain or loss, which will be long-term or short-term, depending upon the shareholder’s holding period for the Shares. Generally, a shareholder’s gain or loss will be a long-term gain or loss if the Shares have been held for more than one year.

Any loss realized on a sale or exchange will be disallowed to the extent that Shares disposed of are replaced (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending 30 days after disposition of shares or to the extent that the shareholder, during such period, acquires or enters into an option or contract to acquire, substantially identical stock or securities. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Any loss realized by a shareholder on a disposition of Fund Shares held by the shareholder for six months or less will be treated as a long-term capital loss to the extent of any distributions of long-term capital gain received by the shareholder with respect to such Shares.

Taxes on Purchase and Redemption of Creation Units

If a shareholder exchanges securities for Creation Units the shareholder will generally recognize a gain or a loss. The gain or loss will be equal to the difference between the market value of the Creation Units at the time and the shareholder’s aggregate basis in the securities surrendered and the Cash Component paid. If a shareholder exchanges Creation Units for securities, then the shareholder will generally recognize a gain or loss equal to the difference between the shareholder’s basis in the Creation Units and the aggregate market value of the securities received and the Cash Redemption Amount. The Internal Revenue Service, however, may assert that a loss realized upon an exchange of securities for Creation Units or Creation Units for securities cannot be deducted currently under the rules governing “wash sales,” or on the basis that there has been no significant change in economic position.

Nature of Fund Investments

Certain of the Fund’s investment practices are subject to special and complex federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions; (ii) convert lower taxed long-term capital gain into higher taxed short-term capital gain or ordinary income; (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited); (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash; (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur; and (vi) adversely alter the characterization of certain complex financial transactions.

Futures Contracts

The Fund’s transactions in futures contracts will be subject to special provisions of the Code that, among other things, may affect the character of gains and losses realized by the Fund (i.e., may affect whether gains or losses are ordinary or capital, or short-term or long-term), may accelerate recognition of income to the Fund and may defer Fund losses. These rules could, therefore, affect the character, amount and timing of distributions to shareholders. These provisions also (a) will require the Fund to mark-to-market certain types of the positions in its portfolio (i.e., treat them as if they were closed out), and (b) may cause the Fund to recognize income without receiving cash with which to make distributions in amounts necessary to satisfy the 90% distribution requirement for qualifying to be taxed as a regulated investment company and the distribution requirements for avoiding excise taxes.

Investments in Certain Non-U.S. Corporations

If the Fund holds an equity interest in any “passive foreign investment companies” (“PFICs”), which are generally certain non-U.S. corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Fund could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its shareholders. The Fund will not be able to pass through to its shareholders any credit or deduction for such taxes. The Fund may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Fund would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Fund might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax (described above). Dividends paid by PFICs are not treated as qualified dividend income.

Backup Withholding

The Fund may be required to withhold U.S. federal income tax from all taxable distributions and sale proceeds payable to shareholders who fail to provide the Fund with their correct taxpayer identification number or fail to make required certifications, or who have been notified by the Internal Revenue Service that they are subject to backup withholding. Corporate shareholders and certain other shareholders specified in the Code generally are exempt from such backup withholding. This withholding is not an additional tax. Any amounts withheld may be credited against the shareholder’s U.S. federal income tax liability.

Non-U.S. Shareholders

U.S. taxation of a shareholder who, as to the United States, is a nonresident alien individual, a non-U.S. trust or estate, a non-U.S. corporation or non-U.S. partnership (“non-U.S. shareholder”) depends on whether the income of the Fund is “effectively connected” with a U.S. trade or business carried on by the shareholder.

In addition to the rules described in this section concerning the potential imposition of withholding on distributions to non-U.S. persons, distributions to non-U.S. persons that are “financial institutions” may be subject to a withholding tax of 30% unless an agreement is in place between the financial institution and the U.S. Treasury to collect and disclose information about accounts, equity investments, or debt interests in the financial institution held by one or more U.S. persons or the institution is resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury. For these purposes, a “financial institution” means any entity that (i) accepts deposits in the ordinary course of a banking or similar business; (ii) holds financial assets for the account of others as a substantial portion of its business; or (iii) is engaged (or holds itself out as being engaged) primarily in the business of investing, reinvesting or trading in securities, partnership interests, commodities or any interest (including a futures contract or option) in such securities, partnership interests or commodities. This withholding tax is also currently scheduled to apply to the gross proceeds from the disposition of securities that produce U.S. source interest or dividends. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

Distributions to non-financial non-U.S. entities (other than publicly traded non-U.S. entities, entities owned by residents of U.S. possessions, non-U.S. governments, international organizations, or non-U.S. central banks), will also be subject to a withholding tax of 30% if the entity does not certify that the entity does not have any substantial U.S. owners or provide the name, address and TIN of each substantial U.S. owner. This withholding tax is also currently scheduled to apply to the gross proceeds from the disposition of securities that produce U.S. source interest or dividends. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

Income Not Effectively Connected. If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the non-U.S. shareholder, distributions of investment company taxable income will generally be subject to a U.S. tax of 30% (or lower treaty rate), which tax is generally withheld from such distributions.

Distributions of capital gain dividends and any amounts retained by the Fund which are properly reported by the Fund as undistributed capital gains will not be subject to U.S. tax at the rate of 30% (or lower treaty rate) unless the non-U.S. shareholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements. However, this 30% tax on capital gains of nonresident alien individuals who are physically present in the United States for more than the 182 day period only applies in exceptional cases because any individual present in the United States for more than 182 days during the taxable year is generally treated as a resident for U.S. income tax purposes; in that case, he or she would be subject to U.S. income tax on his or her worldwide income at the graduated rates applicable to U.S. citizens, rather than the 30% U.S. tax. In the case of a non-U.S. shareholder who is a nonresident alien individual, the Fund may be required to withhold U.S. income tax from distributions of net capital gain unless the non-U.S. shareholder certifies his or her non-U.S. status under penalties of perjury or otherwise establishes an exemption. If a non-U.S. shareholder is a nonresident alien individual, any gain such shareholder realizes upon the sale or exchange of such shareholder’s Shares of the Fund in the United States will ordinarily be exempt from U.S. tax unless the gain is U.S. source income and such shareholder is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements.

Distributions from the Fund that are properly reported by the Fund as an interest-related dividend attributable to certain interest income received by the Fund or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Fund may not be subject to U.S. federal income taxes, including withholding taxes when received by certain non-U.S. investors, provided that the Fund makes certain elections and certain other conditions are met.

In addition, capital gain distributions attributable to gains from U.S. real property interests (including certain U.S. real property holding corporations) will generally be subject to United States withholding tax and will give rise to an obligation on the part of the non-U.S. shareholder to file a United States tax return.

Income Effectively Connected. If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a non-U.S. shareholder, then distributions of investment company taxable income and capital gain dividends, any amounts retained by the Fund which are properly reported by the Fund as undistributed capital gains and any gains realized upon the sale or exchange of Shares of the Fund will be subject to U.S. income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations. Non-U.S. corporate shareholders may also be subject to the branch profits tax imposed by the Code. The tax consequences to a non-U.S. shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Non-U.S. shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.

Other Taxation

Fund shareholders may be subject to state, local and foreign taxes on their Fund distributions. Shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.

DETERMINATION OF NET ASSET VALUE

The following information supplements and should be read in conjunction with the section in the Prospectus entitled “Net Asset Value.”

The per Share NAV of the Fund is determined by dividing the total value of the securities and other assets, less liabilities, by the total number of shares outstanding. Market value prices represent last sale or official closing prices from a national or foreign exchange (i.e., a regulated market) and are primarily obtained from third party pricing services. Under normal circumstances, daily calculation of the net asset value will utilize the last closing price of each security held by the Fund at the close of the market on which such security is principally listed. In determining NAV, portfolio securities for the Fund for which accurate market quotations are readily available will be valued by the Fund accounting agent as follows:

(1) Common stocks and other equity securities listed on any national or foreign exchange other than Nasdaq and the London Stock Exchange Alternative Investment Market (“AIM”) will be valued at the last sale price on the business day as of which such value is being determined. Securities listed on Nasdaq or AIM are valued at the official closing price on the business day as of which such value is being determined. If there has been no sale on such day, or no official closing price in the case of securities traded on Nasdaq and AIM, the securities are valued at the midpoint between the most recent bid and ask prices on such day. Portfolio securities traded on more than one securities exchange are valued at the last sale price or official closing price, as applicable, on the business day as of which such value is being determined at the close of the exchange representing the principal market for such securities.

(2) Securities traded in the OTC market are valued at the midpoint between the bid and asked price, if available, and otherwise at their closing bid prices.

In addition, the following types of securities will be valued as follows:

(1) Fixed income securities will be valued by the fund accounting agent using a pricing service. When price quotes are not available, fair value is based on prices of comparable securities.

The value of any portfolio security held by the Fund for which market quotations are not readily available will be determined by Valkyrie in a manner that most fairly reflects fair market value of the security on the valuation date, based on a consideration of all available information.

Certain securities may not be able to be priced by pre-established pricing methods. Such securities may be valued by the Board of Trustees or its delegate at fair value. These securities generally include but are not limited to, restricted securities (securities which may not be publicly sold without registration under the 1933 Act) for which a pricing service is unable to provide a market price; securities whose trading has been formally suspended; a security whose market price is not available from a pre-established pricing source; a security with respect to which an event has occurred that is likely to materially affect the value of the security after the market has closed but before the calculation of Fund net asset value (as may be the case in foreign markets on which the security is primarily traded) or make it difficult or impossible to obtain a reliable market quotation; and a security whose price, as provided by the pricing service, does not reflect the security’s “fair value.” As a general principle, the current “fair value” of an issue of securities would appear to be the amount, that the owner might reasonably expect to receive for them upon their current sale. A variety of factors may be considered in determining the fair value of such securities. Rule 2a-5 addresses a board’s valuation policies and the role of the board with respect to the fair value of a fund’s investments. It further provides requirements for determining fair value in good faith under the 1940 Act. The Board of Trustees has designated the Adviser as “valuation designee” to perform fair value determinations for all of the Funds’ investments pursuant to Rule 2a-5 under the Investment Company Act of 1940, as amended. The Board of Trustees will oversee the Adviser’s fair value determinations and its performance as valuation designee.

Valuing the Fund’s investments using fair value pricing will result in using prices for those investments that may differ from current market valuations. Use of fair value prices and certain current market valuations could result in a difference between the prices used to calculate the Fund’s NAV and the prices used in secondary market transactions.

Because foreign markets may be open on different days than the days during which a shareholder may purchase the shares of the Fund, the value of the Fund’s investments may change on the days when shareholders are not able to purchase the shares of the Fund.

The Fund may suspend the right of redemption for the Fund only under the following unusual circumstances: (i) when the NYSE is closed (other than weekends and holidays) or trading is restricted; (ii) when trading in the markets normally utilized is restricted, or when an emergency exists as determined by the SEC so that disposal of the Fund’s investments or determination of its net assets is not reasonably practicable; or (iii) during any period when the SEC may permit.

DIVIDENDS AND DISTRIBUTIONS

The following information supplements and should be read in conjunction with the section in the Prospectus entitled “Dividends, Distributions and Taxes.”

General Policies. Dividends from net investment income of the Fund, if any, are declared and paid at least annually. Distributions of net realized securities gains, if any, generally are declared and paid once a year, but the Trust may make distributions on a more frequent basis. The Trust reserves the right to declare special distributions if, in its reasonable discretion, such action is necessary or advisable to preserve the status of the Fund as a regulated investment company or to avoid imposition of income or excise taxes on undistributed income.

Dividends and other distributions of Fund shares are distributed, as described below, on a pro rata basis to Beneficial Owners of such shares. Dividend payments are made through DTC Participants and Indirect Participants to Beneficial Owners then of record with proceeds received from the Fund.

Dividend Reinvestment Service. No reinvestment service is provided by the Trust. Broker-dealers may make available the DTC book- entry Dividend Reinvestment Service for use by Beneficial Owners of the Fund for reinvestment of their dividend distributions. Beneficial Owners should contact their brokers in order to determine the availability and costs of the service and the details of participation therein. Brokers may require Beneficial Owners to adhere to specific procedures and timetables. If this service is available and used, dividend distributions of both income and realized gains will be automatically reinvested in additional whole shares of the Fund purchased in the secondary market.

MISCELLANEOUS INFORMATION

Counsel. Chapman and Cutler LLP, 320 South Canal Street, Chicago, Illinois 60606, is counsel to the Trust.

Independent Registered Public Accounting Firm. Cohen & Company, Ltd., 342 North Water Street, Suite 830, Milwaukee, Wisconsin 53202, serves as the Fund’s independent registered public accounting firm. The firm audits the Fund’s financial statements and performs other related audit services.

PERFORMANCE INFORMATION

To obtain the Fund’s most current performance information, please call 1-800-617-0004 or visit the Fund’s website at www.valkyrie- funds.com. From time to time, the Fund’s performance information, such as yield or total return, may be quoted in advertisements or in communications to present or prospective shareholders. Performance quotations represent the Fund’s past performance and should not be considered as representative of future results. The Fund will calculate its performance in accordance with the requirements of the rules and regulations under the 1940 Act, as they may be revised from time to time.

FINANCIAL STATEMENTS

The Fund has not yet commenced investment operations; therefore, financial information is not available at this time.